UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of certain operating and financial information related to Telefónica Móviles Argentina, S.A.’s business

2.	Management discussion and analysis of financial condition and results of operations of Telefónica Móviles Argentina, S.A.

3.	Audited financial statements of Telefónica Móviles Argentina, S.A. as of December 31, 2024 and 2023 and for the twelve- month periods ended December 31, 2024 and 2023 (the “TMA Financial Statements”)

1.	Summary of certain operating and financial information related to Telefónica Móviles Argentina, S.A.’s business

Introduction

On February 24, 2024, Telecom Argentina S.A. (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with TLH Holdco, S.L.U. as seller (the “Seller”) and Telefónica, S.A. (“Telefónica Parent”), pursuant to which the Company acquired 86,460,983,849 ordinary shares of Telefónica Móviles Argentina, S.A. (“TMA”), representing 99.999625% of its share capital, for a purchase price of US$1,245 million. The Acquisition was consummated on the date of the Purchase Agreement. The term “Acquisition” refers to the acquisition of Telefónica Móviles Argentina S.A. by the Company on February 24, 2025, and the term “Acquired Business” refers to the business thereby acquired.

The Acquisition was financed by the Company through cash on hand and two loans totaling US$1,170 million (collectively, the “Existing Loans”):

•	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A., governed by New York law (the “Syndicated Loan”); and

•	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law (the “Bilateral Loan”).

The Existing Loans contain terms and conditions that are customary for similar financings, as described further on the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 28, 2025 (the “TEO 2024 20-F”).

The Acquired Business

TMA is a corporation (sociedad anónima) organized under the laws of Argentina in 1994 with a term of existence of 99 years from its initial registration. Prior to the Acquisition, TMA was an indirect wholly-owned subsidiary of Telefónica, S.A., a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain (“Telefónica Parent”). Prior to the Acquisition, TMA conducted its business under the commercial name “Telefónica” and was part of the Telefónica Parent’s “Telefónica Hispam” reporting segment, which included Telefónica Parent’s operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay.

TMA has several agreements with Telefónica Parent governing the use of several of Telefónica Parent’s brands (including Movistar), trademarks and other intellectual property in Argentina. These contracts are renewed periodically. As of the date of this Form 6-K (the “TMA 6-K”), TMA continues to use the “Telefónica,” “Movistar” and “Tuenti” Trademarks under the Trademark License Agreement. For additional information, see “—Trademark License Agreement” below.

Since its incorporation, TMA has gone through a series of transactions and corporate reorganizations, the most significant being (i) the acquisition and subsequent merger of TMA with Compañía de Radiocomunicaciones Móviles, S.A. in 2005, and (ii) TMA’s merger with Compañía Internacional de Telecomunicaciones S.A., Telefónica Holding de Argentina S.A., and Telefónica Móviles Argentina Holding S.A. in 2017, and (iii) the absorption of 100% of Telefónica de Argentina S.A. in 2024 (which was dissolved on March 4, 2024).

TMA is one of the largest telecommunications and data transmission service providers in Argentina in terms of customers. TMA provides its 19.3 million customers with high-speed fixed and mobile connectivity (Movistar and Tuenti), complemented by a live and on-demand content platform streaming series, movies, music, and TV shows.

TMA services in Argentina encompass mobile telephony, cable television, internet and fixed telephony. TMA also provides other telephone-related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing. Additionally, TMA installs, operates and develops cable television and data transmission services.

In 2024, TMA’s revenues amounted to P$2,511,381 million and its total assets amounted to P$2,243,751 million.

Corporate Structure

The following table shows TMA’s shareholding structure as of December 31, 2024:

Shareholder	Number of Shares	%
TLH HoldCo, S.L.	86,460,983,849	99.9996259%
Minority Shareholders	323,168	0.0003738%
Shares held in Treasury	261	0.0000003%
Total	86,461,307,278	100.0000000%

Main Products and Services

Prior to the Acquisition, TMA offered customers a diverse range of services, including:

•	Mobile Telecommunication Services: Voice communications and high-speed mobile internet, among other services, offered under the brand “Movistar”. These services were supported in the different technologies of TMA’s mobile network (4G and 5G). TMA was also engaged in the sale of mobile communication devices (handsets, modems MiFi and smart watches) under the brand “Movistar”.

•	Internet Services: High-speed internet services primarily offered under the brand “Movistar” via [cable modem], FTTH and 3G, 4G and 5G.

•	Pay TV Services: Through Movistar TV, TMA offered access to a platform with live and on-demand content. Movistar TV broadcast TV series, films, live music events and others. Movistar TV also integrated OTT services enabling customers to access other content providers such as Netflix, Paramount +, HBO, Prime Video and Disney + directly through the platform.

•	Fixed Services: telecommunication services, including voice communications, local telephony, national and international long-distance telephony, international telex, national and international data transmission and value-added services, among others.

Mobile Telecommunication Services

TMA’s mobile telecommunication services in Argentina include voice communications, high-speed mobile internet, mobile applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, modems and smart watches). As of December 31, 2024, TMA’s mobile telecommunications services had approximately 17.8 million customers in Argentina and represented 58.4% of TMA’s revenues.

Under the “Tuenti” brand, TMA provides its customers with a fully digital experience. This includes monthly packages offering a specific amount of data—inclusive of social network usage—as well as call minutes, SMS, and WhatsApp services.

In February 2024, TMA and Lynk Global, Inc.—the world’s leading provider of satellite direct-to-mobile phone (Sat2Phone) services—successfully conducted their first test of Sat2Phone technology in Argentina. This initiative aims to enhance geographic coverage.

TMA provides mobile telecommunication services to a diverse range of customers, including residential and corporate clients. These services are delivered through prepaid and fixed plans, as well as postpaid and fixed subscription plans. As of December 31, 2024, TMA’s mobile telecommunications services consisted of 49% prepaid customers and 51% postpaid customers.

For the prepaid plan, Movistar’s “Armá Tu Pack” plan allows customers to select the amount of GB and airtime they intend to use. For the postpaid plan, TMA offers services such as “Guarda Gigas”, “Pasa Gigas” and “Test Drive”, allowing each customer to manage their GB preferences according to their level of consumption.

Internet Services

TMA provides broadband internet services in Argentina and markets its services through HFC and FTTH technologies. As of December 31, 2024, TMA had approximately 1.5 million internet customers, with more than 4.7 million retail customers using optic fiber technologies. TMA offers internet products with speeds ranging from 50MB to 940 MB, depending on the geographic location.

In March 2024, TMA entered into an agreement with Starlink to offer satellite services to corporate customers through Movistar, expanding internet access to remote areas.

12.4% of TMA’s revenue was generated by internet services as of December 31, 2024.

Pay TV Services

Under the Movistar TV brand, TMA offers television services across various locations in Argentina. In 2024, TMA serviced 0.4 million television customers. These offerings include supplementary revenue-generating services and products, such as premium channels and pay-per-view options. 2.2% of TMA’s revenue was generated by television services as of December 31, 2024.

TMA offers a digital platform streaming television channels and on-demand content. Through this platform, customers can access different OTT services. TMA offers innovative and quality content based on alliances with production companies such as Disney+, Paramount+, Universal+, Netflix, Prime Video and HBO.

Fixed Services

TMA offers voice communication, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport), IT solution outsourcing and advanced cybersecurity solutions, among others.

Fixed services include fixed telephony (voice), internet, Movistar TV, data service, interconnection, wholesale services and others. As of December 31, 2024, 29.6% of TMA’s revenues was generated by these services.

Fixed services offered to wholesale customers include infrastructure services, internet services, international long-distance services and other value-added services.

B2B Services

TMA’s B2B services serves self-employed professionals and companies of all sizes, from SMEs to large corporations as well as government entities. The service has experienced sustained growth due to the increasing digitalization of companies and the demand for integrated connectivity, storage, cybersecurity and advanced technology solutions.

In 2024, TMA experienced significant growth in digital services, increasing sales by up to 4 times compared to the previous year. TMA’s customers increased by 20% as TMA began to offer the “Movistar Fibra” network.

Wholesale Services

The regional organization of TMA’s wholesale business consolidated the relationship with strategic partners with presence in several Latin American countries, generating opportunities to create new businesses and growing in existing ones (such as FTTH).

During 2024, TMA’s revenues in this service were mainly driven by: (i) increased commercial activity, expanding the customer base and service supply; (ii) the transformation of the optical layer of the network and the IP nodes, which made it possible to extend the ethernet network; (iii) improvements in the quality of the IP transit service as a result of agreements with Google, Netflix and Facebook, which in turn have led to an increase in sales; and (iv) new business opportunities derived from various digital services such as Managed, Cloud, and DDosShield.

Information Technology Strategy

In 2024, TMA undertook various digitalization efforts, allowing the company to enhance its competitiveness in a developing landscape. TMA is increasingly using artificial intelligence and innovation with a view to adding value to its customers.

Some of the highlights in 2024 include:

•	The use of the Net Promoter Score (NPS) as a key indicator;

•	Customer Digital Products: Enhancing customer digital experience through various channels, including through personalized digital experiences such as customer voice recognition;

•	Digital Terminals: TMA opened the Tuenti and WhatsApp sale terminals, and more than 50% of TMA’s sales were made through digital stores; and

•	Resolución con Todo: TMA launched a Project named “Resolución con Todo” with a view to increasing immediate customer problem-solving.

Operating Licenses and Concessions

TMA received its first operating license in Argentina in 1996. TMA’s operating licenses for mobile services and other related services as of December 31, 2024 are set forth below:

Frequencies	Broadband (MHz)	Expiration Date
700 MHz	20	2033(1)
850 MHz (AMBA)	30	Indefinite
850 MHz (South)	25	Indefinite
1.9 GHz (AMBA)	20	Indefinite
1.9 GHz (North)	50	Indefinite
1.9 GHz (South)	25	Indefinite
1.7 GHz / 2.1 GHz	20	2033(1)
2.6 GHz	30	2034(2)
3.5 GHz	50	2043(3)

(1)	Pursuant to Resolution No. 518/2018 of the former Ministry of Modernization, these licenses are granted for a 15-year term starting February 27, 2018.

(2)	License granted for a 15-year term starting as of the date in which the applicable frequencies became available in the City of Buenos Aires and in 13 other municipalities.

(3)	License granted for a 20-year term starting as of the date the license was awarded to TMA.

For more information about TMA’s operating licenses, see Note 18 to the TMA Financial Statements, included in this TMA 6-K.

Trademark License Agreement

As part of the Acquisition, TMA entered into a trademark license agreement (the “Trademark License Agreement”) with Telefónica Parent, pursuant to which Telefónica Parent granted TMA a non-exclusive, royalty-bearing and generally non-sublicensable and non-transferable license to continue using certain trademarks, service names, brand names, logos and domain names (collectively, the “Trademarks”) that were used by the Acquired Business prior to the Acquisition, including the “Telefónica,” “Movistar” and “Tuenti” Trademarks.

The term of the license granted under the Trademark License Agreement is for 12 months from the date of the Trademark License Agreement, extendable for up to an additional 12 months, except that the term of the license for the “Tuenti” Trademarks expires on December 31, 2029, without the possibility of any extensions.

No royalties or other payments are payable for the “Tuenti” trademarks during the term of the License Trademark Agreement. For any of the other Trademarks, if TMA elects to extend the license beyond the initial 12-month term, TMA will be required to pay Telefónica Parent a royalty equal to 1.6% of all gross revenues generated in connection with the provision of goods or services under the Trademarks that are the subject of such extension, payable on a monthly basis.

Under the Trademark License Agreement, Telefónica Parent may suspend TMA’s right to use certain Trademarks if, in its reasonable opinion, the advertisement, marketing, promotion, selling, distribution or provision of any products or services bearing such Trademarks is not in compliance with the Trademark License Agreement and such non-compliance has not been cured within 30 days from receipt of notice thereof. If such non-compliance is not cured within 120 days after the commencement date of the suspension, Telefónica Parent may terminate TMA’s right to the applicable Trademarks.

Legal and Administrative Proceedings

From time to time, TMA is a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of its business. See Notes 14, 16 and 18 to the TMA Financial Statements included in this TMA 6-K for more information on the company’s legal proceedings.

2.	Management’s discussion and analysis of financial condition and results of operations of Telefónica Móviles Argentina, S.A.

The following discussion and analysis is based on, and should be read in conjunction with, the TMA Financial Statements and related notes, included elsewhere in this TMA 6-K.

Management Overview

TMA operates under an integrated, global, and responsible vision, recognizing its role in global connectivity and technological advancements. During 2024, TMA started its 5G network rollout, improving connection speed, service quality and infrastructure robustness, while 3G and 4G networks remained essential for mobile coverage. As for fixed internet services, fiber optic usage continued to increase, enhancing TMA’s customers digital experience.

In line with its commitment to sustainability and long-term value creation, TMA has reinforced its focus on sustainable and inclusive economic models. TMA’s guiding purpose is to connect people, regardless of their location, while enhancing its competitiveness and market positioning.

On January 1, 2024, the merger between Telefónica de Argentina S.A. (“TASA”) and TMA was completed, consolidating TMA’s commercial offering, optimizing resources and investments, and generating operational efficiencies. As a result of such merger, TMA absorbed TASA’s equity, including its assets, liabilities and telecommunications service licenses. Subsequently, TMA registered a capital increase of P$28,372 million with the Argentine Public Registry of Commerce, along with the recognition of an issuance premium of P$107,376 million (in current terms). For further details, see Note 11.a of the TMA Financial Statements. The merger also enabled TMA to acquire indefinite-term licenses previously held by TASA. For more information on the corporate reorganization of TASA and TMA, please refer to Notes 1 and 21 of the TMA Financial Statements.

TMA is an integrated telecommunications provider, focused on mobile voice and data services, fixed voice services, broadband, television, and other digital services.

For further information, see Note 2.3 of the TMA Financial Statements.

TMA’s revenues in 2024 reached P$ 2,511,381 million, compared to P$ 2,527,644 million in 2023. The P$ 16,263 million decrease (1% decline) in 2024 was mainly due to lower volume of mobile handset sales, while mobile service revenues increased by 7.0%.

TMA’s net loss for 2024 amounted to P$ 960,239 million, compared to a net loss of P$ 268,665 million in 2023. The increase of P$ 691,574 million in net loss was primarily due to impairment losses on assets (net of income tax P$ 889,046 million) based on IAS 36 analysis.

The sum of costs of goods sold and operating expenses evolved below inflation, continuing and accelerating the efficiencies initiated in previous years.

For a detailed analysis of TMA’s results of operations for fiscal year 2024, see “—Years ended December 31, 2024 and 2023” below. For a discussion of the factors that may affect TMA’s results of operations see —Years ended December 31, 2024 and 2023—Factors Affecting Results of Operations”.

Non-IFRS Accounting Standards Measures of TMA

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. TMA’s former management believed that the presentation of the measure “Adjusted OIBDA” provided investors and financial analysts with appropriate information that was relevant for purposes of understanding TMA’s past and present performance, as well as TMA’s projections of future performance. Moreover, Adjusted OIBDA was one of the key performance measures used by TMA’s former management to monitor TMA’s profitability and financial position. For more information on the use of Adjusted OIBDA, see “—Results of Operations—Adjusted OIBDA.”

Years ended December 31, 2024 and 2023.

For purposes of these sections, the fiscal years ended December 31, 2024, and 2023 are referred to as “2024,” and “2023”, respectively.

TMA’s results of operations are determined in accordance with IFRS Accounting Standards as issued by the IASB.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding TMA’s operating results. These factors are based on the information currently available to TMA’s management and may not represent all the factors that are relevant to an understanding of our current or future results of operations.

The Argentine Economy

During 2024, the Argentine economy registered a contraction of 1.8%. As of December 31, 2024, considering the official exchange rate, the Argentine Peso depreciated by 27.7% against the U.S. dollar compared to December 31, 2023, while inflation reached 117.8%.

In 2024, the trade balance recorded a surplus of US$18,899 million. Argentina’s exports totalled US$79,721 million, reflecting a 19.4% increase, while imports amounted to US$60,822 million, representing a 17.5% decrease.

Regarding external debt, the agreements between the Argentine government, the Paris Club, and the IMF have been fundamental for restructuring Argentina’s debt and stabilizing its economy. See “Risk Factors—Risks Related to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends” in the TEO 2024 20-F. In March 2022, the Argentine Congress approved the agreement between the IMF and the Argentine government in connection with the IMF-supported program. On April 8, 2025, the IMF Executive Board and the Argentine authorities reached a staff-level agreement in connection with an extended fund facility arrangement. On April 11, 2025, the IMF’s Executive Board approved a 48-month, U.S.$20 billion extended fund facility arrangement for Argentina and the immediate disbursement of U.S.$12 billion, allowing the Argentine administration to continue its efforts to restore macroeconomic stability. See “Risk Factors—Risks Related to Argentina—Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth” in the TEO 2024 20-F.

Although a portion of TMA’s commercial and financial liabilities are denominated in foreign currencies, TMA’s assets, operations and customers are located in Argentina. Accordingly, financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and TMA operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including TMA’s outstanding securities. TMA operating results, financial condition and cash flows have been and will be affected by fluctuations in the Argentine economy.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises but lists several indicators of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being that the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, TMA has restated the TMA Financial Statements and the financial information in current Argentine Pesos as of December 31, 2024, for all periods reported in this TMA 6-K based on certain price indexes to account for the effect of inflation in Argentina. See Note 2.1.b) of the TMA Financial Statements.

The Consumer Price Index (“CPI”) has registered an increase of 117.8% on a year-over-year comparison for 2024. See Note 2.1.b) of the TMA Financial Statements for further information.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2024, and must be restated using the annual index of the current year.

Income Tax Inflation Adjustment

In accordance with the provisions of Title VI of the Income Tax Law, TMA applies (i) the income tax inflation adjustment since the fiscal year ended December 31, 2019, and (ii) updates on cost of assets in case of disposal and of computable depreciation to all acquisitions or investments made in fiscal years beginning January 1, 2018.

The legal tax rate in effect from the 2021 period consists of a scale whose amounts will be adjusted annually, starting on January 1, 2022, based on the annual variation of the CPI provided by the Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute, or “INDEC”).

On the basis of relevant case law, TASA challenged the decision of the Administración Federal de Ingresos Públicos (the former Argentine federal tax authority, or “AFIP”, dissolved by Decree No. 953/24, published on October 25, 2024, and replaced by the Agencia de Recaudación y Control Aduanero, or “ARCA”) to deny its request to apply the tax inflation adjustment and deduct the updated depreciation and amortization charges for the fiscal years 2008 through 2014. From the 2015 fiscal year through the 2019 fiscal year, TASA applied the tax inflation adjustment and deducted updated depreciation and disposal costs of property, plant & equipment and intangibles in its tax filings. TASA obtained final favorable judicial rulings in respect of the fiscal years 2008 through 2013 and fiscal years 2015 and 2017. The judicial actions in respect of the remaining fiscal years are still in appeal stages.

In light of the above, from the 2019 fiscal year through the 2023 fiscal year, TMA deducted updated depreciation and disposal costs of property, plant & equipment and intangibles in its tax filings. The use of these adjustments was initially rejected by ARCA, and thus TMA challenged the constitutionality of ARCA’s decisions for each of the fiscal years. These challenges are still to be resolved by the respective courts.

As of December 31, 2024, the income tax balance was a benefit of P$ 502,912 million which, compared to the previous year’s expense, represents a variation of P$ 509,494 million, mainly due to the impact of impairment losses on deferred tax.

For more information on income tax, see Note 16 of the TMA Financial Statements.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

According to the official exchange rate information published by the Banco Central de la República Argentina (the Argentinian Central Bank or “BCRA”), the Argentine Peso depreciated by 27.7% against the U.S. dollar during the year ended December 31, 2024, compared to 356.3% in the year ended December 31, 2023. The relatively moderate depreciation in 2024 is related to the ongoing foreign exchange controls (partially eased in December 2024 by the Milei administration) and a crawling peg mechanism implemented during most of the year. “Risk Factors—Risks Related to Argentina— Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends” in the TEO 2024 20-F. TMA operates with the exchange rate Comunicación “A” 3500 of the BCRA.

Heightened restrictions to access the official FX Markets were imposed starting in 2020, with a view to reducing the loss of international reserves generated by a greater demand of U.S. dollars by individuals and companies. These restrictions have resulted in the creation of multiple reference exchange rates, such as the “blue chip swap” rate (contado con liquidación), MEP dollar (Mercado Electrónico de Pagos), and soybean dollar (dólar soja), among others. Some of these exchange rates are only available to certain markets participants. In addition, dealing with certain of these reference rates might directly affect the access of TMA to the FX Market. The requirements to access these different exchange rates, as well as the actual exchange rate of each option, vary significantly from one another.

The Milei administration implemented policies aimed at modifying Argentina’s macroeconomic conditions, such as reducing the fiscal deficit, reforming the National State, privatizing public companies and rationalizing the current spending of the national administration. “Risk Factors—Risks Related to Argentina— Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends” in the TEO 2024 20-F.

The majority of TMA revenues are in Pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of TMA’s networks and services are incurred in foreign currencies. Any devaluation of the Peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies) and capital expenditures, which will adversely affect TMA’s results of operations, considering the net effect on revenues and costs. TMA actively manages exchange rate risk through the use of financial assets to minimize such risks while optimizing TMA’s financial cost.

Internal Growth

A monthly operational measure used in TMA services is ARPU, which TMA calculates by dividing adjusted total service revenues by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards. TMA calculates ARPU in a similar manner as the Company, but may not calculate ARPU in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from ARPU calculations presented in this TMA 6-K. TMA’s Management believes this measure is helpful in assessing the development of the customer base of TMA services.

The following table shows certain information regarding calculation of ARPU as of the dates specified:

	2024	2023
Number of Internet services customers (millions)	1.5	1.3
ARPU (in P$/month) internet services	17,724.5	17,432.2
Number of Voice services customers (millions)	2.2	2.3
ARPU (in P$/month) voice services	4,562.9	6,674.8
Number of Movistar TV services customers (millions)	0.4	0.3
ARPU (in P$/month) pay TV services	11,058.8	13,140.9
Number Mobile services customers (millions)	17.8	17.7
ARPU Mobile (in P$/month)	6,859.2	6,467.3

Price of services

In compliance with its specific functions, the ENACOM acting as the designated enforcement authority under the Digital Argentina Law, has regulated various aspects related to the provision of ICT services, as well as audiovisual communication services. These regulations include procedures for filing complaints, contracting regimes, billing, service quality and licensing matters, some of which have been subject to appeals by TMA. Notwithstanding recent regulatory changes affecting rates regulation, ENACOM retains broad supervisory authority over technical, operational, and user protection aspects of ICT services.

Decree No. 302/24 dated April 10, 2024, expressly repealed Decree No. 690/2020 and re-established the freedom of ICT service licensees to set their own prices on a fair and reasonable manner, allowing them to cover operating costs and a reasonable operating margin. While this regulatory shift revoked the public service status previously imposed on ICT services, the national regulatory authority (ENACOM) retains significant oversight powers in non-tariff matters such as licensing, quality of service, and spectrum management. The impact of the service price adjustments on TMA’s results of operations is particularly relevant in light of persistent inflationary pressures on TMA’s cost structure. It is worth noting that several legal challenges have been filed questioning the constitutionality of Decree No. 302/24, and therefore its full implementation may be subject to judicial review. For additional information, see “Item 4—Information on the Company—Regulatory Authorities and Framework” in the TEO 2024 20-F and Note 18 to the TMA Financial Statements.

Competition

The main competitors of TMA are detailed below by type of service as of December 31, 2024:

Mobile Services:

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that ENACOM sets prices for wholesale local interconnection services. During 2024, three mobile operators offered nationwide service: Telecom Argentina S.A., TMA and AMX Argentina (commercially known as Claro).

Internet Services:

The main competitors in the internet service market in Argentina are Telecom Argentina S.A., Claro, IPlan and Telecentro S.A. (providing a triple-play offer), among others.

Television Services:

The paid television industry is highly fragmented. TMA competitors are Telecom Argentina S.A., Telecentro S.A. (which is focused in the Buenos Aires Metropolitan Area), DirecTV Argentina S.A. (satellite television) and more recently Claro. TMA also considers OTT internet video system providers such as Netflix, Disney+, Prime Video and On Video, among others, as competitors.

Among paid television systems, competition is driven primarily by price, programming services offered, customer satisfaction and the quality of the system.

Taxes and other litigation

Local municipalities in the areas where TMA operates have implemented regulations imposing various taxes and fees related to the deployment of infrastructure, equipment, and the expansion of both fixed-line and mobile networks. Additionally, local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and are generally contesting them.

Furthermore, evolving legal precedents in labor and pension matters have led to an increase in claims from current and former employees, as well as increased demands from contractor and subcontractor employees alleging joint liability. TMA cannot guarantee that existing laws and regulations—whether general or specifically related to the telecommunications industry—will not become more restrictive, or that ongoing claims will be resolved in TMA’s favor, or that future legal and regulatory changes will not negatively impact TMA’s business, financial condition, operating results, and cash flows.

For more information on these claims and proceedings, including approximate amounts, see note 14 to the TMA Financial Statements included herein.

(A)	Results of Operations

For 2024, TMA reported a net loss of P$960,239 million, compared to a net loss of P$268,665 million in 2023. The net loss for 2024 increased by P$691,574 million compared to 2023.

Revenues in 2024 amounted to P$2,511,381 million, a 0.6% or P$16,263 million decrease as compared to P$2,527,644 million in 2023. This decrease was primarily due to a decrease on handsets sales following the market retraction caused by the December 2023 devaluation, which was partially offset by an increase in mobile service revenue, broadband, and TV, driven by an increase in postpaid, FTTH, and paid TV subscribers.

Other income in 2024 amounted to P$10,352 million as compared to P$30,208 million in 2023. Other income decreased by P$19,856 million in 2024, compared to the previous year, mainly due to a decrease in profit from the sale of scrap material and other items, and a decrease in profit from the sale of other assets.

In 2024, operating costs (including depreciation, amortization and impairment loss) amounted to P$4,043,697 million, representing an increase of P$1,053,254 million, or 35.2% as compared to 2023. The increase in operating costs in 2024 was mainly due to the recognition of an impairment loss in “Intangible Assets” and in “PP&E”. That impairment loss was mainly due to TMA’s inability to increase its prices to the same extent as accumulated inflation increased over the last years. Such misalignment affects TMA’s cash flows used to determine its value in use. Meanwhile, the carrying amounts of “Intangible Assets” and “PP&E” have been restated for inflation in accordance with IAS 29, exceeding the increase of estimated cash flows. For additional information regarding the impairment loss, see Note 4 “Recoverability of Assets” to the TMA Financial Statements.

(A.1) Year Ended December 31, 2024 compared to the year ended December 31, 2023

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ millions)%			(P$ millions)
Revenues	2,511,381	2,527,644	(0.6)	(16,263)
Other income	10,352	30,208	(65.7)	(19,856)
Supplies	(497,576)	(612,925)	(18.8)	115,349
Employee benefit expenses and severance payments	(607,062)	(780,263)	(22.2)	173,201
Variation of allowances for doubtful accounts	(63,402)	(60,244)	5.2	(3,158)
Impairment loss	(1,367,764)	-	n/a	(1,367,764)
Other expenses	(1,080,235)	(1,044,843)	3.4	(35,392)
Depreciation and amortization	(427,658)	(492,168)	(13.1)	64,510
Operating result	(1,521,964)	(432,591)	251.8	(1,089,373)
Financial income	121,019	260,717	(53.6)	(139,698)
Foreign currency exchange gains	311,208	637,059	(51.1)	(325,851)
RECPAM	185,730	77,754	n/a	107,976
Financial expenses	(257,897)	(192,561)	33.9	(65,336)
Foreign currency exchange losses	(301,247)	(612,461)	(50.8)	311,214
Net financial income	58,813	170,508	(65.5)	(111,695)
Loss before income tax	(1,463,151)	(262,083)	n/a	(1,201,068)
Income tax benefit (expense)	502,912	(6,582)	n/a	509,494
Net loss for the year	(960,239)	(268,665)	n/a	(691,574)

Net loss attributable to:
Controlling Company shareholders	(960,239)	(194,849)	n/a	(765,390)
Non-controlling shareholders	-	(73,816)	n/a	73,816

Adjusted OIBDA(1)	273,458	59,577	n/a	213,881

(1)	Adjusted OIBDA is a non-GAAP measure and is defined as operating income excluding depreciation and amortization and impairment loss. For further information, see —(A) Results of Operations—Adjusted OIBDA”.

In 2024, net loss amounted to P$960,239 million, compared to a net loss of P$268,665 million in 2023. The net loss in 2024 increased by P$691,574 million compared to 2023, primarily due to impairment losses on assets (net of P$ 889,046 million income tax) based on IAS 36 analysis.

In 2024, Adjusted OIBDA totaled P$273,458 million, representing 10.9% of revenues. The increase in 2024 compared to 2023 was primarily due to a decrease in employee benefit expenses and severance payments and supplies.

Revenues and Other income

	Year ended December 31,
	2024	2023	Total Change

	(P$ millions)%			(P$ millions)
Mobile	1,467,273	1,371,183	7.0	96,090
Fixed	743,330	754,151	(1.4)	(10,821)
Service Revenues	2,210,603	2,125,334	4.0	85,269
Handset sales	296,210	396,713	(25.3)	(100,503)
Rental income	4,568	5,597	(18.4)	(1,029)
Total Revenues	2,511,381	2,527,644	(0.6)	(16,263)
Penalties for breach of contract	1,316	2,290	(42.5)	(974)
Income for the sale of other assets	-	6,927	n/a	(6,927)
Income for the sale of scrap material and others	9,036	20,991	(57.0)	(11,955)
Total Other income	10,352	30,208	(65.7)	(19,856)
Total Revenues and Other income	2,521,733	2,557,852	(1.4)	(36,119)

During 2024, total revenues amounted to P$2,511,381 million, compared to P$ 2,527,644 million in 2023. This 0.6% or P$16,263 million decrease in 2024 was mainly due to lower volume of mobile handset sales after the devaluation of the Argentine Peso in December 2023, while mobile service revenues increased 7.0%.

Services revenues amounted to P$2,210,603 million in 2024, increasing 4.0% as compared to P$2,125,334 million in 2023. These revenues represented 88% of TMA’s total revenues.

Handset sales amounted to P$296,210 million in 2024 as compared to P$396,713 million in 2023 and represented 11.8% of revenues.

Other income in 2024 amounted to P$10,352 million as compared to P$30,208 million in 2023, a P$19,856 million decrease compared to the previous year, mainly due to (i) a decrease in profit from the sale of scrap material and other items, (ii) a decrease in profit from the sale of other assets, and (iii) a reduction in penalties for breach of contract.

The effect generated by the restatement in current currency as of December 31, 2024, increased revenues and other income by P$433,269 million and P$1,910,089 million in 2024 and 2023, respectively.

Mobile Services

Mobile services revenues in 2024 amounted to P$1,467,273 million (an increase of P$96,090 million or 7.0% as compared to 2023) being the principal contributor to TMA’s total revenues for 2024 (58.4% of revenues in 2024 as compared to 54.2% in 2023).

The effect generated by the restatement in current currency as of December 31, 2024, included in mobile services revenues amounted to P$249,402 million and P$1,021,226 million in 2024 and 2023, respectively.

Movistar’s ARPU amounted to P$6,859.2 as of December 31, 2024 (compared to P$6,467.3 as of December 31, 2023), mainly due to the fact that the increase in mobile service revenues was higher than the inflation rate for the year.

Movistar’s mobile customers amounted to 17.8 million and 17.7 million as of December 31, 2024, and 2023, respectively. Out of the total mobile customers as of December 31, 2024, 49% were prepaid customers and 51% were postpaid customers, whereas as of December 31, 2023, 51% were prepaid customers and 49% were postpaid customers.

ARPU of Mobile Services.

The following table shows of total service revenues to such included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,
	2024	2023

	(P$ millions)
Total Mobile services revenues	1,467,273	1,371,183
Average number of customers during the year (millions)	17.8	17.7

Fixed revenues

Fixed revenues in 2024 amounted to P$743,330 million (a decrease of P$10,821 million or 1.4% as compared to 2023), being the second contributor to TMA’s total revenues for 2024 (29.6% of revenues in 2024 as compared to 29.8% in 2023).

Fixed service revenue includes fixed telephony (voice), internet, Movistar TV, data service, interconnection, wholesale services and others.

TMA’s management does not calculate ARPU for revenues related to data, interconnection, and wholesale services. Therefore, for the ARPU analysis of fixed revenues, only revenues from fixed telephony (voice), internet, and Movistar TV are considered.

The table below shows the income by type of service:

	Year ended December 31,
	2024	2023

	(P$ millions)
Total fixed revenues	743,330	754,151
Internet	312,097	277,667
Voice	120,497	183,332
Movistar TV	56,296	55,009
Components of service revenues not included in the ARPU calculation (Data, interconnection, wholesale services and Others)	254,440	238,143

The effect generated by the restatement in current currency as of December 31, 2024, included in Fixed services revenues amounted to P$134,064 million and P$566,739 million in 2024 and 2023, respectively.

Internet

Internet revenues in 2024 amounted to P$312,097 million, an increase of P$34,430 million or 12.4% as compared to 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in internet services revenues amounted to P$498,766 million and P$207,193 million in 2024 and 2023, respectively.

The increase in internet services revenues in 2024 was mainly due to the increase in the customer base. The increase in customer base was mainly driven by TMA’s efforts on the FTTH network and customer retention.

ARPU of internet services reached P$17,724.5 in 2024 as compared to P$17,432.2 in 2023. This increase in ARPU is mainly explained by the fact that TMA granted less discounts to customers on these services and charged higher entry offer prices. The effect generated by the restatement in current currency as of December 31, 2024, included in ARPU amounted to P$2,833.6 and P$13,008.8 as of December 31, 2024 and 2023, respectively.

ARPU of Internet

The following table shows internet services included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,
	2024	2023

	(P$ millions)
Total Internet services revenues	312,097	277,667
Average number of customers during the year (millions)	1.5	1.3

Voice

Voice revenues in 2024 amounted to P$120,497 million, a decrease of P$62,835 million or 34.3% as compared to 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in voice revenues amounted to P$2,430 million and P$138,932 million in 2024 and 2023, respectively.

ARPU of voice services reached P$4,562.9 in 2024 as compared to P$6,674.8 in 2023. This decrease in ARPU is mainly explained by changes in the customer’s consumption behavior. The effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounted to P$92 and P$5,058.3 as of December 31, 2024, and 2023, respectively.

ARPU of Voice services

The following table shows the reconciliation of total voice service ARPU calculations of 2024 and 2023:

	Year ended December 31,
	2024	2023

	(P$ millions)
Total Voice services revenues	120,497	183,332
Average number of customers during the year (millions)	2.2	2.3

Movistar TV

Movistar TV revenues in 2024 amounted to P$56,296 million, an increase of P$1,287 million or 2.3% as compared to 2023). The effect generated by the restatement in current currency as of December 31, 2024, included in Movistar TV revenues amounted to P$9,067 million and P$41,067 million in 2024 and 2023, respectively.

ARPU of Movistar TV reached P$11,058.8 in 2024 as compared to P$13,140.9 in 2023. This decrease in ARPU is mainly due to the change in commercial offers made to customers. The effect generated by the restatement in current currency as of December 31, 2024, included in ARPU amounted to P$1,781.3 and P$9,810.3 as of December 31, 2024 and 2023, respectively.

The customer base increment is the result of TMA’s efforts regarding the deployment of the FTTH network.

ARPU of Movistar TV

The following table shows the Movistar TV ARPU calculations of 2024 and 2023:

	Year ended December 31,
	2024	2023

	(P$ millions)
Total Movistar TV revenues	56,296	55,009
Average number of customers during the year (millions)	0.4	0.3

Handset Sales

Revenues generated by handset sales amounted to P$296,210 million in 2024 (representing 11.8% of TMA revenues), decreasing P$100,503 million as compared to P$396,713 million in 2023. The decrease was mainly due to a decrease in the sale of handsets compared to 2023.

The effect generated by the restatement in current currency as of December 31, 2024, included in handset sales revenues amounted to P$48,037 million and P$300,379 million in 2024 and 2023, respectively.

Rental income

Rental income revenues amounted to P$4,568 million in 2024, decreasing P$1,029 million compared to 2023. The effect generated by the restatement in current currency as of December 31, 2024, amounted to P$914 million and P$4,196 million in 2024 and 2023, respectively.

These revenues are mainly related to the leasing of investment properties and cloud space rental. There were no significant variations during the period analyzed.

Operating costs (without depreciation, amortization and impairment losses)

	Year ended December 31,
	2024	2023	Total Change

	(P$ millions)%			(P$ millions)
Supplies	(497,576)	(612,925)	(18.8)	115,349
Employee benefit expenses and severance payments	(607,062)	(780,263)	(22.2)	173,201
Variation of allowances for doubtful accounts	(63,402)	(60,244)	5.2	(3,158)
Other expenses	(1,080,235)	(1,044,843)	3.4	(35,392)
Operating costs (without depreciation, amortization and impairment losses)	(2,248,275)	(2,498,275)	(10.0)	250,000

Total operating costs (without depreciation, amortization and impairment losses) decreased P$250,000 million or 10% in 2024, amounting to P$2,248,275 million, as compared to 2023.

Despite being in a context in which year-on-year inflation was 117.8%, TMA has managed to make its operating costs more efficient and achieve a cost reduction.

The effect generated by the restatement in current currency as of December 31, 2024, included in operating costs (without depreciation, amortization and impairment losses) amounted to P$473,876 million and P$1,897,552 million in 2024 and 2023, respectively.

Supplies

Supplies decreased P$115,349 million to P$497,576 million in 2024 as compared to P$612,925 million in 2023, mainly due to (i) a decrease in the cost of goods sold compared to the previous year due to the reduction in the volume of handsets sold, (ii) a decrease in telephone service and access charges, (iii) a decrease in other supplies and (iv) a decrease in rent and expenses.

The effect generated by the restatement in current currency as of December 31, 2024, included in supplies costs amounted to P$108,069 million and P$491,782 million in 2024 and 2023, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$173,201 million to P$607,062 million in 2024, as compared to P$780,263 million in 2023. The decrease was mainly due to headcount reduction through voluntary exit programs and organizational simplification plans implemented in 2022, which continued throughout 2023 and 2024. This decrease was partially offset by increases in salaries agreed by TMA with several trade unions for unionized employees, and for non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of December 31, 2024, included in employee benefit expenses and severance payments amounted to P$ 102,847 million and P$ 562,587 million in 2024 and 2023, respectively.

Variation of allowances for doubtful accounts (bad debt expenses)

Variation of allowances for doubtful accounts expenses increased P$3,158 million, amounting to P$63,402 million in 2024, representing 2.5% and 2.4% of the revenues in 2024 and 2023, respectively,

The effect generated by the restatement in current currency as of December 31, 2024, included in bad debt expenses amounted to P$10,034 million and P$45,592 million in 2024 and 2023, respectively.

Other expenses

Other expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals, taxes and internet capacity, among others) increased P$35,392 million, amounting to P$1,080,235 million. The increase is mainly due to an increase in other external services (commissions to financial institutions, call centers), commissions, energy and security expenses. This increase was partially offset by decrease in fees and compensation for services, decrease in taxes, duties, and contributions, a decrease in compensation for directors and the supervisory board, and decrease in advertising and promotion expenses.

The effect generated by the restatement in current currency as of December 31, 2024, included in other expenses amounted to P$252,925 million and P$797,591 million in 2024 and 2023, respectively.

For more information on operating cost, see Note 17 and 19. c) of the TMA Financial Statements.

Adjusted OIBDA

TMA’s former management used “Adjusted OIBDA” metric, to make decisions about allocating resources and to evaluate financial performance. OIBDA is defined as operating income excluding depreciation and amortization and impairment loss. TMA management believes that, in addition to the financial information expressly defined under IFRS Accounting Standards, this is a measure that provides information useful to assess our performance. This measure should not be viewed in isolation or as a substitute for the measures presented according to the IFRS Accounting Standards.

TMA’s former management believed that this non-IFRS Accounting Standards measure was a useful metric used by analysts, investors and other interested parties in the telecommunications industry, although it is not a measure explicitly defined in IFRS Accounting Standards. This measure should not be considered as a substitute for operating income or any IFRS Accounting Standards measures of earnings. Additionally, TMA’s calculations of Adjusted OIBDA may be different from the calculations used by other entities. Therefore, TMA’s measure of Adjusted OIBDA may not be comparable to that of other entities and the Company.

The following table shows the reconciliation of Operating result to Adjusted OIBDA:

	Year ended December 31,
	2024	2023	Total Change

	(P$ millions)%			(P$ millions)
Operating result	(1,521,964)	(432,591)	n/a	(1,089,373)
Impairment loss	1,367,764	-	n/a	1,367,764
Depreciation and amortization	427,658	492,168	(13.1)	(64,510)
Adjusted OIBDA	273,458	59,577	n/a	213,881

Adjusted OIBDA amounted to P$273,458 million in 2024, representing an increase of P$213,881 million as compared to P$59,577 million in 2023. Adjusted OIBDA represented 10.9% and 2.4% of TMA’s revenues in 2024 and 2023, respectively.

Depreciation, Amortization and Impairment loss

	Year ended December 31,
	2024	2023	Total Change

	(P$ millions)%			(P$ millions)
Impairment loss on PP&E	899,909	-	n/a	899,909
Impairment loss on Intangibles	467,855	-	n/a	467,855
Amortization of intangibles	67,655	61,625	9.8	6,030
Depreciation of PP&E	279,121	350,520	(20.4)	(71,399)
Depreciation of rights-of-use	78,179	77,604	0.7	575
Depreciation of investment properties	2,703	2,419	11.7	284
Depreciation, amortization and impairment loss	1,795,422	492,168	n/a	1,303,254

Depreciation, amortization and impairment loss increased P$1,303,254 million, amounting to P$1,795,422 million in 2024 as compared to P$492,168 million in 2023.

The variation was mainly due to an impairment loss in “Intangible Assets” and in “PP&E”. For additional information regarding the impairment losses, see Note 4 of the TMA Financial Statements.

The effect generated by the restatement in current currency as of December 31, 2024, included in Depreciation, amortization and impairment loss amounted to P$362,049 million and P$466,494 million in 2024 and 2023, respectively.

Operating result

In 2024, TMA’s operating loss amounted to P$1,521,964, representing an increase of P$1,089,373 million as compared to 2023. Operating loss represented (60.6) % and (17.1)% of TMA’s revenues in 2024 and 2023, respectively. For a more detailed understanding of the losses, see the explanations in “–(A) Results of Operations.”

	Year ended December 31,
	2024	2023

	(P$ millions / %)
Adjusted OIBDA (1)	273,458	59,577
Depreciation, amortization and impairment loss	(1,795,422)	(492,168)
As % of revenues	(71.5)	(19.5)
Operating loss	(1,521,964)	(432,591)
As % of revenues	(60.6)	(17.1)

(1)	Adjusted OIBDA is a non-GAAP measure, and is defined as operating income excluding depreciation and amortization and impairment loss. For further information, see —(A) Results of Operations—Adjusted OIBDA”.

Financial Results

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ millions)%			(P$ millions)
Financial income	121,019	260,717	(53.6)	(139,698)
Foreign currency exchange gains	311,208	637,059	(51.1)	(325,851)
RECPAM	185,730	77,754	n/a	107,976
Financial expenses	(257,897)	(192,561)	33.9	(65,336)
Foreign currency exchange losses	(301,247)	(612,461)	(50.8)	311,214
Net financial income	58,813	170,508	(65.5)	(111,695)

Financial income decreased P$111,695 million to P$58,813 million in 2024 as compared to P$170,508 million in 2023. The main causes for this decrease were: (i) lower exchange rate gain charges by P$ 325,851 million, (ii) a decrease in financial income by P$139,698 million, and (iii) an increase in financial expenses by P$65,336 million, partially offset by (i) a P$311,214 million decrease in losses from exchange rate differences, and (ii) a P$107,976 million increase in RECPAM charges.

Income tax

The income tax as of December 31, 2024, was a benefit of P$502,912 million, which compared to the expense from the previous year represents a variation of P$509,494 million, primarily generated by the effect of the impairment loss on deferred tax.

For more information on income tax, see Note 16 to the TMA Financial Statements.

Net loss

TMA recorded a net loss of P$960,239 million in 2024 as compared to a net loss of P$268,665 million for 2023. The increase in net loss was primarily due to impairment losses on assets (net of income tax P$ 889,046 million) based on IAS 36 analysis.

Cash Flow

The table below summarizes TMA’s cash flows for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023

	(P$ millions)
Net cash flows from operating activities	381,329	505,015
Net cash flows used in investment activities	(416,259)	(407,256)
Net cash flows used in financing activities	(61,042)	(5,720)
Effect of exchange rate differences on cash and cash equivalents	4,702	230,760
Effect of RECPAM on cash and cash equivalents	(120,994)	(393,274)
Net cash flows	(212,264)	(70,475)
Cash and cash equivalents at the beginning of the year	353,422	423,897
Cash and cash equivalents at the end of the year	141,158	353,422

As of December 31, 2024, and 2023, TMA had P$141,158 million and P$353,422 million in cash and cash equivalents, respectively.

Cash flows from operating activities were P$381,329 million and P$505,015 million in 2024 and 2023, respectively.

Net cash provided by operating activities decreased P$123,686 million, or 24.5% in 2024 compared to 2023, primarily due to a decrease of P$292,522 million in net cash outflows in connection with changes in TMA assets and liabilities. This decrease was primarily due to (i) an increase in trade payable payments, mostly due to settlements of outstanding foreign currency payables (which also were settled using government bonds), (ii) an increase of P$175,939 million in net losses, adjusted for non-cash income and expense, and (iii) a P$29,923 million decrease in interest payments received.

Cash flows used in investment activities were P$416,259 million and P$407,256 million in 2024 and 2023, respectively.

In 2024, cash flows used in investing activities included payment for financial assets of P$503,746 millions and payments for acquisitions of PP&E and Intangible assets of P$246,041 millions, partially offset by P$331,873 million proceeds from sale of PP&E and financial assets.

In 2023, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$411,539 millions and payment for financial assets of P$100,958 millions. And partially offset by proceeds from sale of financial assets and others of P$91,312 million.

Cash flows used in financing activities were P$61,042 million and P$5,720 million in 2024 and 2023, respectively.

In 2024, cash flows used in financing activities included amortization and repayment of debt with financial entities, related parties and others for P$67,376 million, partially offset by shareholder contributions of P$9,839 million.

In 2023, cash flows used in financing activities included amortization and repayment of debt with financial entities, related parties and others for P$41,315 million, partially offset by shareholder contributions of P$36,305 million.

These effects were partially offset by the reduction in the effect of RECPAM on cash and cash equivalents, which decreased by P$272,280 million or 69.2% compared to 2023.

For more information on cash flow, see Statements of Cash Flows for the years ended December 31, 2024 and 2023 in the TMA Financial Statements.

Capital Expenditures

TMA’s main investment projects consisted of:

●	the deployment of fiber optic network to 252,000 new customers to connect homes with broadband reaching 3.8 million customers in 2024 ensuring improved connection quality;

●	the enhancement of its mobile network’s service quality through a swap of Radio Access Network in Buenos Aires City and Buenos Aires Greater Area, which started in 4Q24 and is expected to acelerate during 2025, and will allow for future capex optimization and maintenance savings; and

●	the launch of its first 5G network sites, reaching 67 in 2024 (an amount which is expected to further increase during 2025), in compliance with spectrum license obligations and as part of TMA’s commercial growth strategy.

3.	Audited financial statements of Telefónica Móviles Argentina, S.A. as of December 31, 2024 and 2023 and for the twelve-month periods ended December 31, 2024 and 2023 (the “TMA Financial Statements”).

Independent auditors’ report

To the President and Directors of

Telefónica Móviles de Argentina Sociedad Anónima

Legal address: Av. Corrientes 707, ground floor

City of Buenos Aires

Tax Code No.: 30-67881435-7

Opinion

We have audited the financial statements of Telefónica Móviles de Argentina Sociedad Anónima (the “Company”) which comprise the statements of financial position at December 31, 2024 and 2023, and the statements of income, of comprehensive income, of changes in equity, and of cash flows for the years ended December 31, 2024 and 2023, and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance, and its comprehensive income and its cash flows for the fiscal years then ended, in accordance with IFRS Accounting Standards.

Basis for opinion

We conducted our audit in accordance with auditing standards in force in Argentina, as established in Section III.A of Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE). Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the financial statements section of our report. We are independent of the Company, and we have fulfilled all our ethical responsibilities in accordance with the requirements set forth by the Code of Ethics of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) and Technical Pronouncement No. 37 of the FACPCE.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Board of Directors for the financial statements

The board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with the IFRS Accounting Standards, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Technical Pronouncement No. 37 of the FACPCE will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Technical Pronouncement No. 37 of the FACPCE, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

●	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Autonomous City of Buenos Aires, February 21, 2025.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Gustavo Ariel Vidan

2

Telefónica Móviles Argentina Sociedad Anónima

Tax Identification No. (CUIT): 30-67881435-7

Legal Domicile: Av. Corrientes 707, ground floor, Autonomous City of Buenos Aires, Argentina.

Fiscal Year No. 32 started January 1, 2024

Financial Statements as of December 31, 2024 and 2023

and for fiscal years ended December 31, 2024 and 2023

Company’s main activity: Provision of mobile telephone services

Date of registration with the Public Registry of Commerce: December 1, 1994

Date of registration with the Public Registry of Commerce of the last amendment to By-laws: September 26, 2024

Registration number with the Inspección General de Justicia (General Board of Corporations): 12,454 - Book 116 - Volume A

Registration number with the Inspección General de Justicia

of the last amendment to By-laws: 17,696 - Book 119

Expiration date of the social contract: November 30, 2093

Controlling Company’s interest in the capital stock and votes as of December 31, 2024: 99.9996%

CAPITAL STRUCTURE

(in Pesos)

Subscribed, issued, paid in and registered
Book-entry ordinary shares of 1 peso nominal amount each, entitled to one vote per share:	86,461,307,278

Refer to our report February 21, 2025
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 - Fº 17 GUSTAVO ARIEL VIDAN Public Accountant U.B.A. C.P.C.E.C.A.B.A. T° 159 - F° 64	MARCELO RICARDO TARAKDJIAN CHAIRMAN	ENRIQUE VICENTE DEL CARRIL SUPERVISORY COMMITTEE

1

Telefónica Móviles Argentina Sociedad Anónima

Statements of Financial Position as of December 31, 2024 and 2023

Amounts in Pesos in current currency	Notes	12/31/2024	12/31/2023
ASSETS
A) NON-CURRENT ASSETS		1,533,678,651,105	2,755,585,080,330
Intangible assets	3	283,939,266,571	807,168,185,040
Property, plant & equipment	5	736,536,151,521	1,677,003,678,704
Rights-of-use assets	6	88,333,550,121	124,839,506,930
Investment properties	7 a)	50,805,799,803	53,509,494,960
Investments in subsidiaries		23,678,970	23,678,970
Financial assets	12 a)	148,960,380,060	17,571,597,282
Other assets	10 b)	66,095,261,648	71,123,151,001
Deferred income tax assets	16	155,185,240,718	-
Tax credits	16	3,799,321,693	4,345,787,443
B) CURRENT ASSETS		710,072,910,373	1,028,816,632,141
Inventories	8	59,223,718,953	42,422,902,436
Trade receivables	10 a)	323,173,380,882	351,878,404,247
Other assets	10 b)	89,727,774,727	90,082,722,822
Tax credits	16	16,785,036,762	865,367
Financial assets	12 a)	77,744,379,107	191,010,193,772
Cash and cash equivalents	12 a)	141,158,159,827	353,421,543,497
Assets classified as held for sale	7 b)	2,260,460,115	-
TOTAL ASSETS (A+B)		2,243,751,561,478	3,784,401,712,471

Amounts in Pesos in current currency	Notes	12/31/2024	12/31/2023
LIABILITIES AND EQUITY
A) EQUITY	11	1,236,584,338,182	2,204,035,463,210
Equity attributable to Controlling Company		1,236,584,338,182	1,967,315,705,302
Equity attributable to non-controlling interest		-	236,719,757,908
B) NON-CURRENT LIABILITIES		280,934,019,182	585,082,240,532
Leases and other financial liabilities	12 b)	23,928,581,743	48,812,126,324
Trade and other payables	13	25,359,477,561	29,214,649,592
Deferred income tax liabilities	16	-	356,157,946,586
Provisions	14	231,645,959,878	150,897,518,030
C) CURRENT LIABILITIES		726,233,204,114	995,284,008,729
Leases and other financial liabilities	12 b)	54,371,821,812	99,615,905,771
Trade and other payables	13	521,891,583,315	635,920,530,702
Tax liabilities	16	100,683,758,047	107,675,641,056
Provisions	14	49,286,040,940	152,071,931,200
TOTAL LIABILITIES AND EQUITY (A+B+C)		2,243,751,561,478	3,784,401,712,471

Notes 1 to 22 are an integral part of these statements of financial position.

Telefónica Móviles Argentina Sociedad Anónima

Income Statements for the years ended December 31, 2024 and 2023

Amounts in Pesos in current currency	Notes	2024	2023
Revenues	17	2,511,381,451,726	2,527,643,947,037
Other income	17	10,352,187,429	30,207,987,543
Supplies	17	(497,575,829,832)	(612,925,019,406)
Employee benefit expenses and severance payments	17	(607,061,627,852)	(780,263,325,136)
Variation of allowances for doubtful accounts	20 c)	(63,401,887,492)	(60,243,778,037)
Impairment loss	17	(1,367,763,610,051)	-
Other expenses	17	(1,080,236,385,406)	(1,044,843,103,102)
Depreciation and amortization	17	(427,658,170,877)	(492,168,113,858)
OPERATING RESULT		(1,521,963,872,355)	(432,591,404,959)
Financial income	15	121,018,571,104	260,717,187,368
Foreign currency exchange gains		311,208,238,592	637,059,164,285
RECPAM		185,730,268,520	77,753,994,244
Financial expenses	15	(257,896,991,735)	(192,561,442,390)
Foreign currency exchange losses		(301,247,324,640)	(612,461,333,039)
Net financial income		58,812,761,841	170,507,570,468
LOSS BEFORE INCOME TAX		(1,463,151,110,514)	(262,083,834,491)
Income tax benefit (expense)	16	502,912,526,226	(6,581,193,357)
NET LOSS FOR THE YEAR		(960,238,584,288)	(268,665,027,848)
Atributtable to Controlling Company shareholders		(960,238,584,288)	(194,849,229,586)
Atributtable to non-controlling shareholders		-	(73,815,798,262)

Notes 1 to 22 are an integral part of these income statements.

Statements of Comprehensive Income for the years ended December 31, 2024 and 2023

Amounts in Pesos in current currency	12/31/2024	12/31/2023
Net loss for the year	(960,238,584,288)	(268,665,027,848)
Gains/(losses) of financial assets at fair value	(24,926,446,098)	27,345,205,115
Income tax effect	8,724,256,134	(9,570,821,790)
Other comprehensive income that will be reclassified to the income statement in subsequent years	(16,202,189,964)	17,774,383,325
Actuarial gains and losses on defined benefit plans	(849,679,282)	(999,506,227)
Other comprehensive income that will not be reclassified to the income statement in subsequent years	(849,679,282)	(999,506,227)
Other comprehensive income/(loss) for the year	(17,051,869,246)	16,774,877,098
Total comprehensive loss for the year	(977,290,453,534)	(251,890,150,750)

Notes 1 to 22 are an integral part of these statements of comprehensive income.

Telefónica Móviles Argentina Sociedad Anónima

Statement of Changes in Equity for the year ended December 31, 2024

	Owners contribution							Accumulated Results			Other comprehensive income
Amounts in Pesos in current currency	Share capital Nominal amount (Note 11 a)	Inflation adjustment (Note 11 a)	Share capital Treasury shares (Note 11 a)	Comprehensive adjustment of treasury shares	Irrevocable contributions	Issue premium	Effect of capital increase of subsidiaries	Legal reserve	Reserve for future dividends	Retained earnings	Pension plans	Financial assets at fair value	Non-controlling interest	Total
Balance as of December 31, 2023	277,908,614	184,180,021,829	92	476	-	425,312,082,220	136,068,132,566	36,780,940,594	1,365,396,638,578	(194,849,229,586)	(1,001,463,578)	15,150,673,497	236,719,757,908	2,204,035,463,210
Merger effect (Notes 11 a) and 21)	1,450,022,273	1,707,598,828	-	-	-	233,827,370,486	-	-	-	-	(265,233,679)	-	(236,719,757,908)	-
Balance as of January 1, 2024	1,727,930,887	185,887,620,657	92	476	-	659,139,452,706	136,068,132,566	36,780,940,594	1,365,396,638,578	(194,849,229,586)	(1,266,697,257)	15,150,673,497	-	2,204,035,463,210
Net loss for the year	-	-	-	-	-	-	-	-	-	(960,238,584,288)	-	-	-	(960,238,584,288)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	-	-	(849,679,282)	(16,202,189,964)	-	(17,051,869,246)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	-	(960,238,584,288)	(849,679,282)	(16,202,189,964)	-	(977,290,453,534)
Capitalization of comprehensive adjustment of share capital	84,427,665,311	(84,427,665,311)	169	(169)	-	-	-	-	-	-	-	-	-	-
Absorption of losses (Note 11 d)	-	-	-	-	-	-	-	-	(194,849,229,586)	194,849,229,586	-	-	-	-
Capital contribution	-	-	-	-	9,839,328,506	-	-	-	-	-	-	-	-	9,839,328,506
Capitalization of contributions	305,710,819	97,728,240	-	-	(9,839,328,506)	9,435,889,447	-	-	-	-	-	-	-	-
Balance as of December 31, 2024	86,461,307,017	101,557,683,586	261	307	-	668,575,342,153	136,068,132,566	36,780,940,594	1,170,547,408,992	(960,238,584,288)	(2,116,376,539)	(1,051,516,467)	-	1,236,584,338,182

Notes 1 to 22 are an integral part of this statement of changes in equity.

Refer to our report February 21, 2025
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 - Fº 17 GUSTAVO ARIEL VIDAN Public Accountant U.B.A. C.P.C.E.C.A.B.A. T° 159 - F° 64	MARCELO RICARDO TARAKDJIAN CHAIRMAN	ENRIQUE VICENTE DEL CARRIL SUPERVISORY COMMITTEE

4

Telefónica Móviles Argentina Sociedad Anónima

Statement of Changes in Equity for the year ended December 31, 2023

	Owners contribution							Accumulated results			Other comprehensive income
Amount in Pesos in current currency	Share capital Nominal amount (Note 11 a)	Inflation adjustment (Note 11 a)	Share capital Treasury shares (Note 11 a)	Comprehensive adjustment of treasury shares	Irrevocable contributions	Issue premium	Effect of capital increase of subsidiaries	Legal reserve	Reserve for future dividends	Retained earnings	Pension plans	Financial assets at fair value	Non-controlling interest	Total
Balance as of December 31, 2022	277,908,614	184,180,021,829	92	476	-	425,312,082,220	131,372,578,322	36,780,940,594	1,558,056,520,555	(192,659,881,977)	(207,460,416)	(2,623,709,829)	310,741,059,235	2,451,230,059,715
Loss for the year	-	-	-	-	-	-	-	-	-	(194,849,229,586)	-	-	(73,815,798,262)	(268,665,027,848)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	(794,003,162)	17,774,383,326	(205,503,065)	16,774,877,099
Total comprehensive income for the year	-	-	-	-	-	-	-	-	-	(194,849,229,586)	(794,003,162)	17,774,383,326	(74,021,301,327)	(251,890,150,749)
Effect of capital increase of subsidiaries (Note 11 f)	-	-	-	-	-	-	4,695,554,244	-	-	-	-	-	-	4,695,554,244
Absorption of losses (Note 11 d)	-	-	-	-	-	-	-	-	(192,659,881,977)	192,659,881,977	-	-	-	-
Balance as of December 31, 2023	277,908,614	184,180,021,829	92	476	-	425,312,082,220	136,068,132,566	36,780,940,594	1,365,396,638,578	(194,849,229,586)	(1,001,463,578)	15,150,673,497	236,719,757,908	2,204,035,463,210

Notes 1 to 22 are an integral part of this statement of changes in equity.

Refer to our report February 21, 2025
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 - Fº 17 GUSTAVO ARIEL VIDAN Public Accountant U.B.A. C.P.C.E.C.A.B.A. T° 159 - F° 64	MARCELO RICARDO TARAKDJIAN CHAIRMAN	ENRIQUE VICENTE DEL CARRIL SUPERVISORY COMMITTEE

5

Telefónica Móviles Argentina Sociedad Anónima

Statements of Cash Flows for the years ended December 31, 2024 and 2023

Amounts in Pesos in current currency	Notes	12/31/2024	12/31/2023
Net loss for the year		(960,238,584,288)	(268,665,027,848)
Adjusted by:		1,324,023,666,524	456,510,959,621
Income tax	16	(502,912,526,226)	6,581,193,357
Depreciation and amortization	17	427,658,170,877	492,168,113,858
Impairment of Property, plant & equipment	17	899,909,088,533	-
Intangible assets impairment loss	17	467,854,521,518	-
Sale and disposal of PP&E		499,852,000	(6,926,775,079)
Provision for inventory write-down	8	270,810,478	(1,388,777,835)
Net increases and financial update of provisions		248,154,494,811	393,245,269,115
Exchange differences on cash and cash equivalents and on investment and financing activities		(51,464,102,808)	(327,361,751,921)
RECPAM		(185,730,268,520)	(77,753,994,244)
Others		19,783,625,861	(22,052,317,630)
Movements in working capital:		57,584,158,380	350,106,609,944
Increase in trade receivables and other assets		(274,604,074,917)	(418,130,825,833)
(Increase) / decrease in inventories		(17,071,626,995)	10,161,759,043
(Increase) / decrease in other financial assets		(19,898,556,744)	22,065,803,135
Net change in current tax liabilities and receivables		48,944,353,191	69,524,557,548
Increase in trade payables and other liabilities		320,214,063,845	666,485,316,051
Cash used in operations		(40,040,094,161)	(32,937,656,467)
Provisions paid		(81,071,828,628)	(94,195,947,434)
Interest received		41,254,291,771	71,177,443,481
Income tax paid		(222,557,304)	(9,919,152,514)
Net cash flows from operating activities		381,329,146,455	505,014,885,250
Payments for investments in		(749,786,192,155)	(512,519,598,470)
Group companies and related entities		-	(22,502,210)
PP&E and intangible assets		(246,040,612,305)	(411,539,068,877)
Financial assets		(503,745,579,850)	(100,958,027,383)
Receipts from the sale of investments in		333,526,748,036	105,263,561,719
PP&E		8,006,637,335	13,951,598,064
Financial assets		323,866,600,146	90,630,336,356
Others		1,653,510,555	681,627,299
Net cash flows used in investment activities		(416,259,444,119)	(407,256,036,751)
Receipts and payments for financial liabilities
Proceeds from:		1,410,465,000	6,771,367,444
Debt with financial entities, related parties and others		1,410,465,000	6,771,367,444
Amortization and repayment of:		(72,291,914,830)	(48,796,689,128)
Debt with financial entities, related parties and others		(67,375,552,625)	(41,314,870,655)
Interest paid on debt with financial entities, related parties and others		(4,916,362,205)	(7,481,818,473)
Shareholder contributions		9,839,328,506	36,304,892,212
Net cash flows used in financing activities		(61,042,121,324)	(5,720,429,472)
Effect of exchange rate differences on cash and cash equivalents		4,701,511,089	230,759,777,787
Effect of RECPAM on cash and cash equivalents		(120,992,475,771)	(393,274,104,627)
Net decrease in cash and cash equivalents		(212,263,383,670)	(70,475,907,813)
Cash and cash equivalents at the beginning of the year	12	353,421,543,497	423,897,451,310
Cash and cash equivalents at the end of the year	12	141,158,159,827	353,421,543,497

As of December 31, 2024 and 2023, there are outstanding payments to PP&E suppliers. These amounts are detailed under PP&E suppliers in Note 13. The details of non-monetary transactions relating to additions of PP&E and rights-of-use assets are as follows:

	2024	2023
Net effect between additions financed by trade creditors and payments from prior periods	14,375,041,056	(17,604,029,278)
Additions financed by lease liabilities (Note 12 b)	(65,516,825,620)	(49,117,340,137)
Additions of asset dismantling costs (Note 14 b)	-	(13,637,983,235)

Notes 1 to 22 are an integral part of these statements of cash flows.

Telefónica Móviles Argentina S.A.

Notes to Financial Statements

as of December 31, 2024 and 2023, and for

fiscal years ended December 31, 2024 and 2023

1.	Background Information

Telefónica Móviles Argentina S.A. (the "Company" or "TMA") is a company governed by the laws of Argentina and is controlled by TLH HoldCo S.L. ("TLH HoldCo"), a company governed by the laws of the Kingdom of Spain, whose sole shareholder is Telefónica, S.A. ("Telefónica" or "TSA"). The Company was registered with the Inspección General de Justicia ("IGJ") on December 1, 1994, and its expiration date is November 30, 2093. The Company is an integrated telecommunications provider, focused on mobile voice and data services, fixed voice services, broadband, television, and other digital services.

The Company's registered office in Argentina is located at Av. Corrientes 707, City of Buenos Aires, Argentina.

The Company does business under the commercial brands "Movistar" and "Tuenti."

TMA is subject to several laws and regulations in Argentina. Licenses must be obtained under specific circumstances for the provision of services. The most prominent regulatory aspects and the licenses held by TMA are detailed in Note 3 and Note 18.

The Company has evolved since its inception through a series of corporate transactions. The most significant transaction was the acquisition and subsequent merger of TMA with Compañía de Radiocomunicaciones Móviles, S.A. ("CRM") in 2005. Additionally, during the fiscal year 2017, TMA merged with Compañía Internacional de Telecomunicaciones S.A. ("Cointel"), Telefónica Holding de Argentina S.A. ("THA"), and Telefónica Móviles Argentina Holding S.A. ("TMAH") in a transaction among entities under common control. After this reorganization, and following several capital increases, TMA increased its interest in Telefónica de Argentina S.A. ("TASA"), holding, as of December 31, 2023, a 79.06% interest in TASA's capital until its merger.

In March 2023, the merger process between TMA and TASA began, with the merger having as effective date January 1, 2024.

As of the effective date of the merger, TMA continued with TASA's activities, with the corresponding operational, accounting and tax effects. As of that date, all assets and liabilities, including registered assets, rights, and obligations of TASA, as the absorbed company, were incorporated into TMA’s assets, as the absorbing and continuing company, along with the transfer of all human resources (see Note 21).

On January 23, 2024, the merger was filed for registration with the IGJ, and on March 4, 2024, the merger was finally registered. As a result of the merger, the absorbed company was dissolved without liquidation, and the shares representing its capital stock were canceled.

2.	Basis of presentation and accounting policies used in the preparation of the Financial Statements

These Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), based on the provisions of Technical Resolution (“TR”) No. 26, as amended by TR No. 29, 38 and 43, and represent the full, explicit and unreserved adoption of the aforementioned international standards.

2.1 Basis of Presentation

a) Functional and presentation currency

The functional currency of TMA is the Argentine peso (“Peso” or “ARS”). Therefore, all balances and transactions denominated in currencies other than the Peso are considered foreign currency transactions.

The amounts presented in these Financial Statements are expressed in Pesos unless otherwise indicated.

b) The Financial Statements have been restated to reflect the effects of inflation

International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In general terms, this requires adjusting non-monetary items for inflation from the date of acquisition or revaluation, as applicable. These requirements also apply to comparative financial information.

To determine whether an economy qualifies as highly inflationary under IAS 29, the standard outlines a series of factors to consider, including a cumulative inflation rate over three years that approaches or exceeds 100%. Based on these criteria, Argentina has been classified as a high-inflation economy under IAS 29 since July 1, 2018.

Additionally, Law No. 27,468 (published in the Official Gazette on 12/04/2018) amended Section 10 of Law No. 23,928, as amended, establishing that the repeal of all legal or regulatory provisions allowing for price indexation, monetary correction, cost variation, or any other form of debt, tax, price or tariff adjustment to goods, works or services does not apply to financial statements, and that Section 62 in fine of General Companies Law No. 19,550 (amented text of 1984), as amended, will continue to be applicable to them. Furthermore, such law repealed Decree No. 1269/2002 of July 16, 2002, as amended, and delegated in the National Executive Branch (“PEN”), through its regulatory agencies, the power to determine the effective date of these provisions concerning financial statements. Accordingly, through its General Resolution No. 10/2018 (published in the Official Gazette on 12/28/2018), the IGJ established that entities under its supervision must apply the financial statement restatement method in constant currency, as outlined in IAS 29, to annual, interim, and special financial statements ending on or after December 31, 2018.

Under IAS 29, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current as of the date of the financial statements. Statement of financial position amounts not already expressed in terms of the measuring unit current at the end of the reporting period must be restated by applying a general price index. All the items in the statement of comprehensive income must be expressed in terms of the measuring unit current as of the date of the financial statements. Therefore all amounts need to be restated by applying the change in the general price index from the date when the items of income and expense were initially recorded in the financial statements.

The inflation adjustment on opening balances was calculated by using the indexes established by the Federación Argentina de Consejos Profesionales en Ciencias Económicas (Argentine Federation of Professional Councils in Economic Sciences or “FACPCE”), based on the price indexes published by the Instituto Nacional de Estadísticas y Censos (The Argentine National Statistics and Censuses Institute or “INDEC”).

The indexes at the beginning, end, average, and annual inflation used for the years ended December 31, 2024 and 2023 were as follows:

	As of December 31, 2024	As of December 31, 2023
At the beginning of the year	3,533.19	1,134.59
At the end of the year	7,694.01	3,533.19
Average of the year	6,317.74	1,975.01
Annual percentage inflation	117.76%	211.41%
Accumulated 3 years	1,220.96%	815.61%

The Financial Statements as of December 31, 2023 have been restated in constant pesos as of December 31, 2024.

The main procedures for the above mentioned inflation adjustment are as follows:

-	Monetary assets and liabilities accounted for at the balance sheet closing currency are not restated, as they are already expressed in terms of the current monetary unit as of the financial statement date.

-	Non-monetary assets and liabilities accounted for at cost at the balance sheet date, as well as equity items, are restated by applying the corresponding adjustment factor.

-	All items in the income statement are restated by applying the corresponding adjustment factors.

-	The effect of inflation on the Company's net monetary position is included in the income statement under Net financial results, in the item “RECPAM.”

-	Comparative figures have been adjusted for inflation following the same procedure explained in the preceding items.

Upon the initial application of the inflation adjustment, equity accounts were restated as follows:

-	Capital was restated from the later of the date of subscription or the date of the last accounting inflation adjustment. The resulting amount was recorded in the Inflation adjustment.

-	Other comprehensive income was restated from each accounting entry date.

-	Other retained earnings were not restated in the initial application.

2.2 Accounting Policies

a)	Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Inter-company transactions, balances and unrealised gains on transactions between TMA and its subsidiaries are eliminated.

The subsidiaries’ financial statements cover the same periods and are prepared as of the same closing date and in accordance with the same accounting policies as those of the Company.

b)	Intangible Assets

Intangible assets are recorded at their acquisition or production cost, less accumulated amortization and any accumulated impairment losses, if applicable. These assets are reviewed for recoverability if certain events or circumstances indicate that their carrying amount may not be fully recoverable.

Intangible assets, such as licenses and spectrum, may have (i) an indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period during which the asset is expected to generate net cash flows for the consolidated entities, or (ii) a finite useful life in all other cases.

Intangible assets with indefinite useful lives are not amortized. However, at the end of each fiscal year, or whenever indications of impairment arise, TMA’s Management reviews the remaining useful life of these assets to determine whether it remains indefinite and, if not, takes appropriate measures to amortize the asset.

Note 18 to these Financial Statements presents the main licenses and spectrum held by TMA for 2024 and 2023.

Intangible assets with a finite useful life are amortized on a straight-line basis as follows:

-	Licenses and spectra granted to TMA for the provision of telecommunications services by several public agencies, such as 4G and 5G licenses, are amortized on a straight-line basis over their validity period, starting from the moment regulatory conditions are met and commercial operation begins.

-	Software is amortized on a straight-line basis over its useful life, which is generally estimated at three years.

Software under development is recognized solely and exclusively if the following elements are proved: (i) the technical feasibility of completing the intangible asset so that it is available for use; (ii) the intention to complete and use the intangible asset; (iii) the ability to use the intangible asset; (iv) the manner in which the intangible asset will generate future economic benefits; (v) the availability of adequate technical, financial and other resources to complete development and use the intangible asset; and (vi) the ability to reliably measure the expenditure attributable to the intangible asset during its development.

The initially recognized amount for internally generated intangible assets, consisting mainly of software, is the sum of expenses incurred from the date the intangible asset first meets the recognition criteria listed above. When no internally generated intangible asset can be recognized, development expenses are recorded in the income statement in the year in which they are incurred.

After initial recognition, internally generated intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses, in the same way as separately acquired intangible assets.

c)	Property, Plant & Equipment

PP&E are measured at acquisition cost, less accumulated depreciation and any impairment losses.

The acquisition cost includes, among other things, direct labor costs incurred for installation and indirect costs necessary to complete the investment.

TMA depreciates its PP&E from the moment they are available for use, using the straight-line method over their estimated useful lives, which are determined based on technical studies that are periodically reviewed in accordance with technological advances and the dismantling rate, as detailed below:

Estimated useful life (in years)
Buildings and constructions	50
Networks	7 - 10
Technical facilities and machinery	3 - 15
Furniture and utensils, tools and others	3 - 5

d)	Investment Properties

TMA records investment properties - those held to earn rental income, for capital appreciation, or both - at cost less accumulated depreciation. TMA’s investment properties primarily consist of land and buildings. These properties are not occupied by TMA for its own operations.

Investment properties are initially measured at cost. After initial recognition, they are carried at cost less accumulated depreciation.

The Company depreciates its investment properties on a straight-line basis, with an estimated useful life of 50 years, determined based on technical studies that are periodically reviewed.

e)	Assets Classified as Held for Sale

The Company values its non-current assets at the lower of their carrying amount or their fair value less costs to sale. Assets are classified as held for sale if it is expected that their carrying amounts will be recovered primarily through sale, rather than through continued use.

f)	Recoverability of the Value of Non-current Assets

At each reporting period, the presence of any indications of possible impairment of non-current assets is assessed, or if there are certain events or changes indicating that the carrying amount might not be fully recoverable. Additionally, given that impairments have been recognized on the Company's non-current assets during the years 2020 and 2022, the presence of indications that the recorded losses could be reversed is also evaluated. Upon the presence of such indications (both of additional impairment and recovery of previously recognized impairments) or, in the case of assets subject to an annual impairment test for having an indefinite useful life, the recoverable amount is estimated. The recoverable amount of an asset is the higher of its fair value (less selling costs) and its value in use. Such value in use is determined by discounting the estimated future cash flows, net of tax effects, using an after-tax discount rate reflecting the time value of money and considering the risks specific to the evaluated asset, provided the result obtained is the same as it would be when discounting future cash flows before tax effects using a pre-tax discount rate. For management purposes, the business is analyzed based on a customer-centric approach and therefore operates in a single operating segment, which is the provision of several telecommunications services to its customers, both in the mobile and fixed-line businesses. If the analysis determines that the recoverable amount of the assets is lower than their carrying amount, an additional impairment is recognized; if the recoverable amount is higher, a reversal of the previously recorded loss is recognized up to the new recoverable amount or up to the value the assets would have had if the impairment had never been recorded.

g)	Leases

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At the lease commencement date (i.e., the date when the underlying asset is available for use), the lessee recognizes a liability for the present value of the lease payments due over the lease term, along with a right-of-use asset representing the right to use the underlying asset during the contract term. Right-of-use assets are measured at cost, less accumulated depreciation and impairment losses, and adjusted for any revaluation of lease liabilities. The cost of the right-of-use assets includes the amount of any initial direct costs incurred and any lease payments made before the commencement date, less any lease incentives received. The depreciation of right-of-use assets is calculated on a straight-line basis over the shorter of their estimated useful life or the lease term.

The Company does not separately recognize non-lease components from lease components for all asset categories where the relative importance of non-lease components is not significant compared to the total lease value.

Lease payments include fixed payments (including fixed payments in substance) less any lease incentives receivable, variable lease payments tied to an index or rate, and any amounts expected to be paid for residual value guarantees. To calculate the present value of lease payments, TMA uses the incremental borrowing rate at the lease commencement date. After the commencement date, the lease liability is increased to reflect the accrual of interest and reduced by payments made. Additionally, the lease liability value is adjusted in certain cases, such as changes in the lease term or changes in future lease payments due to a change in an index or rate used to determine such payments. The revaluation amount will generally be recognized against an adjustment to the right-of-use asset.

There are two exemptions to recognition: leases of "low-value" assets (an exemption TMA applies to office equipment) and short-term leases (an exemption TMA applies to all leases with a term of 12 months or less). For these cases, accrued amounts are recognized as an expense on a straight-line basis over the lease term.

The Company determines the lease term as the non-cancelable period of the contract, along with any period covered by an extension (or termination) option that is at TMA's discretion, if there is reasonable certainty that it will be exercised (or not exercised). In its evaluation, TMA considers all information available in the industry depending on the asset category and analyzes the relevant factors (technology, regulation, competition, business model) that provide an economic incentive to exercise or not exercise a renewal/termination option. In particular, TMA considers the planning horizon of its strategic business activities. After the commencement date, TMA re-assesses the lease term upon the occurrence of a significant event or a change in the circumstances under its control which could affect its ability to exercise (or not) a renewal or termination option (e.g., a change in the business strategy)

Leases in which TMA acts as lessor and retains a significant portion of the risks and rewards inherent to the ownership of the leased asset are classified as operating leases. Otherwise, the lease is considered a financial lease.

h)	Financial Instruments

Financial assets and liabilities are recognized when the entity becomes a party to the contractual provisions of the financial instruments in question.

Initial Measurement

Financial assets and liabilities are initially measured at their fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and liabilities (other than financial assets and liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or liabilities, as appropriate, assigned on the initial recognition date. Transaction costs directly attributable to the acquisition of financial assets or liabilities at fair value are recognized immediately in the income statement.

Financial Assets

Classification of financial assets

TMA classifies its financial assets into the following measurement categories:

-	Those that will be subsequently measured at fair value (either through other comprehensive income (“OCI”), or through profit or loss), and

-	Those that will be measured at amortized cost.

The classification depends on TMA's business model for managing financial assets and the contractual terms of the cash flows of each financial instrument.

For assets measured at fair value, and according to the accounting analysis conducted by the company, gains and losses will be recorded in the profit or loss statement or in OCI. For investments in equity instruments that are not held for trading, it will depend on whether TMA has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The company reclassifies debt investments only when its business model for managing those assets changes.

Subsequent measurements

Debt instruments

Subsequent measurements of debt instruments depend on TMA’s business model for managing the asset and the characteristics of the asset’s cash flows. TMA uses three measurement categories to classify its debt instruments:

-	Amortized Cost: Assets that are held to collect contractual cash flows where those cash flows represent only principal and interest payments are measured at amortized cost. Interest income from these financial assets is included in financial income using the effective interest method. Impairment losses are presented under “Other operating expenses – variation of allowances for doubtful accounts” in the income statement.

-	FVOCI: Assets that are held to collect contractual cash flows and for the sale of the financial assets, where the cash flows from the assets represent only principal and interest payments, are measured at FVOCI. Changes in carrying value are recognized in OCI, except for the recognition of impairment losses, interest income, and gains or losses from foreign exchange differences, which are recognized in the income statement. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in the income statement. Interest income from these financial assets is included in finance income using the effective interest method. Foreign exchange gains and losses and impairment expenses are presented separately in the income statement.

-	FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL (Fair Value Through Profit or Loss). Any gain or loss on an investment measured at FVPL is recognized in the income statement and presented under "financial income" or "financial expenses" in the period in which it arises.

Derecognition of financial liabilities

The company derecognizes a financial liability only upon the discharge, cancellation or expiration of the obligations. The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable is recognized in the income statement.

Impairment

The company assesses expected credit losses associated to its debt instruments in advance. The impairment method applied depends on whether there has been a significant increase in credit risk.

For trade receivables, TMA applies the simplified approach included in IFRS 9, which requires recognizing expected losses over the lifetime of the asset from the initial recognition of trade receivables.

Derivatives and hedging financial instruments

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether it meets the criteria for hedge accounting and, if applicable, the nature of the hedge.

Changes in the fair value of derivatives that have been designated and meet the requirements for hedge accounting as fair value hedges are recognized in the income statement, along with changes in the fair value of the hedged item that are attributable to the hedged risk.

Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in the statement of comprehensive income and accumulated under the "Hedge result" item. Gains or losses related to hedge ineffectiveness are recognized in the income statement when they occur. Changes in fair value previously recognized in equity are recognized in the income statement in the period the hedge is applied to the result.

When the hedged item gives rise to the recognition of a non-financial asset, both gains and losses are included in the initial cost of the asset.

i) Inventories

Inventories, which primarily consist of handsets, are valued at the lower of the weighted average cost or the net realizable value. Net realizable value represents the estimated selling price of the inventory less all estimated costs of completion and the necessary costs to carry out its sale.

Obsolete, defective or slow-moving inventories are written down to their estimated net realizable value. Any impairment loss on inventories is recognized in the income statement. The recoverable amount is calculated based on their age and turnover.

j) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, demand deposits, and other short-term, highly liquid investments with maturities of less than three months, readily convertible to cash and exposed to a low risk of changes in value. These items are measured, depending on their nature, at historical cost, amortized cost or fair value, which does not differ significantly from the realizable value.

k) Employee Benefits

Termination plans are compensation resulting from agreements between the company and the employees who accept voluntary retirement. These compensations generally consist of an initial payment, and in some cases, may also include deferred compensation that is settled in monthly installments. These provisions are calculated individually based on the terms agreed with employees, considering the present value of committed payments at the closing date of each fiscal year.

l) Pensions and Other Commitments with Employees

The provisions required to recognize liabilities accrued under defined benefit plans are determined using the “projected unit credit” method. This calculation is based on demographic and financial assumptions and takes into account the macroeconomic environment. Actuarial assumptions are based on market interest rates, past experience, and management’s the best estimate of future economic conditions. Changes in these assumptions may affect future costs and future benefit obligations. Actuarial gains and losses are recognized in the statement of comprehensive income.

m) Revenues and Expenses

TMA’s revenues are derived from the provision of telecommunications services to customers, mainly from voice and data traffic charges, network usage fees, interconnection, network and equipment rentals, and other digital services, including value-added services, maintenance services and handset sales. Products and services can be sold separately or together in commercial packages.

Revenues from calls made on TMA’s networks (“traffic”) are subject to a variable calling fee, depending on the duration, distance, and type of service. For prepaid services, unused traffic generates a contractual liability recorded under “Trade and other payables in the statement of financial position. Prepaid cards and any contractual liability related to prepaid traffic are charged directly to the income statement when the prepaid service expires, at which point TMA no longer has the obligation to provide the service after the expiration date.

Revenues earned from the sale of traffic and services offered at a fixed rate for a specified period (“flat rate”) are recognized on a straight-line basis over the period covered by the service paid for by the customer.

All other services are recognized in the income statement as the service is provided.

Interconnection revenues from fixed-mobile and mobile-fixed calls, as well as other services used by customers, are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized when the sale is considered completed. Generally, the sale is considered completed when the handsets are delivered to the end customer. Discounts on handsets and equipment sales are recognized as a reduction in revenues.

For commercial packages combining several goods and services such as telephone, data, internet, and television services, revenues are allocated to each performance obligation based on the selling price of each individual component relative to the total price of the package, and is recognized when (or as) the obligation is satisfied, regardless of whether there are pending deliverables. To the extent that packages are marketed with discounts on equipment and penalties for terminating the service contract before a stated date, an increase in revenues from the sale of equipment is recorded, which will be generally recognized at the time of delivery to the customer, at the expense of recurring service revenues in later periods until the end of the period in which the termination penalty applies. The difference between the revenues from equipment and handset sales and the amount received from the customer at the start of the contract is recorded as a contractual asset in the statement of financial position. Also, certain contractual modifications are recorded retrospectively (as a continuation of the original contract), while others are recognized prospectively as a separate contract, accounting for the termination of the existing contract and the creation of a new one.

IFRS 15 establishes a global framework for determining when and how to recognize revenue from ordinary activities and its amount. The basic principle is that an entity should recognize revenue from ordinary activities in such a way that it reflects the transfer of goods or services committed to the customer in exchange for an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services.

Costs associated with contracts with customers are recognized as an asset when these costs are incremental to obtaining a contract (sales commissions and other third-party expenses) and are expected to be recovered, with the subsequent allocation to the income statement to the same extent as the revenue related to that asset is recognized. The Company recognizes the costs of obtaining contracts as expenses when incurred if their expected amortization period is one year or less. A similar treatment applies to costs of contract performance, such as labor and materials associated with that contract.

In the Company, connection fees are recognized in the income statement on a straight-line basis over the customer’s average life span.

There are certain contracts for Irrevocable Rights-of-use, in which TMA transfers the use of certain network capacity to a third party for a specified period. These transactions require the separate recognition of revenue from the financial component embedded in the agreements with customers when it is significant.

n) Income Tax

The income tax charge represents the sum of current income tax and deferred income tax.

Current Tax

The current tax is based on the taxable result for the period. The taxable result differs from the result before tax presented in the income statement due to items of income or expenses that are taxable or deductible in other years and items that are never taxable or deductible. TMA's current tax is calculated using the applicable tax rates published or about to be published by the end of the year.

Deferred Income Tax

Deferred income tax is recognized on temporary differences between the net carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used to calculate the taxable result. Generally, deferred income tax liabilities are recognized for all taxable temporary differences. Additionally, deferred income tax assets are recognized for all deductible temporary differences when it is probable that there will be tax benefit against which these deductible temporary differences can be set off. These deferred income tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that does not affect the tax result or the accounting result. In addition, temporary differences are not recognized with respect to the initial recognition of goodwill.

Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except when TMA can control the reversal of the temporary difference and it is not likely to reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences related to these investments and interests are only recognized when it is probable that sufficient taxable profits will be available against which these temporary differences can be offset, and it is probable that they will be reversed in the foreseeable future.

Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates set forth in the tax laws that have been enacted or are about to be enacted at the end of the year.

The valuation of deferred income tax liabilities and assets reflects the tax consequences that would arise from the manner in which TMA expects, at the end of the period, to recover or settle the net carrying amount of its assets and liabilities.

Current and deferred income tax of the year

The current and deferred income tax are recognized in the income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the current and deferred income tax are also recognized in Other Comprehensive income or directly in equity, respectively.

o) Non-Current and Current Assets and Liabilities

The presentation in the Financial Statements distinguishes between current and non-current assets and liabilities. Assets and liabilities are considered current if they are expected to be settled within one year or within TMA's normal commercial cycle, or if they are held for sale. Non-current assets and liabilities include all other types of assets and liabilities.

p) Significant Lawsuits and Use of Estimates

The follows an analysis of the key assumptions made by TMA in preparing its projections regarding its future performance and other relevant sources of uncertainty as of the closing date, which could have a significant effect on the Financial Statements for next year.

Property, Plant, Equipment, Intangibles and Rights-of-use assets (Notes 3, 4, 5, and 6)

The accounting treatment of PP&E, intangibles and rights-of-use assets involves making estimates to determine the useful life for depreciation or amortization purposes, as well as to determine the fair value at the acquisition date, in the particular case of assets acquired in business combinations.

Useful life determination requires estimates regarding expected technological developments and the alternative uses of assets. Assumptions regarding the technological framework and its future development involve a significant degree of judgment, as the timing and nature of future technological changes are difficult to predict.

The decision to recognize an impairment loss involves making estimates, including, without limitation, analyzing the causes of the potential impairment, as well as the timing and expected amount thereof. Additionally, factors such as technological obsolescence, the suspension of certain services, and other changes in circumstances that indicate the need to assess a possible impairment are taken into consideration.

TMA periodically evaluates the performance of its cash-generating unit to identify potential impairment of its fixed assets. Determining the recoverable amount of the cash-generating unit also involves the use of assumptions and estimates and requires a significant degree of judgment.

Deferred Income Tax (Note 16)

TMA assesses the recoverability of deferred income tax assets based on estimated future results of each of its taxable entities, considering all possible alternatives to achieve a result and selecting the most tax-efficient option within the regulatory framework. This recoverability ultimately depends on TMA’s ability to generate taxable income over the period in which the deferred income tax assets are deductible. The analysis takes into account the estimated timing of deferred income tax liability reversals as well as estimates of taxable income, based on internal projections that are continuously updated to reflect the most recent trends.

The recognition of tax-related items depends on several factors, including the estimated timing and realization of deferred income tax assets, the tax rate applicable on each date, and the expected timing of tax payments. The actual cash flows for income tax payments and collections of TMA’s subsidiaries may differ from TMA’s estimates due to changes in tax legislation or unforeseen future transactions that may affect tax balances.

Provisions (Note 14)

Provisions are recorded when, as a result of a past event, the company has a present obligation that is likely to require an outflow of resources and can be reliably estimated. Such obligations may be legal or constructive, arising from factors including regulations, contracts, customary business practices or public commitments that have created a valid expectation among third parties regarding the assumption of certain responsibilities. The provision amount recorded represents the Company’s best estimate of the disbursement required to settle the obligation, considering all available information as of the reporting date, including the opinion of independent experts such as legal advisors or consultants.

Due to the inherent uncertainties of the estimates required to determine the amount of provisions, actual disbursements may differ from the originally recognized amounts based on these estimates.

In general, TMA uses third-party spaces for the installation of certain equipment. Since TMA is required to dismantle the assets placed on leased sites, a dismantling liability is recorded based on the discounted value of dismantling costs. Upon initial recognition of this liability, TMA records this cost as a right-of-use, which is depreciated over the shorter of the estimated life of the asset at the leased site or the lease term.

Revenue recognition (Note 17)

The offers of commercial packages that combine different goods and services are analyzed to determine whether the different elements identified should be separated, applying the appropriate revenue recognition criterion in each case. The total revenue from the package is allocated among the identified elements based on their respective fair values.

Determining the fair values of each identified element requires complex estimates due to the nature of the business.

q)            New accounting policies adopted by TMA

The following standards and amendments to existing standards issued by the IASB apply to fiscal years beginning on or after January 1, 2024:

Standads, Interpretations and Amendments to Standards		Mandatory application: fiscal years beginning on or after
Amendments to IAS 1	Presentation of financial statements – Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Further details on the accounting and recognition rules for results relating to sale and leaseback transactions	January 1, 2024
Amendments to IAS NIC 7 and IFRS 7	Supplier finance arrangements	January 1, 2024

The adoption of these amendments did not have a significant impact on TMA.

r)            New IFRS and amendments to IFRS not effective as of December 31, 2024.

As of the date of these financial statements, the following standards, amendments to standards and interpretations have been issued by the IASB but are not yet mandatory and have not been early adopted.

Standards, Interpretations and Amendments to Standards		Mandatory application: fiscal years beginning on or after
Amendments to IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IFRS 7 and IFRS 9	Amendments to the Classfication and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 19	Subsidiaries Without Public Accountability – Disclosure Requirement	January 1, 2027
Amendments to IAS 21	Set forth the guidelines for cases of Lack of Exchangeability	January 1, 2025

No other IFRS, interpretations or amendments that are not yet effective have been issued and are expected to have a significant impact on the Company.

The Company is currently assessing the impact these standards, amendments or interpretations will have in the future reporting periods.

2.3 Comparative Financial Statements

In accordance with IAS 1 and in view of TASA’s and TMA’s corporate reorganization described in Notes 1 and 21, the Company's Financial Statements as of December 31, 2024, and for the year ended December 31, 2024, have been presented with the following comparative information:

a)	Statements of financial position: Information on the equity balances from TMA's consolidated financial statements as of December 31, 2023.

b)	Statements of Income and cash flows: Information from TMA's consolidated financial statements as of December 31, 2023

Certain figures from the financial statements for the year ended December 31, 2023, have been reclassified for comparative purposes with those for the current year.

As a result of the aforementioned corporate reorganization, as of December 31, 2024, there are no balances or transactions attributable to non-controlling interest.

3.	Intangibles

The composition and movements of net intangible assets for the years 2024 and 2023 have been as follows:

Fiscal Year 2024

	Balance as of 12/31/2023	Additions	Amortization (Note 17)	Transfers and other	Impairment losses (Note 4)	Balance as of 12/31/2024
Concessions, licenses and spectrum	744,096,386,654	-	(31,937,126,783)	-	(445,375,480,945)	266,783,778,926
Software	54,031,837,733	-	(35,717,705,562)	17,630,048,421	(22,479,040,573)	13,465,140,019
Software under development	9,039,960,653	12,280,435,394	-	(17,630,048,421)	-	3,690,347,626
Total intangibles	807,168,185,040	12,280,435,394	(67,654,832,345)	-	(467,854,521,518)	283,939,266,571

Fiscal Year 2023

	Balance as of 12/31/2022	Additions	Amortization (Note 17)	Transfers and other	Impairment losses (Note 4)	Balance as of 12/31/2023
Concessions, licenses and spectrum	559,350,737,187	211,283,132,357	(26,537,482,890)	-	-	744,096,386,654
Software	54,417,834,106	-	(35,087,597,757)	34,701,601,384	-	54,031,837,733
Software under development	22,281,294,178	21,460,267,859	-	(34,701,601,384)	-	9,039,960,653
Total intangibles	636,049,865,471	232,743,400,216	(61,625,080,647)	-	-	807,168,185,040

The original value, accumulated amortization and accumulated impairment losses (if any) of intangible assets as of December 31, 2024 and 2023 are detailed below:

Balance as of 12/31/2024

	Useful life (in years)	Original value	Accumulated amortization	Impairment losses (Note 4)	Intangible assets
Concessions, licenses and spectrum		1,284,789,866,068	(362,209,137,520)	(655,796,949,622)	266,783,778,926
Of which: with finite useful life	15-20	796,006,311,770	(362,209,137,520)	(308,553,089,407)	125,244,084,843
Of which: with indefinite useful life		488,783,554,298	-	(347,243,860,215)	141,539,694,083
Software	3	783,379,475,923	(729,656,245,120)	(40,258,090,784)	13,465,140,019
Other intangible assets	3	2,753,678,463	(2,753,678,463)	-	-
Intangible assets under development		3,690,347,626	-	-	3,690,347,626
Total intangible assets		2,074,613,368,080	(1,094,619,061,103)	(696,055,040,406)	283,939,266,571

Balance as of 12/31/2023

	Useful life (in years)	Original value	Accumulated amortization	Impairment losses (Note 4)	Intangible assets
Concessions, licenses and spectrum		1,284,789,866,068	(330,272,010,737)	(210,421,468,677)	744,096,386,654
Of which: with finite useful life	15-20	796,006,311,770	(330,272,010,737)	(99,467,496,771)	366,266,804,262
Of which: with indefinite useful life		488,783,554,298	-	(110,953,971,906)	377,829,582,392
Software	3	765,749,427,502	(693,938,539,558)	(17,779,050,211)	54,031,837,733
Other intangible assets	3	2,753,678,463	(2,753,678,463)	-	-
Intangible assets under development		9,039,960,653	-	-	9,039,960,653
Total intangible assets		2,062,332,932,686	(1,026,964,228,758)	(228,200,518,888)	807,168,185,040

On October 24, 2023, the Auction for the provision of Reliable and Intelligent Telecommunications Services (STeFI) was held, in which the ENACOM, through Resolution 1473/2023, registered the STeFI Service in the name of TMA, awarding Lot 3B, Bands 3550-3600 MHz, for an amount of 175 million U.S. dollars. On November 1, 2023, the payment was made in pesos at the official exchange rate. The use of the spectrum is for 20 years, starting on October 24, 2023. The amount included in additions to intangible assets for fiscal year 2023 was 211,283 million pesos.

Note 18 presents a detail of TMA's licenses and spectrum with definite and indefinite useful lives, as well as their expiration year, if applicable.

4.	Recoverability of Assets

TMA assesses the recoverability of the carrying amount of its net assets based on fair value less costs of disposal and using the discounted cash flow method.

The process to determine the discounted cash flow method to determine the recoverable amount of assets, mentioned in note 2.2 f), is based on a series of assumptions, judgments, and estimates regarding cash flows, such as the revenue growth rate, future investment and working capital estimates, as well as discount rates. The assumptions for the cash flow projections are based on estimates made by the Company's management, market surveys, and macroeconomic projections. The discount rate applied to the cash flow projections is the Weighted Average Cost of Capital (“WACC”). The resulting valuation is classified at Level 3 of the fair value hierarchy in IFRS 13.

According to economic analysis techniques, the recoverable value assessment is made for a five-year period, and subsequently, the assumptions are taken to perpetuity based on the Company’s ability to continue operations for an indefinite period. The Company's Management believes that using a five-year period for making its estimates is appropriate.

The Company’s Management documents and approves the key assumptions of the projections it makes, on the basis of TMA’s historical performance and macroeconomic data taken from market financial projections.

The recoverability analysis of TMA's net assets is carried out at least annually based on the projections of the Financial Statements prepared by the Company as of December 31, 2024, and 2023, and on the growth projections and operating results for the years ending on those dates.

The assets as of December 31, 2023, and 2024 reflect the effect of the impairment recorded during years 2020 and 2022, resulting from the evaluation of the recoverability analysis of net assets made by the Company in those years.

During fiscal years 2023 and 2024, high inflation levels led to a significant increase in asset values, with an appreciation of the Argentine peso in real terms during 2024 of around 80%. In this regard, although the Company has met the business plans outlined as of December 31, 2023, and the revision of these plans at the end of 2024 is in the same direction, as of December 31, 2024, the Company's Management has concluded that the value of net assets exceeds the recoverable value thereof (both in terms of value in use and fair value, which are similar). As a result, the Company has recognized an impairment loss in Intangible Assets for 467,855 million pesos (Note 3) and in PP&E for 899,909 million pesos (Note 5), with a balancing entry in impairment loss (Note 17). Additionally, as a consequence of this impairment, the deferred income tax liability associated with the inflation adjustment of those assets has been partially reversed in the amount of 478,717 million pesos.

Main assumptions used in the calculations of the recoverable value:

•	Revenue Growth: It is based on the observation of the historical performance of each revenue item, as well as on market analysis trends. Projected revenues differentiate between product and service lines, identifying a growth trend in postpaid and prepaid mobile services, broadband services, pay TV, and IT services, compared to voice services (fixed).

•	Operating Margin Growth: It takes into account the historical margin with an estimated price correction, as well as those ongoing projects aimed at achieving greater cost efficiency.

•	Investment Volume: Ongoing projects are expected to lead to greater investment efficiency associated with the need to increase network capacity and coverage across the country, which is in line with the revenue growth outlined in the long-term plan. The investment volume can also be affected by inflation and currency fluctuations.

•	Discount Rate: It represents the risk evaluation in the current market. The discount rate calculation is based on the Company’s specific circumstances and is derived from the WACC. The WACC considers both debt and equity. The cost of equity arises from the expected return on investment by the Company’s investors. The cost of debt is based on loans that accrue interest that the Company is under the obligation to pay. Specific risk segments are incorporated by applying individual beta factors.

•	Terminal Growth Rate: Cash flow projections as from the sixth year are calculated by using an expected constant growth rate (g), considering management’s estimates and the long-term estimated nominal and real growth of Argentina’s GDP.

The main assumptions used in the calculation of asset recoverability in 2024 are as follows:

2024
Terminal growth rate	3%
Investments / revenues ratio	10.9%
Operating margin	20 – 21.8%
Revenue growth rate	40.6 – 3%
Discount rate	58.9 – 17%

5.	Property, Plant & Equipment

The composition and movements of the items comprising property, plant & equipment in years 2024 and 2023 are as follows:

Fiscal Year 2024

	Balance as of 12/31/2023	Additions	Depreciation (Note 17)	Net disposals	Transfers and others	Impairment losses (Note 4)	Balance as of 12/31/2024
Land and constructions	317,537,666,492	-	(18,039,413,897)	(4,258,240,948)	4,736,086,647	(187,601,293,667)	112,374,804,627
Technical facilities and machinery	1,136,875,042,224	-	(222,310,602,970)	(330,069,288)	188,001,089,456	(689,324,249,839)	412,911,209,583
Furniture and utensils, tools and others	36,201,507,942	3,220,015,023	(38,770,592,520)	(78,403,323)	36,178,360,734	(22,983,545,027)	13,767,342,829
PP&E in progress	186,389,462,046	216,165,120,832	-	-	(205,071,788,396)	-	197,482,794,482
Total PP&E	1,677,003,678,704	219,385,135,855	(279,120,609,387)	(4,666,713,559)	23,843,748,441	(899,909,088,533)	736,536,151,521

Year 2023

	Balance as of 12/31/2022	Additions	Depreciation (Note 17)	Net disposals	Transfers and others	Impairment losses (Note 4)	Balance as of 12/31/2023
Land and constructions	337,348,468,141	-	(19,190,901,398)	(6,837,334,292)	6,217,434,041	-	317,537,666,492
Technical facilities and machinery	1,253,081,621,337	-	(292,997,024,079)	(186,394,770)	176,976,839,736	-	1,136,875,042,224
Furniture and utensils, tools and others	37,715,492,178	4,376,237,679	(38,332,066,281)	(2,093,479)	32,443,937,845	-	36,201,507,942
PP&E in progress	210,006,403,550	192,021,270,118	-	-	(215,638,211,622)	-	186,389,462,046
Total PP&E	1,838,151,985,206	196,397,507,797	(350,519,991,758)	(7,025,822,541)	-	-	1,677,003,678,704

In fiscal year 2024, the residual value of transfers corresponds to the net amount of asset reclassifications due to dismantling arising from "Rights-of-use assets", totaling 23,844 million pesos.

The original value, accumulated depreciation and accumulated impairment losses (if any) of PP&E, plant as of December 31, 2024 and 2023 are detailed below:

Balance as of 12/31/2024

	Original value	Accumulated depreciation	Impairment losses (Note 4)	PP&E
Land and constructions	2,185,469,596,293	(1,795,695,543,564)	(277,399,248,102)	112,374,804,627
Technical facilities and machinery	14,893,144,592,428	(13,287,096,841,904)	(1,193,136,540,941)	412,911,209,583
Furniture and utensils, tools and others	814,567,423,975	(761,694,227,296)	(39,105,853,850)	13,767,342,829
PP&E in progress	197,482,794,482	-	-	197,482,794,482
Total PP&E	18,090,664,407,178	(15,844,486,612,764)	(1,509,641,642,893)	736,536,151,521

Balance as of 12/31/2023

	Original value	Accumulated depreciation	Impairment losses (Note 4)	PP&E
Land and constructions	2,180,908,298,228	(1,773,572,677,301)	(89,797,954,435)	317,537,666,492
Technical facilities and machinery	15,877,525,516,852	(14,236,838,183,526)	(503,812,291,102)	1,136,875,042,224
Furniture and utensils, tools and others	759,832,617,652	(707,508,800,887)	(16,122,308,823)	36,201,507,942
PP&E in progress	186,389,462,046	-	-	186,389,462,046
Total PP&E	19,004,655,894,778	(16,717,919,661,714)	(609,732,554,360)	1,677,003,678,704

Additions to PP&E in progress include the acquisition of network assets, mainly for network deployment, transport, and “Fiber To The Home” (“FTTH”). Investments made for the acquisition of assets relating to the maintenance and prevention plan, Asymmetric Digital Subscriber Line (“ADSL”), copper and other lines aim to strengthen service delivery to customers and expand the deployment of the 4G network and support services for corporate customers based on infrastructure investments.

TMA has acquired insurance policies to reasonably cover the potential risks to which its PP&E used in operations are exposed, with appropriate limits and coverage.

On October 27, 1994, ENTel, in liquidation, issued Resolution No. 96/94, in which it committed to carry out all necessary actions to complete the transfer of title to registrable assets for as long as required, and to notify the Company, with at least sixty days’ notice, the deadline set in connection with the commitment undertaken. Furthermore, this resolution acknowledged that the licensees would retain the right to claim the compensation provided for in the Transfer Agreement for any properties that had not been officially transferred by the expiration of the specified term. As of the closing date of these Financial Statements, these assets have a residual value of 233,320,819,087, with approximately 169,751,882,601 of them registered under the Company's name (both balances have been restated as described in Note 2.b.). In the opinion of the Company's Management, the registration of most of the relevant assets transferred by ENTel will be successfully completed and therefore the final resolution of this matter will not have a significant impact on the Company's operating results and/or financial position.

6.	Rights-of-use assets

The composition and movements of the items included in rights-of-use assets for fiscal years 2024 and 2023 were as follows:

Fiscal Year 2024

	Balance as of 12/31/2023	Additions	Depreciation (Note 17)	Net disposals	Transfers and other	Balance as of 12/31/2024
Land and constructions	112,784,466,472	61,189,633,372	(74,586,802,969)	-	(23,843,748,441)	75,543,548,434
Technical facilities and machinery	12,055,040,458	4,327,192,248	(3,592,231,019)	-	-	12,790,001,687
Total rights-of-use assets	124,839,506,930	65,516,825,620	(78,179,033,988)	-	(23,843,748,441)	88,333,550,121

Fiscal Year 2023

	Balance as of 12/31/2022	Additions	Depreciation (Note 17)	Net disposals	Transfers and other	Balance as of 12/31/2023
Land and constructions	125,222,443,473	61,943,716,899	(74,353,851,098)	(27,842,802)	-	112,784,466,472
Technical facilities and machinery	14,491,073,283	813,796,615	(3,249,829,440)	-	-	12,055,040,458
Total rights-of-use assets	139,713,516,756	62,757,513,514	(77,603,680,538)	(27,842,802)	-	124,839,506,930

In fiscal year 2024, the residual value of transfers corresponds to asset reclassifications due to the dismantling of PP&E, totaling 23,844 million pesos.

The original value and accumulated depreciation of rights-of-use assets as of December 31, 2024 and as of December 31, 2023, are detailed below:

Balance as of 12/31/2024

	Original value	Accumulated depreciation	Rights-of-use assets
Land and constructions	479,337,269,340	(403,793,720,906)	75,543,548,434
Technical facilities and machinery	29,625,076,110	(16,835,074,423)	12,790,001,687
Total rights-of-use assets	508,962,345,450	(420,628,795,329)	88,333,550,121

Balance as of 12/31/2023

	Original value	Accumulated depreciation	Rights-of-use assets
Land and constructions	470,564,013,592	(357,779,547,120)	112,784,466,472
Technical facilities and machinery	25,297,883,862	(13,242,843,404)	12,055,040,458
Total rights-of-use assets	495,861,897,454	(371,022,390,524)	124,839,506,930

In 2024 and 2023, expenses relating to short-term leases or low-value leases, with variable rent payments not included in the liability estimate, are included in operating income, with 19,025 million pesos and 21,250 million pesos corresponding to supplies, and 36,478 million pesos and 28,720 million pesos corresponding to leases under the caption Other expenses, respectively.

7.	Investment Properties and Assets Classified as Held for Sale

a)            Investment Properties

The composition and movements of the items included in Investment properties for fiscal years 2024 and 2023 were as follows:

Fiscal Year 2024

	Balance as of 12/31/2023	Depreciation (Note 17)	Balance as of 12/31/2024
Land and constructions	53,509,494,960	(2,703,695,157)	50,805,799,803
Total investment properties	53,509,494,960	(2,703,695,157)	50,805,799,803

Fiscal Year 2023

	Balance as of 12/31/2022	Depreciation (Note 17)	Balance as of 12/31/2023
Land and constructions	55,928,855,875	(2,419,360,915)	53,509,494,960
Total investment properties	55,928,855,875	(2,419,360,915)	53,509,494,960

The original value and accumulated depreciation of Investment properties as of December 31, 2024 are detailed below:

Balance as of 12/31/2024

	Original value	Accumulated depreciation	Investment properties
Land and constructions	111,204,386,691	(60,398,586,888)	50,805,799,803
Total investment properties	111,204,386,691	(60,398,586,888)	50,805,799,803

Balance as of 12/31/2023

	Original value	Accumulated depreciation	Investment properties
Land and constructions	111,204,386,691	(57,694,891,731)	53,509,494,960
Total investment properties	111,204,386,691	(57,694,891,731)	53,509,494,960

During fiscal years 2024 and 2023, revenues from investment properties amount to 1,088 million pesos and 1,535 million pesos, respectively.

b)            Assets Classified as Held for Sale

As of December 31, 2024, the balance of Assets classified as held for sale primarily consists of recoverable base station equipment totaling 2,260 million pesos, for which the Company’s management expects the sale to occur within the next twelve months.

8.	Inventories

The following is a breakdown of Inventories, as stated in the statement of financial position as of December 31, 2024 and 2023:

	12/31/2024	12/31/2023
Handsets	27,639,349,027	24,561,646,911
Accessories and prepaid cards	5,484,160,500	5,372,490,603
Other inventories	26,720,939,620	11,525,713,796
Sale projects	2,326,980,107	3,639,950,949
Less - Provision for inventory write-down	(2,947,710,301)	(2,676,899,823)
Total	59,223,718,953	42,422,902,436

Movements of handsets, accessories and prepaid cards in 2024 and 2023 are as follows:

	12/31/2024	12/31/2023
Opening inventory	41,459,851,310	52,910,345,002
Purchases	183,537,397,602	236,318,800,344
Closing inventory	62,171,429,254	41,459,851,310
Cost of goods sold (Note 19 c)	162,825,819,658	247,769,294,036

Movements in the provision for inventory write-down in 2024 and 2023 are as follows:

Balance as of December 31, 2022	(4,065,677,658)
Reversals	1,388,777,835
Balance as of December 31, 2023	(2,676,899,823)
Reversals	(270,810,478)
Balance as of December 31, 2024	(2,947,710,301)

The amount of TMA's inventory purchase commitments was not significant for fiscal years 2024 and 2023.

TMA has insurance policies to cover the costs and expenses that may arise from potential future losses relating to inventories.

Changes in the provisions for inventory write-down are recognized under the caption Supplies in the income statement.

9.	Related Parties

The related parties of the Company include, apart from its subsidiaries, associates, jointly controlled entities and those of TSA, the key management personnel of TMA and all individuals related to them by a family relationship up to the second degree of consanguinity and/or first degree by marriage, as well as entities over which key management personnel can exercise significant influence or control.

Below there is a detail of the balances and transactions between TMA and other related parties.

Transactions with the Controlling Company and Related Parties

Cash Pooling Agreements

During fiscal year 2023, TASA, a company now merged with TMA, entered into several agreements with Telfisa Global, B.V. ("Telfisa"), a financial company whose sole shareholder is TSA, through which it placed its cash surplus. In exchange for depositing its cash surplus in Telfisa, TMA received an annual interest rate equivalent to the 30-day SOFR plus four basis points. These agreements were periodically renewed until January 2024.

Loan Agreement

In January 2024, the Company received and accepted a proposal from TSA, requesting a USD 117 million loan from TMA, to be repaid within a maximum term of 5 years, which will accrue interest calculated semiannually at a 6-month CME Term SOFR plus a spread of 200 basis points, payable at maturity. As of December 31, 2024, a receivable of 128,712 million pesos from TSA was recorded on account of this.

Trademark License Agreement

TMA has agreements with TSA governing the use of several of TSA’s brands (including, without limitation, "Movistar") within Argentina. These contracts are periodically renewed and were in effect as of the date of issuance of these Financial Statements.

According to the Trademark License Agreement, given the individual operating cash flow was positive for the corresponding previous year (defined as operating income before depreciation and amortization, minus additions to PP&E and intangibles), the Company paid a fee equivalent to 1.6% of the Company's revenues, excluding those arising from transactions with companies of the Telefónica Group, the sale of fixed assets and financial investments and the income from indemnities and litigation. In this regard, the total expense for fiscal years ended December 31, 2024 and 2023 amounted to 39,692 million pesos and 28,133 million pesos, respectively.

Management Fee Agreement

The Company receives management assistance services from TLH HoldCo to carry out corporate services, including back office support and other technical services, for which it pays a fee calculated based on the costs incurred by TLH HoldCo in providing such services, plus a profit margin.

The cost accrued for fiscal years 2024 and 2023 was of approximately 12,715 million pesos and 9,185 million pesos, respectively.

Digital Services Agreements

On April 13, 2018, TMA entered into agreements with Telefónica Digital España, S.L.U. ("TDE"), under which TMA provides digital services to both companies, which will be used exclusively outside Argentina ("TMA Digital Services Agreement"). It should be noted that, as a result of the merger of TDE and Telefónica Investigación y Desarrollo, the entity responsible for providing these services is now Telefónica Innovación Digital.

The consideration for these services includes the costs incurred in providing the service plus a margin. The contract has an initial duration of five years, starting on January 1, 2018, and will be renewed for annual periods unless otherwise indicated by any of the parties with at least 60 days’ notice.

Other Commercial Agreements

In addition to the above mentioned agreements, TMA has other agreements with other companies within the Telefónica Group as part of its normal operations, including agreements for the purchase of international data transfer capacity with Telxius Cable Argentina S.A., for the purchase and sale of international interconnection with Telefónica Global Solution, S.L., for the maintenance of systems and support services with Telefónica Global Technology S.A.U., and for technical assistance and consultancy in areas such as Business To Business (“B2B”), Business to Client (“B2C”), wholesale, human resources, digital projects, technology and technological planning, among others, with Telefónica Chile Servicios Corporativos Limitada.

Below there is a summary of the most significant balances and transactions between TMA and its related parties for years indicated. It should be noted that Telefónica, S.A. is the controlling company of TMA, and the other companies listed below are considered other related parties.

2024

	Financial expenses and exchange rate losses	Operating expenses	Total expenses	Financial income and exchange rate gains	Provision of services and other income	Total income
Telefónica IoT & Big Data Tech S.A.	(662,175,465)	(4,824,292,621)	(5,486,468,086)	-	-	-
Telefónica Innovación Digital, S.L. Unipersonal	-	(7,935,758,774)	(7,935,758,774)	629,676,911	281,347,040	911,023,951
Telefónica Móviles España S.A.U.	(232,593,093)	(941,011,742)	(1,173,604,835)	-	30,423,499	30,423,499
Telefónica Chile S.A.	-	(823,368,288)	(823,368,288)	2,992,547,749	2,939,892,199	5,932,439,948
Telefónica Global Technology S.A.U.	(1,063,523,496)	(11,265,717,007)	(12,329,240,503)	-	739,758,210	739,758,210
Telefónica, S.A.	-	(39,635,257,584)	(39,635,257,584)	33,161,588,391	-	33,161,588,391
Telxius Cable Argentina S.A.	(7,054,311,437)	(21,966,935,461)	(29,021,246,898)	-	5,961,664,218	5,961,664,218
Telefónica Hispanoamérica	-	-	-	2,004,173,303	2,238,879,821	4,243,053,124
Telefónica Móviles del Uruguay S.A.	(1,476,442,374)	(1,141,918,447)	(2,618,360,821)	33,823,152	2,770,192,545	2,804,015,697
Telefónica Global Solution, S.L.	-	(6,418,551,345)	(6,418,551,345)	1,171,936,828	6,025,387,878	7,197,324,706
Telefónica Global Solution S.A.	(4,339,257,115)	(14,516,420,683)	(18,855,677,798)	-	2,013,222,907	2,013,222,907
Telefónica Cybersecurity & Cloud Tech S.L.	-	(3,790,962,066)	(3,790,962,066)	-	138,286,764	138,286,764
TLH Holdco S.L.	(1,442,631,676)	(12,738,369,054)	(14,181,000,730)	-	-	-
Others	(857,012,074)	(3,379,946,830)	(4,236,958,904)	3,078,175,936	2,314,375,814	5,392,551,750
TOTAL	(17,127,946,730)	(129,378,509,902)	(146,506,456,632)	43,071,922,270	25,453,430,895	68,525,353,165

Balance as of 12/31/2024

	Trade receivables (Note 10 a)	Other assets (Note 10 b)	Financial Assets (Note 12)	Trade payables and other liabilities (Note 13)
Telefónica Latinoamérica Holding S.L.	1,882,303,634	-	-
Telefónica Innovación Digital, S.L. Unipersonal	4,067,992,337	-	-	6,599,660,989
Telefónica Chile S.A.	10,238,030,904	3,517,815,811	-
Telefónica Global Technology S.A.U.	-	19,337,761	-	6,370,740,760
Telefónica, S.A.	1,603,495,990	-	128,711,976,994	43,447,241,340
Telxius Cable Argentina S.A.	-	-	-	35,243,579,276
Telefónica Hispanoamérica	10,600,348,978	-	-	-
Telefónica Móviles del Uruguay S.A.	321,337,755	-	-	6,643,431,758
Telefónica Global Solution, S.L.	6,562,836,858	-	-	-
Telefónica Global Solution S.A.	-	-	-	16,013,356,236
TLH Holdco S.L.	13,282,792,457	-	-	11,230,501,525
Others	3,003,969,609	-	-	10,414,455,321
TOTAL	51,563,108,522	3,537,153,572	128,711,976,994	135,962,967,205

2023

	Financial expenses and exchange rate losses	Operating expenses	Total expenses	Financial income and exchange rate gains	Provision of services and other income	Total income
Telefónica IoT & Big Data Tech S.A.	(5,313,601,181)	(4,485,321,645)	(9,798,922,826)	-	-	-
Telefónica Chile S.A.	-	(330,955,578)	(330,955,578)	2,459,286,258	1,328,288,095	3,787,574,353
Telefónica Global Technology S.A.U.	(3,038,771,523)	(7,665,900,618)	(10,704,672,141)	-	1,211,494,075	1,211,494,075
Telefónica Brasil	(366,271,242)	(605,471,599)	(971,742,841)	-	1,205,182,348	1,205,182,348
Telefónica, S.A.	(41,310,354,363)	(28,211,667,391)	(69,522,021,754)	14,845,274,380	-	14,845,274,380
Telefónica Móviles Chile S.A.	-	(578,072,852)	(578,072,852)	163,741,423	1,647,170,395	1,810,911,818
Telxius Cable Argentina S.A.	(1,924,096,452)	(7,032,096,701)	(8,956,193,153)	5,208,514	2,394,100,099	2,399,308,613
Telefónica Digital España, S.L.U.	-	(7,195,906,601)	(7,195,906,601)	3,203,218,773	159,269,231	3,362,488,004
Telefónica Hispanoamérica	-	(190,232,449)	(190,232,449)	12,624,392,600	3,055,010,270	15,679,402,870
Telfisa Global, B.V.	-	-	-	25,904,307,768	-	25,904,307,768
Telefónica Global Solution, S.L.	(864,024,094)	(2,783,092,778)	(3,647,116,872)	416,362,730	1,828,983,502	2,245,346,232
Telefónica Global Solution S.A.	(6,267,500,009)	(9,143,789,640)	(15,411,289,649)	-	968,086,607	968,086,607
TLH Holdco S.L.	(15,795,526,932)	(8,995,067,946)	(24,790,594,878)	-	-	-
Others	(7,853,435,897)	(7,403,199,247)	(15,256,635,144)	2,613,825,019	2,150,246,802	4,764,071,821
TOTAL	(82,733,581,693)	(84,620,775,045)	(167,354,356,738)	62,235,617,465	15,947,831,424	78,183,448,889

Balance as of 12/31/2023

	Cash and cash equivalents (Note 12)	Trade receivables (Note 10 a)	Other assets (Note 10 b)	Trade payables and other liabilities (Note 13)
Telefónica Latinoamérica Holding S.L.	-	3,773,551,586	-	3,669,809
Telefónica Chile S.A.	-	17,199,461,166	3,152,978,361	451,160,972
Telefónica Global Technology S.A.U.	-	-	-	9,120,962,112
Telefónica, S.A.	-	2,963,768,242	218,598,860	58,404,069,825
Telxius Cable Argentina S.A.	-	100,634,071	-	26,403,805,702
Telefónica Digital España, S.L.U.	-	2,796,830,771	-	1,698,602,375
Telefónica Hispanoamérica	-	17,058,539,756	-	-
Telfisa Global, B.V.	202,844,793,076	-	-	-
Telefónica Global Solution, S.L.	-	9,366,956,767	-	660,804,586
Telefónica Global Solution S.A.	-	103,925,938	-	19,553,413,892
TLH Holdco S.L.	-	5,792,769,606	-	17,541,129,973
Others	-	7,863,897,841	-	30,684,905,682
TOTAL	202,844,793,076	67,020,335,744	3,371,577,221	164,522,524,928

10.            Trade Receivables and Other Assets

a)	Trade Receivables

The composition of the item Trade receivables of the statement of financial position as of December 31, 2024 and 2023 is as follows:

	12/31/2024	12/31/2023
Accounts receivable	351,617,029,182	334,846,024,209
Allowance for doubtful accounts	(89,110,978,365)	(56,472,084,432)
Accounts receivable from the Telefónica Group companies (Note 9)	51,563,108,522	67,020,335,744
Other receivables	9,104,221,543	6,484,128,726
Total	323,173,380,882	351,878,404,247

The balance of Accounts receivable from public sector customers as of December 31, 2024 and 2023 amounts to 25,075 million pesos and 21,154 million pesos, respectively.

Movements in the allowance for doubtful accounts during the 2024 and 2023 fiscal years are as follows:

Allowance for doubtful accounts as of December 31, 2022	(107,839,528,365)
Increases and reversals (*)	(61,737,737,901)
Uses	18,501,360,295
RECPAM	94,603,821,539
Allowance for doubtful accounts as of December 31, 2023	(56,472,084,432)
Increases and reversals (*)	(82,022,822,104)
Uses	8,139,588,035
RECPAM	41,244,340,136
Allowance for doubtful accounts as of December 31, 2024	(89,110,978,365)

(*)	In 2024 and 2023, it includes 18,620,934,612 and 1,493,959,864 of increased uncollectible debts from the financed portfolio.

The table below shows the aging analysis of accounts receivable from third parties as of the end of fiscal years 2024 and 2023:

	12/31/2024	12/31/2023
Not yet due balances
Up to 3 months	158,930,762,174	188,449,141,067
Overdue balances
Up to 3 months	81,697,886,043	76,962,254,127
From 3 to 6 months	21,327,397,905	18,043,757,819
From 6 to 12 months	43,470,804,157	27,145,882,567
More than 12 months	46,190,178,903	24,244,988,629
Carrying amount at fiscal year’s end	351,617,029,182	334,846,024,209

b)	Other Assets

The composition of the item Other assets of the statement of financial position as of December 31, 2024 and 2023 is as follows:

	12/31/2024		12/31/2023
	Current	Non-current	Current	Non-current
Short-term advance payments to companies of the Telefónica group (Note 9)	430,248,477	3,106,905,095	544,854,663	2,826,722,558
Short-term advance payments	16,428,998,234	3,033,572,414	17,098,496,305	3,089,368,514
Deferred expenses of short-term contracts	72,868,528,016	59,954,784,139	72,439,371,854	65,207,059,929
Total	89,727,774,727	66,095,261,648	90,082,722,822	71,123,151,001

Movements of deferred expenses of short-term contracts for the years 2024 and 2023 are as follows:

	Balance as of 12/31/2023	Additions	Decreases	Balance as of 12/31/2024
Contract acquisition costs	32,574,664,142	22,219,293,000	(25,226,383,072)	29,567,574,070
Contract fulfillment costs	105,071,767,641	82,931,323,012	(84,747,352,568)	103,255,738,085
Total	137,646,431,783	105,150,616,012	(109,973,735,640)	132,823,312,155

	Balance as of 12/31/2022	Additions	Decreases	Balance as of 12/31/2023
Contract acquisition costs	35,323,905,909	25,805,553,538	(28,554,795,304)	32,574,664,143
Contract fulfillment costs	96,398,183,952	93,207,169,461	(84,533,585,773)	105,071,767,640
Total	131,722,089,861	119,012,722,999	(113,088,381,077)	137,646,431,783

11.	Equity

a)	Capital stock and Issue Premium

At the end of fiscal years 2024 and 2023 the nominal amount of capital stock is as follows:

	Number of subscribed and paid in shares		Nominal amount in Pesos of subscribed and paid in capital
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Number of shares	86,461,307,278	277,908,706	86,461,307,278	277,908,706
TOTAL	86,461,307,278	277,908,706	86,461,307,278	277,908,706

On January 17, 2023, the Company’s Board of Directors received a notifice from TLH on the terms of Section 215 of the General Companies Law, informing on the transfer of all the shares in the Company to TLH HoldCo, and proceeding to register the transfer in the Company’s Register of Shareholders. Both companies are controlled by TSA.

TLH HoldCo directly controls TMA, holding a 99.9996% interest therein.

As a result of the merger process, on March 4, 2024, a capital increase of 28,372,979,020 was registered with the Public Registry of Commerce. On April 17, 2023, the Extraordinary General Meeting of TMA, as a result of the reorganization process referred to in Note 1, approved a capital increase effective on the effective date of the merger, which occurred on January 1, 2024, through the issuance of 1,450,022,273 shares of $1 nominal amount each and entitled to one vote per share, following the capitalization of the integral capital adjustment account in the amount of 26,922,956,747, which were delivered to the shareholder TLH HoldCo in replacement of the shares it held in TASA.

As a result of the effective merger date, and according to the exchange ratio set forth in the Preliminary Merger Agreement and the Final Merger Agreement, and the ownership interest TLH HoldCo held in TASA as of that date, TMA recognized as of that moment an issue premium for a total amount of 107,376,686,940 pesos.

On April 4, 2024, the Company entered into an agreement with TLH HoldCo, whereby the shareholder offered to make an irrevocable contribution on account of a future subscription of shares amounting to 7,455,870,000 pesos, which was approved by the Company’s Board of Directors on April 4, 2024. On May 2, 2024, the Company’s Ordinary and Extraordinary Shareholders' Meeting resolved to capitalize this irrevocable contribution and to issue 305,710,819 book-entry ordinary shares of $1 nominal amount each and entitled to one vote per share in favor of TLH HoldCo. It also resolved to capitalize the capital adjustment account of equity, which amounted to 57,504,708,733, by issuing 57,504,708,733 shares of $1 nominal amount each, which were distributed pro-rata among the shareholders.

As a result, following the capitalization of the Irrevocable Contributions, the share capital was increased to the amount of 86,461,307,278 pesos, represented by 86,461,307,278 book-entry ordinary shares of $1 nominal amount each and entitled to one vote per share.

All the preceding figures are expressed at nominal values, without restatement.

b)	Dividends

During fiscal years ended December 31, 2024 and 2023 no dividends were distributed.

As of December 31, 2024, there is a balance of 63,665 available for payment to minority shareholders and treasury shares.

All the preceding figures are expressed at nominal values, without restatement, as described in Note 2.1.b).

c)	Legal Reserve

According to the General Companies Law, Argentine companies must allocate at least 5% of their annual profits to a legal reserve until such reserve reaches 20% of the capital stock. As of December 31, 2024, TMA's reserve amounted to 36,780,940,594.

d)	Retained Earnings

Retained earnings include TMA's undistributed results less the dividends declared in favor of shareholders.

The Tax Reform Law enacted at the end of 2017 set forth, among other things, a reduction in the tax rate to 30% for 2019, and to 25% starting in 2020, and imposed a tax on dividends paid by Argentine entities of 7% for 2019 and 13% as from 2020, so that companies will pay the 35% rate only if they distribute all their profits to their shareholders. Subsequently, the Social Solidarity and Productive Reactivation Law suspended the reduction of the tax rate on profits to 25% and the increase in the dividend tax to 13% for fiscal years ending before January 1, 2021. As detailed in note 16, during fiscal year 2021, Law 27,630 was enacted, which once again amended the tax rate, setting forth that companies will pay a 25% tax on the first 5 million pesos of profits, 30% on profits exceeding 5 million pesos, up to 50 million pesos, and 35% on profits exceeding 50 million pesos, while maintaining the 7% dividend tax. Additionally, the tax reform enacted at the end of 2017 also repealed the equalization tax that had been in effect until 2017, which imposed a 35% withholding on dividend distributions exceeding accumulated taxable income. The tax rate on dividends may vary depending on the shareholder's country of residence, due to possible international double taxation treaties.

On March 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting of the Company resolved to allocate the accumulated negative retained earnings as of December 31, 2022, of 28,410,356,221, expressed in the currency of that date, partially releasing this amount from the reserve for future dividends. All the preceding figures are expressed in nominal values, without restatement, as described in note 2.1.b).

On April 3, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting of the Company resolved to assign the accumulated negative retained earnings as of December 31, 2023, amounting to 89,477,398,891, expressed in the currency of that date, partially releasing this amount from the reserve for future dividends. All the preceding figures are expressed in nominal values, without restatement, as described in note 2.1.b).

e)	Other Comprehensive Income

The balances in the statement of comprehensive income include the amounts, net of tax effects, of temporary adjustments of assets and liabilities recognized in the statement of changes in equity (through recognized income and expenses) until they are settled or realized, when they are finally recognized as equity in the income statement.

f)	Effect of the Capital Increase on Subsidiaries

The effect of the capital increase on subsidiaries consisted of the impact on their equity due to the capital subscription in TMA's subsidiaries by TMA or by non-controlling shareholders, when not all shareholders contributed pro rata their ownership interests and the company's fair value was different from its book value. The amount was determined by the difference between the amounts subscribed and paid in each of the capital increase of a TMA subsidiary and the change in the contributor’s interest in the book value of the subsidiary’s equity. Depending on whether the contributor was TMA or another shareholder, this difference was reflected accordingly in its equity.

On January 5, February 3, and March 10, 2023, TASA entered into agreements with TMA, under which the shareholder committed to make irrevocable contributions on account future share subscriptions in the amounts of 8,000 million, 5,300 million and 703 million pesos, respectively. On March 28, 2023, TASA’s shareholders resolved to capitalize these irrevocable contributions and to issue in favor of TMA 140,030,000,000 book-entry preferred shares, of $0.10 nominal amount each and entitled to one vote per share, with the other shareholders waiving their pre-emptive rights.

Additionally, on April 24, June 23, September 4, and October 6, 2023, TASA approved new agreements with TMA, whereby the shareholder made irrevocable contributions on account of future share subscriptions in the amounts of 5,000 million, 8,400 million, 9,800 million and 4,000 million pesos, respectively. Furthermore, on May 8, 2023, TASA approved a new agreement with TLH HoldCo, whereby the shareholder made an irrevocable contribution on account of future share subscriptions in the amount of 7,613,872,598 pesos.

On October 31, 2023, TASA’s shareholders resolved to capitalize these irrevocable contributions by increasing TASA’s share capital by 34,813,872,598 pesos, represented by 348,138,725,980 book-entry preferred shares, of $0.10 nominal amount each and entitled to one vote per share, in accordance with the issuing terms.

As a result of the above referred capitalizations, TMA increased its interest in TASA from 77.64% to 79.06%, which remained unchanged until the effective date of the merger.

All the preceding figures are expressed in nominal values, without restatement, as described in Note 2.1.b).

12.	Financial Assets and Liabilities

a)	Financial Assets

The composition of financial assets as of December 31, 2024 and 2023 is as follows:

	12/31/2024			12/31/2023
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Amortized cost	Financial assets at fair value through other comprehensive income	Amortized cost
Non-current financial assets	-	19,416,719,630	129,543,660,430	16,743,771,550	827,825,732
Other financial investments	-	19,416,719,630	940,551	16,743,771,550	2,048,178
Long-term receivables	-	-	129,395,400,585	-	504,969,715
Of which: with related parties (Note 9)	-	-	128,711,976,994	-	-
Short-term deposits and guarantees	-	-	147,319,294	-	320,807,839
Current financial assets	25,591,944,014	47,716,571,707	145,594,023,213	178,560,187,067	365,871,550,202
Cash and cash equivalents	-	-	141,158,159,827	-	353,421,543,497
Of which: with related parties (Note 9)	-	-	-	-	202,844,793,076
Short-term deposits and guarantees	-	-	4,435,863,386	-	12,450,006,705
Other financial investments	25,591,944,014	47,716,571,707	-	178,560,187,067	-
Total	25,591,944,014	67,133,291,337	275,137,683,643	195,303,958,617	366,699,375,934

The detail according to classification and type of instrument of financial assets at fair value through profit or loss is as follows:

	12/31/2024	12/31/2023
Classification:
Financial assets at fair value through profit or loss	25,591,944,014	-
Of which:
Argentine government Securities	25,591,944,014	-
Of which:
Level 1(*)	25,591,944,014	-
Of which:
Without considering allowances for doubtful accounts	25,591,944,014	-
Of which:
In U.S. dollars	25,591,944,014	-

TOTAL	25,591,944,014	-

The detail according to classification and type of instrument of financial assets at fair value through other comprehensive income is as follows:

	12/31/2024	12/31/2023
Classification:
Financial assets at fair value through other comprehensive income	67,133,291,337	195,303,958,617
Of which:
Government Securities	36,225,102,611	176,304,290,599
Corporate notes	30,908,188,726	18,999,668,018
Of which:
Level 1(*)	67,133,291,337	195,303,958,617
Of which:
Without considering allowances for doubtful accounts	67,133,291,337	195,303,958,617
Of which:
In U.S. dollars	67,133,291,337	195,303,958,617

TOTAL	67,133,291,337	195,303,958,617

(*)	Instruments classified as Level 1 have a fair value determined by quoted prices in active markets for identical assets or liabilities that an entity can access at the measurement date.

The detail according to classification and type of instrument at amortized cost is as follows:

	12/31/2024	12/31/2023
Classification:
Amortized cost	275,137,683,643	366,699,375,934
Of which:
Cash and cash equivalents	141,158,159,827	353,421,543,497
Of which: with related parties (Note 9)	-	202,844,793,076
Short-term deposits and guarantees	4,435,863,386	12,450,006,705
Other investments	940,551	2,048,178
Long-term receivables	129,395,400,585	504,969,715
Of which: with related parties (Note 9)	128,711,976,994	-
Long-term deposits and guarantees	147,319,294	320,807,839
Of which:
Without considering allowances for doubtful accounts	275,137,683,643	366,699,375,934
Of which:
In Argentine pesos	124,684,541,729	131,640,641,045
In U.S. dollars	150,453,141,914	235,058,734,889

TOTAL	275,137,683,643	366,699,375,934

b)	Financial Liabilities

The breakdown of financial liabilities by maturity as of December 31, 2024 and 2023 is as follows:

	Current	Non-current
As of December 31, 2024	2025	2026	2027	2028	2029	Subsequent years	Non-current	TOTAL
Lease liabilities	54,370,405,190	14,128,986,173	5,140,073,424	2,269,672,690	962,313,103	1,427,536,353	23,928,581,743	78,298,986,933
Bank overdrafts	1,416,622	-	-	-	-	-	-	1,416,622
Total	54,371,821,812	14,128,986,173	5,140,073,424	2,269,672,690	962,313,103	1,427,536,353	23,928,581,743	78,300,403,555
Nominal amount and interest to be accrued	56,180,630,134	16,400,723,345	6,411,591,198	3,144,298,238	1,480,646,180	2,586,679,160	30,023,938,121	86,204,568,255

	Current	Non-current
As of December 31, 2023	2024	2025	2026	2027	2028	Subsequent years	Non-current	TOTAL
Lease liabilities	91,863,902,103	25,305,989,918	11,018,426,676	6,390,365,845	3,312,179,523	2,785,164,362	48,812,126,324	140,676,028,427
Bank overdrafts	7,752,003,668	-	-	-	-	-	-	7,752,003,668
Total	99,615,905,771	25,305,989,918	11,018,426,676	6,390,365,845	3,312,179,523	2,785,164,362	48,812,126,324	148,428,032,095
Nominal amount and interest to be accrued	102,229,759,720	29,442,578,736	13,804,151,335	8,730,768,299	4,999,614,242	5,061,372,677	62,038,485,289	164,268,245,009

Financial liabilities associated to financial activities

The following tables show a detail of the changes in financial liabilities arising from financing activities during fiscal years 2024 and 2023:

2024

	Cash used in financing activities
	Balance as of 12/31/2023	Additions	Payments	Interest and exchange differences	RECPAM	Balance as of 12/31/2024
Lease liabilities	140,676,028,427	65,516,825,620	(65,667,529,062)	22,537,496,000	(84,763,834,052)	78,298,986,933
Bank overdrafts	7,752,003,668	1,410,465,000	(6,624,385,768)	463,248,768	(2,999,915,046)	1,416,622
Total	148,428,032,095	66,927,290,620	(72,291,914,830)	23,000,744,768	(87,763,749,098)	78,300,403,555

2023

	Cash used in financing activities
	Balance as of 12/31/2022	Additions	Payments	Interest and exchange differences	RECPAM	Balance as of 12/31/2023
Lease liabilities	99,656,457,854	49,117,340,137	(45,292,411,812)	138,999,721,685	(101,805,079,437)	140,676,028,427
Bank overdrafts	23,503,022	6,771,367,444	(3,504,277,316)	5,764,149,425	(1,302,738,907)	7,752,003,668
Total	99,679,960,876	55,888,707,581	(48,796,689,128)	144,763,871,110	(103,107,818,344)	148,428,032,095

Leases and bank overdrafts in foreign currency

The detail of leases and bank overdrafts in currencies other than the Argentine peso, along with the equivalent value of foreign currency loans in pesos, as of December 31, 2024, and 2023 is as follows.

	Amount in foreign currency		Amount in pesos
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Currency
U.S. dollar	48,220,894	51,749,513	49,788,073,055	41,838,617,191
Total	48,220,894	51,749,513	49,788,073,055	41,838,617,191

Interest-bearing debt

The average interest rate of leases and bank overdrafts as of December 31, 2024 was 61.13% in local currency and 9.58% in foreign currency.

13.	Trade and Other Payables

The detail of trade and other payables as of December 31, 2024 and 2023 is as follows:

	12/31/2024		12/31/2023
	Current	Non-current	Current	Non-current
Trade payables	352,810,000,439	-	462,291,603,755	-
Payables relating to PP&E and intangibles	76,464,567,446	-	90,839,608,502	-
Other debts	76,670,619,196	3,837,012,964	68,678,632,094	6,148,953,616
Contractual liabilities and deferred income	15,946,396,234	21,522,464,597	14,110,686,351	23,065,695,976
Total	521,891,583,315	25,359,477,561	635,920,530,702	29,214,649,592
Of which: with related parties (Note 9)	132,125,954,241	3,837,012,964	158,373,574,075	6,148,950,853

Other debts as of December 31, 2024 and 2023 consist of the following:

	12/31/2024	12/31/2023
Salaries payable	74,372,786,093	62,617,263,765
Other	2,297,833,103	6,061,368,329
Total	76,670,619,196	68,678,632,094

The Company has outstanding performance obligations primarily in connection with the following:

-	Contractual liabilities for activation fees: These correspond to non-refundable initial charges that arise when accounting for connection fees, and the associated revenue is recognized over the customer's average life.

-	Contractual liabilities for indefeasible rights-of-use (IRUs): Capacity contracts under the Indefeasible Rights-of-use modality, where customers make payments at the beginning of the contract in exchange for the assignment of access rights and maintenance of the network of terrestrial or submarine cables, whether the network is owned or external. These contracts are generally for periods longer than 10 years.

-	Contractual liabilities for prepaid card sales and top-ups: These correspond to the obligation of the entity to transfer services for prepaid card sales and top-ups that have not yet been used by the customers, for which payment has already been received.

-	Contractual liabilities for services: Amounts representing the obligation of an entity to transfer services to a customer for which the entity has received consideration (or it has become due) from the customer

As of December 31, 2024 and 2023, the aggregate amounts of the transaction prices of these performance obligations and their corresponding maturities are as follows:

		Maturities
	Balance as of 12/31/2024	2025	2026	2027	Later than 2028
Contractual liabilities for prepaid cards and top-ups	9,003,334,427	9,003,334,427	-	-	-
Contractual liabilities for connection costs	2,352,944,939	843,553,106	580,087,800	346,422,090	582,881,943
Other contractual liabilities	5,941,812	5,531,191	410,621	-	-
Deferred income	2,326,823,216	109,928,657	109,928,656	109,928,656	1,997,037,247
Contractual liabilities for IRUs	23,779,816,437	5,984,048,853	3,423,539,813	2,873,826,165	11,498,401,606
Total	37,468,860,831	15,946,396,234	4,113,966,890	3,330,176,911	14,078,320,796

		Maturities
	Balance as of 12/31/2023	2024	2025	2026	Later than 2027
Contractual liabilities for prepaid cards and top-ups	6,880,891,462	6,880,891,462	-	-	-
Contractual liabilities for connection costs	3,584,399,637	1,261,986,313	836,271,372	562,038,043	924,103,909
Other contractual liabilities	67,030,493	61,186,570	5,843,923	-	-
Deferred income	2,436,751,872	109,928,656	109,928,656	109,928,656	2,106,965,904
Contractual liabilities for IRUs	24,207,308,863	5,796,693,350	4,349,333,682	4,349,333,682	9,711,948,149
Total	37,176,382,327	14,110,686,351	5,301,377,633	5,021,300,381	12,743,017,962

Movements of these obligations in fiscal years 2024 and 2023 have been as follows:

	Balance as of 12/31/2023	Increases	Decreases	Balance as of 12/31/2024
Contractual liabilities and deferred income	37,176,382,327	133,129,365,300	(132,836,886,796)	37,468,860,831
Total	37,176,382,327	133,129,365,300	(132,836,886,796)	37,468,860,831

	Balance as of 12/31/2022	Increases	Decreases	Balance as of 12/31/2023
Contractual liabilities and deferred income	40,991,807,111	154,325,838,071	(158,141,262,855)	37,176,382,327
Total	40,991,807,111	154,325,838,071	(158,141,262,855)	37,176,382,327

14.	Provisions

Allowances amounts as of December 31, 2024 and 2023 are as follows:

	12/31/2024		12/31/2023
	Current	Non-current	Current	Non-current
Employee benefits (Note 14 a)	29,168,260,549	44,034,051,684	88,981,676,199	50,850,519,795
Termination plans	29,168,260,549	36,512,929,265	88,981,676,199	45,701,666,532
Post-employment defined benefit plans	-	7,521,122,419	-	5,148,853,263
Asset dismantling (Note 14 b)	3,230,703,897	46,229,144,481	5,715,855,467	36,173,023,775
Other allowances (Note 14 c)	16,887,076,494	141,382,763,713	57,374,399,534	63,873,974,460
Total	49,286,040,940	231,645,959,878	152,071,931,200	150,897,518,030

a)	Employee Benefits

Termination Plans

Movements of the provisions for termination plans during fiscal years 2024 and 2023 have been as follows:

Provision for termination plans as of 12/31/2022	48,073,255,042
Increases	158,831,577,036
Uses	(62,391,677,891)
RECPAM	(39,981,022,843)
Interests and other charges related to provisions (Note 15)	30,151,211,387
Provision for termination plans as of 12/31/2023	134,683,342,731
Increases	24,437,924,645
Uses	(55,619,712,873)
RECPAM	(74,043,937,031)
Interests and other charges related to provisions (Note 15)	36,223,572,342
Provision for termination plans as of 12/31/2024	65,681,189,814

The following are TMA’s principal termination plans:

Organizational Simplification Plan

During the past few years, TMA’s Executive Committee has approved several initiatives within the framework of the organizational simplification plan. The main objective of these actions has been to align the organizational structure with the new operational model, while ensuring the protection of human talent.

During 2024, we continued with execution of various initiatives in order to adjust the organizational structure to the new operational and organizational model, based on the capabilities necessary and appropriate for the Group’s new requirements.

The original plan was expanded in 2024, maintaining the conditions outlined in the original plans, with the initiatives called “Voluntary Retirement Plan”, “Voluntary Early Retirement Plan” and “Matrix and Focused Plans” primarily offering, for all individuals who meet certain age and seniority requirements, of certain specific areas of the organization, a financial compensation, corporate prepaid health plan coverage and advice regarding retirement matters.

Additionally, in December, in order to extend the deadline for these initiatives, the Executive Committee decided to allocate a new financial cap for the company, totaling 19,600 million pesos, to be used within a defined period or until the cap is exhausted. This decision was communicated on December 31, 2024.

At the end of the fiscal year, a liability for payment commitments was recorded, calculated with its estimated costs according to the plan and the number of employees who adhered to it, amounting to 46,386 million pesos.

Organizational Simplification Plan “Prejubilable 2024”

In line with the strategy of simplification of the organizational structure implemented in recent years, in December 2024, the Company announced the launch of a voluntary retirement plan called “Prejubilable 2024”.

This plan, addressed to male employees over 60 years of age and female employees over 55 years of age, with a minimum seniority of 15 years, offers a voluntary retirement option, together with an economic proposal and prepaid health coverage for a specific period of time after retirement. The period to join the plan expires on March 14, 2025, or when the defined financial cap of 3.160 million pesos is exhausted, which amount was recorded during fiscal year 2024.

As of December 31, 2024, a liability of 3,518 million pesos remains, representing the expected value of payment commitments calculated on the basis of the estimated costs of the plan's economic conditions and the number of employees who joined it.

Post-employment Defined Benefit Plans

The Company has a defined benefits plan. The table below summarizes the amounts of such plan:

	12/31/2024	12/31/2023
Obligation	7,521,122,419	5,148,853,263
Net provision	7,521,122,419	5,148,853,263
Net provision	7,521,122,419	5,148,853,263

It should be noted that TMA has no specific assets earmarked for these defined benefit plans.

Movements of the present value of the obligations during fiscal years 2024 and 2023 are as follows:

Present value of obligations as of 12/31/2022	6,504,435,483
Cost of current services	304,060,786
Interests and other charges related to provisions (Note 15)	3,787,917,366
Actuarial results recorded in other comprehensive income	999,506,227
Benefits paid	(22,713,559)
RECPAM	(6,424,353,040)
Present value of obligations as of 12/31/2023	5,148,853,263
Cost of current services	313,823,133
Interests and other charges related to provisions (Note 15)	5,064,504,040
Actuarial results recorded in other comprehensive income	849,679,282
Benefits paid	(94,216,244)
RECPAM	(3,761,521,055)
Present value of obligations as of 12/31/2024	7,521,122,419

TMA is required to offer workers covered by collective bargaining agreements a defined post-employment benefit. This means that any employee retiring under ordinary retirement, disability or death will receive an amount equivalent to one month’s salary for every five years of service or any fractional period exceeding three years.

The Company's recorded liability as of December 31, 2024, and 2023 amounts to 7,521 and 5,149 million pesos, respectively, representing the present value of the defined benefit plan using market-based variables and estimates according to the actuarial calculation method.

As of December 31, 2024, the main actuarial assumptions used for analyzing this liability were an interest rate ranging from 26.06% to 7.12% and a salary increase ranging from 21.80% to 3.50%, estimated for the full cash flow.

As of December 31, 2023, the main actuarial assumptions used for analyzing this liability were an interest rate ranging from 162.85% to 44.93% and a salary increase ranging from 155.42% to 40%, estimated for the full cash flow.

b)	Provision for Asset Dismantling

Movements in the provision for asset dismantling during fiscal years 2024 and 2023 are as follows:

Provision for asset dismantling as of 12/31/2022	44,110,382,133
Increases	13,640,173,377
Uses	(2,190,142)
RECPAM	(46,826,214,909)
Interests and other charges related to provisions (Note 15)	30,966,728,783
Provision for asset dismantling as of 12/31/2023	41,888,879,242
Increases	-
Uses	(1,281,371,891)
RECPAM	(26,870,016,802)
Interests and other charges related to provisions (Note 15)	35,722,357,829
Provision for asset dismantling as of 12/31/2024	49,459,848,378

TMA has entered into property lease agreements that set forth dismantling and restoration obligations, requiring the properties to be restored to their original condition at the end of the lease term. TMA estimates the present value of future obligations arising from decommissioning, and this value is added to the cost of the right-of-use. At the same time, a provision is recognized, which is increased by the cost of related interest cost in the periods following its initial recognition.

c)	Other Provisions

Movements of other provisions during fiscal years 2024 and 2023 are as follows:

Other provisions as of 12/31/2022	129,818,640,525
Increases	69,423,201,339
Uses	(31,779,365,842)
RECPAM	(145,992,484,304)
Interests and other charges related to provisions (Note 15)	99,778,382,276
Other provisions as of 12/31/2023	121,248,373,994
Increases	64,911,460,770
Uses	(24,076,527,620)
RECPAM	(85,294,318,989)
Interests and other charges related to provisions (Note 15)	81,480,852,052
Other provisions as of 12/31/2024	158,269,840,207

Given the nature of the risks covered by these provisions, it is not possible to precisely determine the probable dates of potential payments.

The amounts of these provisions as of December 31, 2024 and 2023 are shown in the following table:

	12/31/2024	12/31/2023
Labor contingencies	124,940,436,191	84,434,674,171
Tax contingencies	11,749,684,844	17,092,917,553
Civil and regulatory contingencies	21,579,719,172	19,720,782,270
Total other provisions	158,269,840,207	121,248,373,994

TMA is subject to several lawsuits and claims relating to labor, tax, regulatory and other matters, which are considered ordinary in the course of its business activities. Each such situation involves a certain degree of uncertainty, and the outcome of any lawsuit or contingency cannot be predicted with certainty. If, prior to the issuance of these Financial Statements there is information - considering the opinion of TMA’s external counsel - indicating that it is probable that a liability has been incurred as of the reporting date, and the amount of the loss or the range of probable loss, including the related court costs, can be reasonably estimated, such loss is recognized as a provision in the income statement and accumulated under “Other provisions” in the statement of financial position.

As of 31, 2024 and 2023, the account “Other provisions” includes the following:

i)	Labor contingencies mainly derive from:

•	Joint and several laibility in labor matters;

•	Occupational accidents and diseases; and

•	Salary differences and other compensation payments.

ii)	Tax contingencies mainly derive from claims from the Revenue Office (“AFIP”), provincial tax authorities and municipalities. In this case, they primarily relate to:

•	Municipal fees; and

•	National and provincial taxes.

iii)	Civil and regulatory contingencies relate to civil, commercial, administrative litigation, regulatory, and other matters. In this case, they primarily relato to:

•	damages;

•	regulatory claims;

•	claims relating to accountability; and

•	fines imposed by regulatory authorities.

Increase of the turnover tax rate

In 2009, the Company was notified of a claim filed by Unión de Usuarios y Consumidores (“Unión”), through which TMA was requested to reimburse the amounts collected on account of “Turnover Tax Rate Increase.” Unión argues that this constitutes a surcharge that was neither disclosed to customers nor detailed at the time of contracting, thereby violating Consumer Protection, Fair Trade, and Antitrust laws. The claim was answered by the Company, emphasizing that the nature of the Turnover Tax is indirect and transferable to the customer and that customers were duly informed of this in the Service Requests.

The Company's Management and legal counsel believe that the Company has solid arguments to defend its position and seek the dismissal of the claim, as customers were properly informed and, accordingly, no accounting provision has been recorded in connection with this matter. Given the nature of the claim, should the outcome of this matter be contrary to the Company’s Management and legal counsel evaluation, they estimate, based on the best available information, that the potential impact on the Company would amount to approximately 2,871 million pesos, as of December 31, 2024.

Terrestrial Network

The Company has been notified of a claim filed on February 6, 2008 by the Asociación Protección Consumidores del Mercado Común del Sur (“Proconsumer”), seeking the reimbursement to all individual customers who contracted mobile voice services with the company of the amounts charged and labeled on the invoice as “Interconnection Minute” in excess of the amount established in the General Tariff Structure approved by Decree No. 92/1997. TMA responded to the claim by arguing that the interpretation and background information on which the claim is based are inaccurate under the current regulations. Additionally, the Company reported the existence of a ruling in favor of AMX Argentina S.A. in a similar case filed by Proconsumer, for which the judge decided that the case should be referred to the court that ruled on AMX’s case, considering that the same judge should handle both due to their evident similarity. The plaintiff appealed this decision, and on December 5, 2018, the Court of Appeals upheld the appeal and ordered the case to proceed in its current state. A Federal Extraordinary Appeal was filed against this ruling on December 21, 2018, but was ultimately dismissed by the Supreme Court of Justice of the Nation (CSJN) on March 10, 2020. In September 2023, the Public Prosecutor’s Office issued an opinion stating that the claim should be dismissed. The proceedings are currently at the sentencing stage. In March 2024, the claim was dismissed with court costs being awarded against the association. The judge considered that there was no evidence of the $0.0465 tariff limitation nor that the repeal of Article 13 of Decree 92/97 required companies to charge a lower amount than that established in the General Tariff Structure, as claimed by plaintiff, who appealed the first-instance judgment. The appeal was rejected by the Court of Appeals in October 2024. The plaintiff did not file an extraordinary appeal, and therefore the judgment dismissing the lawsuit has become final.

M2345 Promotion

In 2012, the Asociación Consumidores Financieros Asociación Civil para su Defensa filed a claim against the Company seeking the reimbursement to all customers of the amounts charged under the “2345-M Promotion”, as well as the imposition of a compensatory sanction on the terms of Section 52 of the Consumer Protection Law, alleging that the Company failed to provide sufficient information to consumers. However, the Company declared that its actions complied with the standards set forth in the Consumer Protection Law, as the information provided on its website, which the promotion referred to, was adequate and conformed to the applicable regulations.

The Company's Management and legal counsel believe that TMA has strong arguments to defend its position and expect the claim to be dismissed. Therefore, no provision has been made in connection with this claim. In the event that the final outcome of this matter is unfavorable to the Company, its Management and legal counsel estimate that, based on the information available to date, the potential impact would amount to approximately 900 million pesos, as of December 31, 2024.

Línea Control 400 and 600

In 2007, TASA, a company now merged into TMA, was sued by Asociación Unión de Usuarios y Consumidores (“Unión”) together with Asociación para la Defensa de Usuarios y Consumidores. The purpose of this claim is to have TASA maintain the 100% discount previously applied to the “Bloqueo Línea Control 400” service, included in the business plan known as “Control 400” (LC400), and also to obtain the reimbursement of the amounts charged to customers on such account.

On October 17, 2017, TASA was notified of the first-instance decision, which ordered TASA to:
a) cease billing the “Bloqueo Línea Control 400” service to the subscribers of the “Línea Control 400” service;
b) reimburse customers for the amounts charged on account of the “Bloqueo Línea Control 400” service since July 2006, with the corresponding interest on the terms of Section 31 of Law 24.240; and
c) pay a civil fine in favor of users under the terms of Sections 31 and 52 bis of such law. On October 20, 2017, TASA appealed the judgment issued in both cases. The appeals were granted, and the cases were submitted to the Federal Court of Appeals on Administrative Litigation Matters.

In September 2018, the Court of Appeals partially upheld the first-instance judgment, and TASA filed an extraordinary appeal against such judgment. Then the proceedings were suspended following the deregistration of the plaintiff from the Collective Associations Registry.

Meanwhile, Unión de Usuarios had requested an injunction ordering the immediate suspension of the billing and collection of the “Bloqueo Línea Control 400” to all users until the case was resolved. This was granted in the first instance and notified on May 18, 2018. This decision was also appealed by TASA, but the appeal was later declared abstract.

Once the plaintiff was reinstated in the Registry, the proceedings resumed before the Court of Appeals in order to resolve the extraordinary appeals filed in due time. On August 22, 2019, the appeals were dismissed. Consequently, on September 2, 2019, a petition in error (recurso de queja) was filed before the Supreme Court of Justice of the Nation (CSJN) for denial of extraordinary appeal, which was subsequently rejected on August 23, 2022 by the CSJN.

The case is currently in the judgment enforcement stage. We have made the reimbursements ordered to active customers and during 2024 the necessary procedures were carried out to reimburse inactive customers.

Considering the historical values resulting from the approved settlement and the reimbursements made to both active and inactive customers to date, the total economic impact of the case as of December 31, 2024, amounts to approximately 56 million pesos, on account of court costs.

Additionally, TASA faces a similar claim filed by Asociación Civil para la Defensa en el Ámbito Federal e Internacional de Derechos relating to Línea Control 600, which is still in the evidentiary stage.

TMA’s Management and legal counsel believe that this case is likely to have an unfavorable outcome given its similarity, for which a provision has been recorded as civil and regulatory contingencies for approximately 439 million pesos, which is the best estimate of the amount to be disbursed in this case.

Entel’s claim against TASA

In 1999, ENTel sued TASA, a company now merged into TMA, which was the telecommunications service concessionaire following the privatization process claiming a rendering of accounts and the reimbursement of the amounts received by TASA on behalf of ENTel after becoming a licensee of telecommunications services, as well as the amounts deducted as commissions. In general terms, the disputed issues were the amounts that TASA collected on behalf of ENTel, i.e. the consumption charges for telecommunications services provided to ENTel’s customers, whether billed or not, but still unpaid at the time of privatization. ENTel also contested the commissions that TASA deducted in exchange for billing services and certain accounts receivable collected by TASA that allegedly belonged to ENTel and had not been transferred to TASA in the privatization process. TASA answered such claim by arguing that such request was inadmissible, as such settlements had been previously submitted to ENTel’s Liquidation Commission and were not contested at that time. In 2010, the Court of First Instance ruled in favor of ENTel, holding TASA responsible for the disputed matters.

After exhausting all available legal remedies, TASA submitted the account settlements, which were then contested by the national government on behalf of the dissolved ENTel. Since then, a series of settlement submissions and cross-objections between the parties ensued, along with the intervention of a court-appointed accounting expert. Following several judicial decisions, the presiding judge rejected TASA’s objections to the settlements presented by the national government and adopted the calculations made by ENTel and the court-appointed expert. Although this decision was appealed, the Court of Appeals dismissed the appeal in October 2017, largely upholding the settlements submitted by ENTel and the court-appointed expert but also ordering ENTel to recalculate interest. Specifically, the Court’s resolution accepted certain claims raised by TASA and ordered the application of a “judicial” interest rate (the average passive rate of the Central Bank of Argentina), which included a daily capitalization component, rather than the 8% simple annual interest rate set in the privatization terms (which had even been used by the court-appointed expert and ENTel in their calculations). The Court of Appeals decision exhausted all ordinary legal remedies available, for which TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has filed a petition in error (recurso de queja) with the Supreme Court of Justice of the Nation, which remains unresolved as of the date hereof. This appeal did not automatically suspend potential enforcement by ENTel, and on February 22, 2018, ENTel submitted a new calculation of principal and interest upon request of the judge. However, in April 2018 the presiding judge suspended further proceedings, ordering that the case await the Supreme Court’s decision on the petition in error.

In response, the national government filed an appeal, which was resolved by the Court of Appeals in November 2018 by upholding the appeal and instructing the lower court judge to rule on the approval of the settlement submitted by the plaintiff.

Following this decision, in December 2018 TASA filed a Federal Extraordinary Appeal, which was declared inadmissible by the Court of Appeals in February 2019. As a result of this, on February 27, 2019 TASA filed a new petition in error with the Supreme Court of Justice of the Nation, which did not suspend the enforcement proceedings.

On March 26, 2019, the lower court judge finally resolved to approve ENTel’s settlement calculation, amounting to 1,689,367,880.11 pesos. TASA appealed this decision, to have the Court of Appeals review this decision, but the appeal was rejected on October 8, 2019. On October 23, 2019, TASA filed a Federal Extraordinary Appeal, which was later rejected, prompting TASA to file another petition in error with the CSJN, which remains unresolved. In September 2020, ENTel submitted a request to the court for an updated settlement calculation, which, as of August 31, 2020, amounted to 3,445 million pesos.

In December 2020, TASA proposed a joint settlement calculation with ENTel and a structured payment plan in installments, adjusted according to the interest rate set by the court. As ENTel rejected TASA’s proposal and then filed an application for enforcement on the basis of the settlement made at values as of February 1, 2018, totaling 1,689 million pesos, on December 29, 2020, TASA, without withdrawing the petitions in error that have not yet been resolved by the Supreme Court, deposited such amount in the account specified by ENTel for that purpose and submitted the relevant deposit slip.

On March 11, 2021, TASA calculated the outstanding amounts as of that date and transferred the amount of 156 million pesos to ENTel. ENTel contested this settlement, but on April 15, 2021 the Court of First Instance approved TASA’s calculation. However, this decision was overturned by the Court of Appeals on October 7, 2021, which rejected TASA’s objections and approved ENTel’s supplementary interest settlement of 1,872 million pesos as of March 11, 2021, with the court costs of both instances to be borne by TASA.

TASA then filed a Federal Extraordinary Appeal against the judgment of the Court of Appeals of October 7, 2021, which has not yet been resolved. Nevertheless, to avoid potential enforcement actions, on December 28, 2021, TASA paid the amount of 2,392 million pesos, covering the outstanding balance owed to ENTel as per the Court of Appeals’ ruling, updated to that date. This payment was made under an express reservation of rights. Later, all pending appeals were dismissed.

Based on the information available to date, the terms of the judgment of the Court of Appeals, the deposits made on December 29, 2020, March 11, 2021, and December 28, 2021 to pay the principal and interest owed in the litigations, and the subsequent payment of the fees of the professionals involved in the case, TMA maintains a provision of ARS 133 million to cover probable losses relating to court fees.

Profit-sharing bonds (“PSB”)

Several legal actions have been brought by employees and former employees of TASA, a company now merged with TMA, against the Argentine government and TASA, requesting that Decree No. 395/92, which expressly exempted TASA and Telecom Argentina S.A. from issuing the PSB provided for in Law No. 23,696, be declared unconstitutional. The plaintiffs have also claimed compensation for the alleged damages they have suffered because such bonds have not been issued.

In August 2008, the Supreme Court of Justice of the Nation, in the case "Gentini, Jorge v. NATIONAL GOVERNMENT", by a majority vote, ruled Decree No. 395/92, which set forth that TASA was not under the obligation to issue the PSB established in Law No. 23,696 unconstitutional, and upheld the claim of the 20 plaintiffs for damages. The Supreme Court ruled that the judges of a lower court, in this case, the National Court of Appeals on Labor Matters, should determine the nature and extent of the liability of each defendant, namely, the National Government and TASA. In April 2009, TASA was notified of the ruling by the Court of Appeals, which held TASA jointly and severally liable with the National Government for the amounts calculated by an accounting expert (plus interest and costs), based on 0.5% of TASA’s profits from each fiscal year, to be distributed according to the share interest of each of them according to the guidelines set forth in the relevant Employee Stock Ownership Program. In December 2018, the Supreme Court of Justice of the Nation ruled in favor of the Company regarding the appeal filed by TASA, concerning the use of percentages instead of ratios, as well as the interest rate applied by the accounting expert.

However, as of the date hereof there are specific issues on which there have been inconsistent rulings from first and second instances, which must be definitively resolved to determine the criteria for quantifying any potential monetary judgment, including: (i) the profit-sharing percentage, (ii) whether net profits or pre-tax profits should be considered, (iii) the periods during which the right to PSB was in force, (iv) who is eligible to claim, and (v) the effects of TASA’s repurchase of Class C shares in 1998 on the PSC. In this regard, Management is taking into consideration significant judicial decisions to prepare its estimates.

In December 2013, the Supreme Court of Justice of the Nation ruled in the case "Domínguez v. Telefónica de Argentina S.A.," establishing that the statute of limitations should begin to run on the date of approval of each annual balance sheet, as it concerns a monetary obligation the breach of which results in recurring damages whenever dividends should have been paid.

Following this ruling, on February 14, 2012, the National Court of Appeals on Labor Matters, in full court, decided in the case "Medina, Nilda Beatriz v. Telecom Argentina S.A. and another on worker stock ownership," that "the statute of limitations applicable to claims for workers’ credits established by Section 29 of Law 23,696 is the one provided in Article 4,023 of the Civil Code," meaning that the applicable statute of limitations for such claims is ten years. On the other hand, in the Federal Civil and Commercial jurisdiction, on December 30, 2021, the three chambers of the Federal Civil and Commercial Court unified criteria by issuing a plenary ruling in the case "Altamirano Elio and others v. Ministry of Labor, Employment, and Social Security and other on damages," concerning the applicable statute of limitations for matters relating to profit-sharing bonds. The plenary ruling determined that the applicable statute of limitations is the one set forth in Article 4027, subsection 3, of the Civil Code, i.e., five years, and that this term must be counted from the date of the company’s general meetings approving balance sheets reflecting profits.

In February 2014, the Court of Appeals on Civil and Commercial Matters, in the case "Parota v. National State and Telefónica de Argentina S.A.," determined that the amount of PSB should be calculated on the basis of TASA’s taxable income, defining taxable income as the income subject to income tax that the company must pay, which generally means gross revenues, including all revenues obtained during the fiscal year (including contingent or extraordinary income), minus all ordinary and extraordinary expenses accrued during that fiscal year.

In June 2015, the Supreme Court, in the case entitled "Ramolino v. Telecom Argentina S.A.," ruled that the benefits granted by Article 29 of Law 23,969 do not apply to employees who joined the licensees after the privatization of ENTel.

Considering the information available to date and the opinion of the company’s legal counsel regarding the aforementioned premises, TMA has recorded a provision for labor contingencies of approximately 189 million pesos, representing the best estimate of the amount to be disbursed for failure to issue the PSB.

However, TMA’s Management considers that the Company is not responsible for the failure to issue the PSB for which it might seek reimbursement from the National Government for any amounts that it may ultimately be required to pay in connection with these claims.

“Memofácil” and home maintenance services

TASA, a company now merged with TMA, has been individually sued by different consumer associations, in order to have TASA stop charging for the services called “Memofácil” (call answering service) and “Home Maintenance”. They argue that the Memofácil service was promoted as free, with no expiration date, and yet TASA has been charging for the calls made to check messages. Regarding the home maintenance service, the argument is that this service is not mentioned in the contract with customers. The claim also seeks the reimbursement of the amounts charged to the customers for these services

TASA's Management believes that there is no legal basis for the Memofácil claim, as the way in which public service agreements are contracted does not allow for the execution thereof, and TASA began charging for the message consultation service in 2006, after prior notification in the invoices and brochures sent to customers. In addition to this, the home maintenance service is based on Decrees No. 62/90 and 2332/90, and both the service and the price increase have been duly explained to customers.

TMA and its legal counsel consider that the main issue to be determined is whether the Company is required to enter into written contracts with service users and whether users have given valid consent. Additionally, they must assess whether the information provided to customers was sufficient. Given the early stage of the claim, in the event of a ruling against the evaluation made by Management and its legal counsel, they consider that this could have a significant impact on TMA of approximately 14,018 million pesos. No accounting provision has been recorded in connection with this matter.

Labor jurisdiction interest

In September 2022, the National Court of Appeals on Labor Matters (CNAT) issued Memorandum No. 2764, establishing the interest rates applicable to ongoing cases without a final judgment. Through this and the subsequent Memorandum No. 2768/22, the CNAT decided to maintain the interest rates set in Memorandums No. 2601/14, 2630/16 and 2658/17, with annual capitalization starting from the service of the claim. This resolution proposed an interest structure for cases without a final ruling and for credits without a specific legal regime. However, the annual capitalization resulted in disproportionate and unreasonable results, leading to multiple challenges before the Supreme Court of Justice of the Nation (CSJN) by the obligors.

Upon this situation, on February 29, 2024, the CSJN ruled that the periodic capitalization set forth in Memorandum No. 2764 lacked legal grounds under the Civil and Commercial Code of the Nation. In particular, Article 770 of such code prohibits anatocism (interest capitalization), except in the exceptions expressly provided for.

Following this ruling, the CNAT issued Memorandums No. 2783 and No. 2784, proposing a new interest calculation structure. However, they were disallowed by a new ruling of the CSJN. Finally, on August 21, 2024, the CNAT issued Memorandum No. 2788, setting aside the recommendations of the previous memorandums.

Subsequently, the different chambers of the CNAT started to adopt new criteria, consolidating a majority position that declared Laws 23.928 and 25.561 unconstitutional, and implementing the Consumer Price Index (CPI) plus a pure interest rate of 3% p.a.

Based on these events, and in collaboration with external counsel, the Company decided to implement a new calculation method starting in September 2024 in all jurisdictions. This change involves recalculating interest based on the criteria of the Bases Law, applying the CPI from the credit's origin date plus an interest rate of 3% p.a. In addition, new jurisdictions have been incorporated for updating labor-related claims.

The recalculation of provisions based on these parameters is deemed sufficient in connection with the liabilities recorded to date.

Second due date of invoices

In 2009, the association Consumidores Financieros Asociación Civil para su Defensa (a consumer association) filed a claim against TASA, a company now merged with TMA, and Telecom Argentina S.A., claiming (i) to limit the collection of interest in cases of payment arrears for billed services, instead of maintaining the generic 10-day period; (ii) to apply the passive deposit rate of the Argentine Central Bank, stating that the active rate is inappropriate; (iii) to reimburse late payment charges to the affected consumers; (iv) to verify the possible existence of calculation errors leading the defendants to require excessive payments; and (v) to apply the fine set forth in Section 52 bis of Law 24.240.

TASA argues that this is a charge or surcharge for late payment, similar to a default interest or penalty clause for non-compliance, as referenced in Decree No. 2332/90 and as outlined in Decree No. 1246/75.

On December 22, 2023, the first-instance ruling was issued rejecting the claim, with the plaintiff paying court costs. The decision was appealed by the plaintiff, and on August 29, 2024, the Court of Appeals overturned the first-instance ruling upholding the claim. Upon this, the Company filed an extraordinary appeal, which was rejected by the court, for which it filed a petition in error with the Supreme Court of Justice of the Nation.

TMA’s Management and its legal advisors believe they have solid arguments to support their position, but in the event of a final judgment contrary to the evaluation made by them, they consider that it could have a significant impact on the Company, of approximately 2,266 million pesos.

VAS BT (value added services of the basic telephone service) subscription

In 2014, the NGO Centro de Orientación, Defensa y Educación del Consumidor (a consumer protection organization, “CODEC”) filed a class action against TASA, a company now merged with TMA, seeking to declare null and void and cease all charges made based on account of the VAS BT Subscription, and requesting reimbursement to all consumers who have not expressly requested it, plus interest, the fine under Section 29 of the RGCSBT (Regulations for Basic Telephone Services), and the civil fine under Section 52 bis of the Consumer Protection Law.

CODEC's claim is based on the argument that such subscription has not been expressly requested by users, unless TASA can prove it has validly obtained their consent before starting to charge such amounts.

TASA based it defense on the price freedom applicable to VAS, which is an value-added service additional to basic telephone services, non-public and competitive, more beneficial for the user, which was notified to customers before it started to be charged, and on the fact that there have not been any complaints in respect thereof. It was also stated that a similar complaint had been filed with the regulatory authority (the “ENACOM”) by the Ombudsman against TASA, where the cease and reimbursements of VAS charges had been ordered.

In August 2023, the Judge issued an unfavorable ruling for TASA, upholding most of CODEC's claims. This decision was appealed by TASA based on the above referred defenses and the opinion issued by ENACOM's Legal Affairs Department of 2019, in the administrative file relating to such complaint, which concluded that TASA did not breach the General Tariff Structure ("EGT") and that the claim should be rejected.

On November 7, 2024, the Court of Appeals confirmed the first-instance ruling. The Company filed an extraordinary appeal.

TMA’s Management and legal counsel believe that the Company has solid arguments to continue defending its position. However, given that the first-instance ruling has been unfavorable to TMA, there is a possibility of costs arising from this litigation, particularly regarding a potential increase in the civil fine due to the amendment of Section 47, sub-section b) of Law 24,240 of December 1, 2022. The amounts involved in this litigation as of December 31, 2024 amount to 10,878 million pesos, according to the first-instance ruling.

Other claims from customer associations

In addition to the above-mentioned claims, TMA is subject to other claims filed by several customer associations. Although the Company has not made any provisions for these claims, TMA may ultimately be liable to pay the full or a substantial part of the amount claimed by the plaintiffs. However, as of the date hereof there is no further information on these claims, nor a final resolution thereof, for which it is not possible to make a more precise estimate of these cases.

15.	Risk Management Policy

TMA is exposed to various financial market risks in the ordinary course of its business operations. The main market risks affecting TMA are:

•	Liquidity risk: TMA is exposed to liquidity risk if there is a mismatch between the need for funds (including operating and financial expenses and investments) and the sources of funding (including revenues, divestitures, credit facilities from financial institutions and financing instruments from related parties, including capital contributions). The cost of raising funds is also affected by the financial conditions in Argentina.

•	Exchange rate risk: TMA is exposed to exchange rate risk because its functional currency is the peso and the value of financial assets and liabilities in currencies other than TMA's functional currency is subject to variations resulting from fluctuations in exchange rates.

•	Credit risk: TMA is exposed to the possibility that a third party may not comply with its contractual obligations, which could adversely affect TMA's results of operations.

Liquidity Risk

TMA's general financial policy is to manage liquidity to ensure that the necessary funds to cover future obligations are available through funds from operations and, occasionally, financing from related parties or third parties. TMA's Management believes that any future negative working capital will continue to be reasonably financed by suppliers or financial institutions, or eventually by Telefónca’s related parties.

Exchange Rate Risk

TMA actively manages the exchange rate risk through the use of financial assets to minimize such risks and optimize TMA's financial cost. In this way, the Company seeks to protect its solvency and financial results. The Company may engage in exchange rate hedging for highly probable future foreign currency transactions to prevent tge potential adverse effects that exchange rate movements may have on its financial exposure.

For fiscal year ended December 31, 2024, no currency hedging transactions with derivative contracts have been made.

The following table shows the foreign currency balances as of December 31, 2024 and 2023:

	Amounts in foreign currency		Amounts in Pesos
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets (*)
Euro	14,770,739	12,947,012	15,851,669,065	13,894,480,812
U.S. dollars	333,504,108	324,397,244	344,342,991,510	334,940,154,430
Other currencies	10,036	10,036	13,513,617	23,706,456
Liabilities (**)
Euro	37,674,934	41,668,953	40,432,004,508	44,718,307,815
U.S. dollars	254,232,596	260,057,078	262,495,155,370	268,508,933,035
Other currencies	-	26,219	-	61,932,163
Net
Euro	(22,904,195)	(28,721,941)	(24,580,335,443)	(30,823,827,003)
U.S. dollars	79,271,512	64,340,166	81,847,836,140	66,431,221,395
Other currencies	10,036	(16,183)	13,513,617	(38,225,707)

(*)	See Note 12 a) for information on the principal types of financial assets in foreign currency for the different periods.

(**)	See Note 12 b) for information on the principal types of financial liabilities in foreign currency for the different periods.

Credit Risk

Credit risk arises from the possibility of TMA incurring losses due to difficulties in collecting its receivables for services provided to customers and for the sale of handsets and cards that have been previously activated for the distribution network.

Credit risk in connection with accounts receivable is diversified and mitigated through strict control of the customer base. TMA constantly monitors the level of accounts receivable arising from postpaid services and limits the risk of bad debt by disconnecting lines with overdue accounts. The mobile customer base also uses the prepaid system, which requires the purchase of credit in advance and, therefore, does not present credit risk.

The credit risk associated with mobile handsets and prepaid services in the distribution network, as well as the sale of financed handsets to retailers, is managed through a conservative credit granting policy. This includes the use of modern credit rating methods, requiring guarantees, and consulting commercial databases.

TMA is also exposed to credit risk arising from its short-term financial investments. To manage this risk, TMA monitors the credit limits granted to each counterparty and diversifies this exposure among top-tier financial institutions in accordance with the current credit policies of financial counterparties.

The follows a detail of the financial results recognized in 2024 and 2023:

	2024	2023
Interest income	121,018,571,104	260,717,187,368
Financial income	121,018,571,104	260,717,187,368
Interest expense	99,405,705,472	27,877,202,578
Interests and other charges related to provisions (Note 14)	158,491,286,263	164,684,239,812
Financial expense	257,896,991,735	192,561,442,390
Net financial result excluding exchange differences and currency adjustment for RECPAM	(136,878,420,631)	68,155,744,978

16.	Taxation

The Company individually files an income tax return in accordance with the Argentine tax legislation.

The legal tax rate applicable as of the 2021 period consists of a progressive scale, with amounts adjusted annually starting on January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) published by the INDEC. The scale in effect for fiscal year 2024 is as follows:

Accumulated net taxable income
More than $	To $	Pay $	Plus %	Over the excess of $
-	34,703,523.08	-	25%	-
34,703,523.08	347,035,230.79	8,675,880.77	30%	34,703,523.08
347,035,230.79	Onwards	102,375,393.08	35%	347,035,230.79

Additionally, the Tax Reform Law enacted at the end of 2017 imposed a tax on dividends paid by an Argentine entity to individuals and foreign beneficiaries which, following the amendments introduced by the Social Solidarity and Productive Reactivation Laws and Law No. 27.630, the maintains the 7% tax rate for the period 2020 and onwards. In addition, the 2017 reform repealed the equalization tax in respect of profits generated from 2018 onwards, which imposed a 35% withholding tax on dividend distributions exceeding accumulated taxable income.

Based on an analysis of the implications of the ruling of the Supreme Court of Justice of the Nation (CSJN) in the leading case Candy S.A. and the numerous related rulings derived therefrom, TASA, a company now merged with TMA, filed a claim against the AFIP challenging the agency’s decision to deny TASA’s request to apply the tax inflation adjustment and deduct the updated depreciation and amortization charges for fiscal years 2008 to and including 2014.

Between 2016 and 2019, the First and Second Instance Courts ruled in favor of TASA’s claims, ordering the AFIP to reimburse TASA for the amounts of 2008-2009 and 2010, plus the corresponding interest.

As a result of these favorable rulings, from fiscal year 2015 to fiscal year 2019, TASA began applying the tax inflation adjustment and deducting in its tax returns the updated amortization charges and the write-off costs of PP&E and intangible assets and filed declaratory actions of unconstitutionality with the Federal Court of Administrative Litigation Matters for each of the indicated years, independently from any administrative and/or judicial appeals arising from tax audit processes commenced by the AFIP.

Finally, in 2022, the CSJN issued a favorable ruling for TASA concerning fiscal periods 2008-2009, 2010, and 2015. Additionally, cases relating to the periods 2011-2012, 2013, and 2017 also have final and firm rulings in favor of the Company. Cases relating to the remaining fiscal periods are at different procedural stages, with favorable first and second-instance rulings for fiscal period 2016, whereas in the case of fiscal period 2018, the First Instance Court rejected the declaratory action of certainty, which decision has been appealed by the Company to the National Court of Appeals.

On the other hand, TMA and its legal counsel have analyzed the implications of the CSJN ruling in the Candy S.A. leading case and the numerous related rulings derived therefrom, particularly the court’s favorable rulings for TASA regarding the recognition of the different inflation-adjustment mechanisms for income tax determination in different fiscal periods. As a result, the tax returns for fiscal periods 2019 to 2023 include the deduction of updated amortization installments and the write-off costs of PP&E and intangible assets acquired before fiscal period 2018. As of the date of issuance of these Financial Statements, the Company has filed Declaratory Actions of Unconstitutionality with the Federal Court on Administrative Litigation Matters for fiscal periods 2019 to and including 2023, to judicially validate this criterion. These actions are at different procedural stages and are pending resolution by the respective first-instance courts.

The Company’s Management and legal counsel believe that the Company has solid arguments to support the criteria applied in the periods indicated.

Finally, the tax provision for fiscal year ended December 31, 2024 does not include the effect of updated amortization charges or the write-off costs of assets prior to January 1, 2018, nor does it include an adjustment of the computable tax loss. This is due to the fact that no determined tax liability is estimated, and therefore the confiscatory requirement is not met on the terms of the above-mentioned the Candy S.A. and TASA leading case.

Deferred Income Tax Movement

Movements of the deferred income tax for fiscal years ended December 31, 2024 and 2023 are as follows:

Deferred income tax assets / (liabilities)
Balance as of December 31, 2023	(356,157,946,586)
Additions	538,168,190,025
Of which: included in other comprehensive income	8,724,256,134
Deductions	(26,825,002,721)
Balance as of December 31, 2024	155,185,240,718

Deferred income tax liabilities
Balance as of December 31, 2022	(398,911,149,297)
Additions	(9,570,821,790)
Of which: included in other comprehensive income	(9,570,821,790)
Deductions	52,324,024,501
Balance as of December 31, 2023	(356,157,946,586)

Estimated Realization of Deferred Income Tax Assets and Liabilities

The estimated realization of the deferred income tax assets and liabilities recognized in the statement of financial position as of December 31, 2024, is as follows:

Balance as of December 31, 2024

	Total	Less than 1 year	More than 1 year
Deferred income tax assets	155,185,240,718	80,318,785,867	74,866,454,851

Temporary Differences

There follows a detail of the deferred income tax assets and liabilities relating to temporary differences recognized as of December 31, 2024, and 2023:

	12/31/2024	12/31/2023
PP&E	88,942,622,913	-
Provisions	82,242,078,281	101,994,098,164
Inventories and trade receivables	23,652,362,089	15,950,908,516
Leases	-	2,882,100,018
Tax loss	5,616,294,599	-
Other	11,126,137,143	-
Total deferred income tax assets relating to temporary differences	211,579,495,025	120,827,106,698
PP&E	-	(238,152,144,406)
Intangibles	(13,947,169,955)	(188,027,053,474)
Leases	(2,289,078,980)	-
Other assets	(40,040,082,017)	(48,772,896,714)
Other	(117,923,355)	(2,032,958,690)
Total deferred income tax liabilities relating to temporary differences	(56,394,254,307)	(476,985,053,284)
Total deferred income tax assets/(liabilities) recognized in the individual statement of financial position	155,185,240,718	(356,157,946,586)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets with current tax liabilities and deferred income tax when they relate to taxes of the same taxed entity levied by the same taxing authority.

In March 2024, based on TMA's tax projections for fiscal year 2024 and subsequent fiscal years, the deferred asset arising from TASA’s tax loss was recorded, amounting to 95,316,100,583 pesos.

There follows a detail of tax loss carryforwards as of December 31, 2024:

Generated on fiscal year	Cumulative tax loss	Tax carryforward expiration year
2023	16,046,555,997	2028
Total	16,046,555,997

Reconciliation Between Accounting Profit/(Loss) and Accrued Tax Expense

The reconciliation between the pre-tax accounting result and the income tax expense for fiscal years ended December 31, 2024, and 2023, is as follows:

	2024	2023
Pre-tax accounting result	(1,463,151,110,514)	(262,083,834,491)
Income tax expense at the country’s statutory rate	(512,102,888,680)	(91,729,342,072)
Permanent differences arising from inflation adjustment	41,124,323,138	55,882,530,080
Other permanent differences	507,336,636	42,445,133,702
Recognition of tax losses of TASA for prior years	(32,441,297,320)	-
Variation in deferred income tax expense due to a change in tax rate	-	(17,128,353)
Income tax (benefit) expense	(502,912,526,226)	6,581,193,357
Current tax (recovery) / expense	(293,595,056)	58,905,217,858
Deferred income tax (recovery)	(502,618,931,170)	(52,324,024,501)
Income tax (benefit) expense	(502,912,526,226)	6,581,193,357

Tax Credits and Debts

Current balances of tax credits and debts as of December 31, 2024 and 2023 are as follows:

	12/31/2024	12/31/2023
Tax debts
Income tax payable	-	18,030,035,821
Value added tax payable	32,971,945,817	28,582,591,812
Social security payable	19,432,890,365	20,154,022,968
Municipal taxes payable	4,906,730,658	9,199,014,781
Regulatory taxes payable	43,372,191,207	23,212,464,132
Other	-	8,497,511,542
Total	100,683,758,047	107,675,641,056

	12/31/2024		12/31/2023
	Current	Non-current	Current	Non-current
Tax credits
Turnover tax – credit balance	4,122,812,512	-	-	-
Income tax – credit balance	12,634,055,820	3,799,321,693	-	4,345,787,443
Other	28,168,430	-	865,367	-
Total	16,785,036,762	3,799,321,693	865,367	4,345,787,443

Tax on Deposits to and Withdrawals from Bank Accounts

In accordance with Law No. 25,413, the Company is subject to the tax on deposits to and withdrawals from bank accounts. Since its implementation, this tax has functioned as a payment on account of other taxes, and under current regulations, 33% of the amounts withheld under this tax can be used as a credit against the Income Tax. It is important to note that if a credit balance results from the application of this tax on bank debits and credits, it will not be freely available but can only be used against the income tax of future periods.

Due to the financial context of TASA, a company now merged with TMA, and its future tax projections, during fiscal years 2021, 2022, and 2023, TASA had decided to expense the entire credit generated by the tax on bank debits and credits, amounting to a total of 2,199,055,008 pesos. In the context of the merger (Notes 1 and 21), TMA, based on its tax projections, decided to re-recognize the aforementioned credit.

17.	Income and Expense

Income

There follows a breakdown of Income:

	2024	2023
Service revenues	2,210,602,968,457	2,125,334,138,162
Mobile	1,467,272,596,967	1,371,183,072,672
Fixed	743,330,371,490	754,151,065,490
Handset sales	296,210,245,771	396,713,229,113
Rental income	4,568,237,498	5,596,579,762
Total	2,511,381,451,726	2,527,643,947,037

No customer accounts for more than 10% of annual income for fiscal years 2024 and 2023.

Other Income

There follows a breakdown of Other income:

	2024	2023
Penalties for breach of contract	1,315,503,568	2,289,702,134
Income for the sale of other assets	-	6,926,775,079
Income for the sale of scrap material and others	9,036,683,861	20,991,510,330
Total	10,352,187,429	30,207,987,543

Impairment Loss

There follows a breakdown of Impairment loss for fiscal years ended December 31, 2024 and 2023:

	2024	2023
Impairment loss on PP&E (Note 5)	899,909,088,533	-
Impairment loss on Intangibles (Note 3)	467,854,521,518	-
Total	1,367,763,610,051	-

Supplies

There follows a breakdown of Supplies for fiscal years ended December 31, 2024 and 2023:

	2024	2023
Leases and expenses	1,767,582,442	3,223,424,924
Telephone service and Access charges	203,117,243,995	227,843,555,681
Charge/ Recovery of impairment and low turnover provision	270,810,478	(1,388,777,835)
Cost of goods sold	162,825,819,658	247,769,294,036
Other supplies	129,594,373,259	135,477,522,600
Total	497,575,829,832	612,925,019,406

Employee benefit expenses and severance payments

The follows a breakdown of Employee expenses for fiscal years ended December 31, 2024 and 2023:

	2024	2023
Salaries and social security charges	506,450,278,967	565,564,852,399
Other employee expenses	100,611,348,885	214,698,472,737
Total	607,061,627,852	780,263,325,136

Other Expenses

There follows a breakdown of Other expenses for fiscal years ended December 31, 2024 and 2023:

	2024	2023
Short-term or low value leases	36,478,499,102	28,717,341,219
Other external services	735,079,323,444	718,955,560,674
Taxes, fees and contributions	243,651,089,152	249,193,517,801
Other operating expenses	65,027,473,708	47,976,683,408
Total	1,080,236,385,406	1,044,843,103,102

In 2024, other external services mainly included: (i) expenses relating to commissions paid o financial institutions, sales agents and call centers amounting to 162,070,254,292 (155,642,586,342 in 2023); (ii) maintenance and repair costs totaling 158,201,102,313 (159,015,448,059 in 2023), and (iii) professional fees and payments for external services amounting to 157,678,999,402 (235,209,226,252 in 2023).

Other operating expenses mainly include trademark licenses, management assistance and licenses for digital products and services (Note 9).

Payment Estimate

The estimated payments relating to future obligations in connection with short-term or low-value leases and purchase commitments (which cannot be canceled without a penalty charges) are detailed below:

12/31/2024	Total	Less than 1 year	From 1 to 3 years	From 3 to 5 years	More than 5 years
Short-term or low value leases (1)	40,294,153	40,294,153	-	-	-
Hiring and purchase commitments	41,067,608,148	13,850,937,031	19,361,639,002	7,591,061,231	263,970,884

(1)	This item includes final payments (non-cancelable without a penalty charges). Operating lease commitments, in some cases, may be extended.

Depreciation and Amortization

There follows a breakdown of the income statement item Depreciation and amortization:

	2024	2023
Amortization of intangibles (Note 3)	67,654,832,345	61,625,080,647
Depreciation of PP&E (Note 5)	279,120,609,387	350,519,991,758
Depreciation of rights-of-use assets (Note 6)	78,179,033,988	77,603,680,538
Depreciation of investment properties (Note 7 a)	2,703,695,157	2,419,360,915
Total	427,658,170,877	492,168,113,858

18.	Other Information

Share-based Payment Plans

As of December 31, 2024 and 2023, certain employees were covered by share-based compensation plans approved by TSA’s Board of Directors, provided certain objectives of the Telefónica Group are met and the employee is on the payroll at the time of delivery thereof. At the end of fiscal years ended December 31, 2024, and 2023, TMA maintained a liability relating to these share-based compensation plans amounting to 3,873 million pesos and 2,824 million pesos, respectively

Environmental Aspects

We have an environmental management system (EMS) based on the UNE-ISO 14001:2015 standard, which has been integrated since 2020 with the Occupational Health, Safety and Well-being System based on the ISO 45001:2018 standard. Both systems are validated by an independent external entity. The EMS has been continuously in effect in the Company’s operations since 2009, allowing us to proactively manage potential risks and impacts arising from operations and to ensure regulatory compliance regarding environmental matters. In 2024, the certification of the Integrated Environmental and Labor Management System (SGI) was successfully maintained once again. Environmental protection is essential for sustainable development, and as a company, we have a responsibility to contribute to its conservation.

As an organization, TMA is strongly focused on reducing resource consumption and emissions, which is reflected in the definition and monitoring of objectives that form part of its strategic plan. These objectives have been met and continuously challenged every year. Potential environmental risks associated with operations are preventively managed, as well as waste management, prioritizing reuse and recycling whenever possible. TMA works to minimize its environmental impact while also developing services that help mitigate the potential effects of other sectors on the environment.

All members of Movistar are encouraged to adopt a responsible environmental behavior and to increase awareness among end customers regarding progress in this area. The company extends environmental management across the entire supply chain by incorporating clauses in contracts with suppliers that include legal requirements and those derived from the organization’s policy. Additionally, communication and awareness campaigns, training programs, audits, and other initiatives are carried out for all stakeholders.

Measurements of Non-Ionizing Radiations (NIR) conducted at our base stations remain below the legally permitted limits. All handsets and equipment offered by Movistar comply with the internationally accepted Specific Absorption Rate (SAR) and are locally approved by the relevant authorities.

Current scientific research indicates that there are no adverse health effects as long as exposure to radiofrequency electromagnetic fields remains below the levels set forth in the regulations in force.

Main Regulatory Matters and Licenses of TMA

The following tables list the authorizations as of December 31, 2024 for spectrum use for mobile services and other selected applications in Argentina.

Frequency	Bandwidth (MHz)	Expiration Date
700 MHz	20	2033 (1)
850 MHz (AMBA)	30	Indefinite
850 MHz (Sur)	25	Indefinite
1,9 GHz (AMBA)	20	Indefinite
1,9 GHz (Norte)	50	Indefinite
1,9 GHz (Sur)	25	Indefinite
1,7 GHz / 2,1 GHz	20	2033 (1)
2,6 GHz	30	2034 (2)
3,5 GHz	50	2043 (3)

(1)	According to Resolution No. 518/2018 of the Ministry of Modernization, the 15-year term for spectrum use authorizations is counted asfrom February 27, 2018.
(2)	The spectrum use authorizations have a duration of 15 years, starting from the date when the frequencies become available in the city of Buenos Aires and 13 additional locations, including (i) 15 provincial capitals and (ii) the cities of Mar del Plata, Bahía Blanca, and Rosario.
(3)	The spectrum use authorizations have a duration of 20 years, counted as from the award date.

Mobile Services

In 1996, TMA was granted a license to provide Mobile Telephony Services (“STM”) in Area III (central and southern Argentina). Additionally, in 1999, TMA obtained licenses to provide Personal Communications Services (“PCS”) in Area I (northern Argentina), Area II (Greater Buenos Aires Area (“AMBA”) and its extension), and Area III. Since its establishment, TMA has merged with various companies and has spun off parts of its operations, with the main transactions involving Miniphone S.A., CRM, Compañía de Teléfonos del Plata S.A. (“CTP”), and Radio Servicios S.A. (“RS”). As a result of these mergers, the following licenses were transferred to TMA:

a) License to provide Cellular Mobile Radiocommunications Service (“SRMC”) in Area II.

b) License to provide STM in Area III.

c) Additional PCS licenses covering all of Argentina (Areas I, II and III).

d) Licenses to provide SCMA (Mobile Advanced Communications Services) services throughout Argentina.

e) License to provide Radio-electric Service of Concentration of Links (“SRCE”).

In 2022, by means of ENACOM Resolution No. 1730/2022, the Company was allocated spectrum channels in the requested locations, in accordance with the terms of the Bidding Terms and Conditions approved by ENACOM Resolution No. 798/2022. In October 2022, a payment of 1,193,850,346 was made for the locations available for use.

In 2023, the Company participated in the public auction for the allocation of radio spectrum, in accordance with the terms of ENACOM Resolution No. 1285/2023, which approved the General and Specific Bidding Terms and Conditions for the Allocation of Frequency Bands for the Provision of Reliable and Intelligent Telecommunications Services (STeFI). The purpose of the auction was to allocate lots in the 3,300 MHz – 3,600 MHz frequency band for the provision of Reliable and Intelligent Telecommunications Services (STeFI).

On October 24, 2023, the auction for the allocation of lots with frequency bands from 3,300 MHz to 3,600 MHz was held, with a base price of USD 350,000,000 for lots of 100 MHz. On the same day, the ENACOM issued Resolution No. 1473/2023, whereby it registered the STeFI service under TMA’s name and awarded Lot 3B (bands of 3550-3600 MHz) for USD 175,013,000.

On November 1, 2023, payment was made in Argentine pesos at the official exchange rate, and a performance bond policy equivalent to 15% of the award value was presented.

The spectrum usage period is 20 years, counted as from October 24, 2023. On this date, the term to comply with all deployment obligations in V phases starts to run (Phase I: 12 months; Phase II: 30 months; Phase III: 48 months; Phase IV: 66 months; Phase V: 84 months).

Fixed Services

As a result of the merger, the Company took possession of the licenses of the absorbed entity, thereby holding unlimited-term licenses for the provision of telecommunications services, including local telephony, national and international long-distance telephony, international telex, national and international data transmission, value-added services, and other telecommunications services. These licenses were granted either through various license agreements with the National Government or through administrative acts by the National Government. In addition, in January 2018, TASA, a company absorbed by TMA, was registered as the holder of the subscription broadcasting service via physical link to provide such services in certain locations, on the terms of Resolution No. 5641/2017.

The Bidding Terms and Conditions (“List of Conditions”) approved by Decree No. 62/90, as amended, and the Transfer Agreement, set forth certain obligations regarding the licenses originally granted to TASA, now merged with TMA, of which the following obligations remain in force:

(a)	The assets contributed to and used for the provision of the basic voice service may not be sold, assigned or transferred by any means, nor encumbered in any way.

(b)	The Company must maintain all or a substantial part of the voice service provision, as well as TASA's core business and headquarters in Argentina.

(c)	Certain service provision objectives must be met, primarily aimed at efficiency, quality, service maintenance and equal access to fixed voice lines for data and value-added service providers.

In the event of a serious breach of these obligations, TASA’s license could be revoked after following the procedures established in the List of Conditions. However, revocation would not take place if the Company obtains the prior approval from the regulatory authority. In addition, Decree No. 264/98 established new mandatory and non-mandatory targets for the provision of the basic voice service. According to the Compny’s Management, TMA has complied with all applicable obligations.

Since March 1992, in compliance with its specific functions, the National Telecommunications Commission (“CNT”) - later known as the National Communications Commission (“CNC”), and S.C., then the AFTIC and now the ENACOM - has regulated various aspects of basic telephony and other telecommunications services, including the procedures to make claims, contracting regulations, billing and service quality, some of which have been contested by TASA.

On September 5, 2000, Decree No. 764/00 was published in the Official Gazette, officially deregulating the telecommunications market. This decree approved the Telecommunications Services Licensing Regulations (amended by Decree No. 681/13 and later replaced by Resolution MM 697-E/2017), Interconnection Regulations (replaced by the Regulations approved by Resolution MM 286/2018), Universal Service Regulations (initially replaced by the regulations approved Decree No. 558/08 and later by the new Regulations approved by ENACOM Resolution No. 2642/16), and Radio Spectrum Administration, Management, and Control Regulations (amended by Decree No. 2426/12).

Telecommunications services are subject to the regulations issued by the legislative power and by the agencias of the Executive Branch resulating such activity. Additionally, the Company is subject to national, provincial, and municipal laws and regulations, depending on the jurisdiction. In particular, telecommunications services are regulated, controlled, and supervised by the ENACOM, with the participation of the Department of Trade in certain cases, which enforces and supervises competition regulations through the Comisión Nacional de Defensa de la Compatencia (Antitrust Commission or “CNDC”), and which also enforces and supervises consumer protection regulations.

On December 19, 2014, Law No. 27.078 (“Argentina’s Digital Law”) came into effect, declaring the development of ICT and its associated resources to be of public interest, while also establishing and enrusing complete network neutrality.

On January 2, 2017, Decree No. 1340/16 was published in the Official Gazette. This decree incorporated ENACOM Resolution No. 5641/2017, which (i) extended the deadline until January 1, 2019, for entities referred to in Section 94 of Argentina’s Digital Law, to provide subscription broadcasting services by physical or radio link in locations with fewer than 80,000 inhabitants or in locations with more than 80,000 inhabitants where the service is exclusively provided by cooperatives, (ii) set forth that in locations not covered by Decree No. 1340/2016, regardless of population size, the entities referred to in Section 94 of Argentina’s Digital Law may offer subscription-based broadcasting services, provided at least one nationwide licensee already serves 700,000 customers. However, in this case, the service may not be sold as an integrated package with other services.

Due to ongoing regulatory changes, it is impossible to predict their future impact on TMA’s business and strategic plans. In this regard, by means of Decree No. 798/16 dated June 22, 2016, the Executive Branch instructed the Ministry of Communications to adapt and update the regulations on licensing, interconnection, radio spectrum control and number portability within a term of 90 days.

In this context, the following resolutions were issued: Resolution MM 697-E/2017, approving the ITC Services Regulations; Resolution MM 286/2018, approving the General Interconnection and Access Regulations; and Resolution MM 203/2018, approving the Number Portability Regulations.

Additionally, under ENACOM Resolution No. 94/2018, TASA, now merged with TMA, was registered as the holder of the Subscription Broadcasting Service by Physical Link, to provide such service in the locations specified in Section 2 of such resolution, on the terms of Resolution No. 5641/2017.

TMA cannot predict if, in the future, certain draft legislation or new regulatory proposals will become law or become a part of the regulatory framework governing its operations. These potential changes could have varying impacts on the current conditions and framework of the Company’s operations.

The Company’s financial statements consider the current and anticipated regulatory effects of regulations issued as of the date of issuance thereof, and the effect of any new regulations that may be implemented will be considered once they are published in their final form and become a part of the regulatory framework applicable to TMA’s business.

On May 15, 2023, through Resolution No. 682/2023, the ENACOM approved the Regulations for the Administration, Management and Control of the Radio Spectrum, which establishes the principles, provisions, criteria and procedures that will govern radio spectrum planning, management and control for radiocommunication services and systems, in accordance with Law 27,078, as amended.

Universal Service

As part of the transition to competition in telecommunications, the National Executive Branch (PEN) issued Decree No. 764/00, approving, among other things, the Universal Service Regulations. As of the date of issuance of these financial statements, TASA, a company now merged with TMA, has submitted monthly affidavits to the ENACOM for the periods from July 2007 to December 2024, estimating the sums corresponding to the aforementioned initial programs, which would result in a receivable from the Fiduciary Fund for such period of approximately 50,162 million pesos. This amount reflects the estimated excess amount that the Company has incurred for the provision of Universal Service programs during such period. The enforcement authority has not yet set the valuation or approval standards for some of these programs. The Company will record this receivable when collected.

On December 9, 2008, Resolution S.C. No. 405/08 was issued, setting forth that until the implementation of the Universal Service Fiduciary Fund, telecommunications service providers should deposit in the accounts opened under the terms of Section 1 of Resolution S.C. No. 80/07, an investment contribution equivalent to 1% of the total revenues arising from the provision of the telecommunications services, net of all applicable taxes and fees, without deducting any amounts that may eventually correspond in connection with the performance of Universal Service programs determined by the Regulatory Authority, on the terms of the provisions of Section 2 of Decree No. 558/08 Section Article 6 of the Universal Service Regulations approved by such Decree. The amounts were to be deposited by the relevant due date of the month following the issuance of the Resolution. The obligation was retroactive to the effective date of Decree No. 558/08. Finally, the amounts that telecommunications service providers may eventually be entitled to receive for performing Universal Service programs, whatever their nature, accrued as from the effective date of Decree No. 558/08, would be paid out of the sums deposited in the Universal Service Fiduciary Fund. TASA complied with the monthly obligation until April 2009, including the filing of affidavits to the CNC and has monthly deposited the corresponding amounts on such account in a savings account with Banco de la Nación Argentina, as described above. At the closing of these financial statements, the balance of such savings account is 2,803,185 pesos.

At the closing of these financial statements, except for the previously mentioned balances, TMA has no balances in the accounts opened on the terms of Section 1 of Resolution S.C. No. 80/07. However, TMA and its legal counsel believe that this situation cannot be considered a non-compliance that could have a significant adverse impact on TMA’s results of operations or financial condition.

It should be considered that Decree No. 558/08 does not provide interpretations contrary to the right of service providers to offset any contribution owed against the sums allocated to the provision of Universal Service programs. On the other hand, Resolution No. 405/08 of the S.C. provides that the deposit must be made without deducting any amounts corresponding to the performance of Universal Service programs. TMA's legal advisors believe that this last Resolution is illegitimate and arbitrary; in this regard, the Company has proceeded to challenge it before the S.C.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Gazette, which approved the specimen trust agreement implementing the Universal Service Fiduciary Fund, designating Banco Itaú Buen Ayre S.A. as the administrator of such fund. TASA challenged Section 2 of this Resolution before the S.C. because it repeated the provisions of Resolution S.C. No. 405/08, which required making the relevant deposits without deducting amounts corresponding to Universal Service programs.

On April 11, 2011, TASA was notified of Resolution No. 43/11 of the S.C., which set forth that the services claimed by TASA relating to High-Cost Areas did not constitute an Initial Indicative Universal Service Program, or local voice services that could be subsidized, nor another act involving a Universal Service under the terms of Section 2 of Decree No. 558/08. Subsequently, TASA was notified of new resolutions from the S.C. denying the status of Initial Indicative Universal Service Programs to the services provided by TASA, namely: (1) Resolutions No. 53/12 and 54/12, which stated that the services corresponding to (i) Information Service 110 and (ii) Discounts for Retirees, Pensioners, and Family Houses do not constitute Initial Indicative Universal Service Programs under Section 26, Exhibit III of Decree No. 764/00, nor services involving a Universal Service under Section 2 of Decree No. 558/08, respectively; (2) Resolutions No. 59/12, 60/12, and 61/12, setting forth that the services corresponding to (i) Social Public Telephony and Deficient Public Telephony, (ii) Services and Discounts to Public Institutions, and (iii) Services for Hard of Hearing People and Attention of Hard of Hearing Customers, do not constitute Initial Indicative Universal Service Programs under Article 26, Exhibit III of Decree No. 764/00, nor services involving a Universal Service under Article 2 of Decree No. 558/08, respectively; and (3) Resolutions No. 69/12 and 70/12, setting forth that the services corresponding to (i) Discounted Rates for Services with Numbering 0611 and 0612 and (ii) Discounts for Semi-Public Long-Distance Services, do not constitute Initial Indicative Universal Service Programs under Article 26, Exhibit III of Decree No. 764/00, nor services involving a Universal Service under Article 2 of Decree No. 558/08, respectively. In the opinion of TASA's legal counsel, the above listed resolutions are contrary to higher-ranking regulations, mainly Decrees No. 764/00 and 558/08 and the Universal Service Regulations approved by them. Therefore, the legal opinion given to TASA is that these Resolutions are illegitimate and arbitrary, and that same may be challenged through the appropriate legal channels, as provided by Law 19,549 on Administrative Procedures, given that TASA has strong arguments to support such challenges and to obtain a final decision on the substance of the matter, in the sense that the programs reported by TASA constitute Initial Indicative Programs. In this regard, TASA has administratively appealed each of these Resolutions. These reconsideration appeals were rejected by the ENACOM - in its capacity as the successor to the former Secretariat of Communications - and the records were submitted to the higher authorities for resolution of the appeals filed in the alternative. These services represent the total of the credit indicated in the affidavits submitted to the CNC (now ENACOM), as mentioned above.

It should be considered that Argentina’s Digital Law specifically introduces new provisions relating to the Universal Service and the Universal Service Fiduciary Fund in Title IV, Chapters I and II. On May 31, 2016, ENACOM Resolution No. 2,642/16 was published in the Official Gazette, which issued new Universal Service Regulations, replacing the regulations approved by Decree No. 558/08. The new Regulations set forth that the ENACOM will review Universal Service programs and the procedure for their allocation, but does not refer to the existing programs at the time of its issuance.

On July 3, 2020, the ENACOM issued Resolution No. 721/2020, replacing the Universal Service Regulations approved by ENACOM Resolution No. 2642/2016 by new regulations approved as an exhibit thereto.

Although the new Universal Service Regulations replace the regulations approved by Decree No. 558/08, the Decree remains in force regarding the obligation of the Regulatory Authority to determine, in connection to the obligations arising from Decree No. 764/00, those that have been fulfilled and their amounts, as well as those that have not yet been fulfilled, as well as the obligation to determine which services that differ from those established by Decree No. 764/00, provided by the licensees, are Universal Service programs and, consequently, must be recognized and continue to be performed.

Prices and Rates

Decree No. 764/00 on the deregulation of telecommunications services set forth that service providers may freely set the rates and/or prices of the services provided for objective customer categories, which must be applied in a non-discriminatory manner. However, in the absence of effective competition, historical providers abide by the maximum rates established in the General Tariff Structure. Providers may freely set their rates below the values indicated in the General Tariff Structure. To determine the existence of effective competition, interested historical providers must prove to the Regulatory Authority that one or more other providers of the same service have reached 20% of the total revenues of such service in the local area of the basic voice service in question. Additionally, in the case of national and international long-distance services, it can be considered that there is effective competition if the provider can be selected by dialing among more than two providers offering more than one destination.

For areas and services where effective competition has not been established, rate agreements have established that the maximum pulse rate be expressed in U.S. dollars, also granting TASA, a company now merged with TMA, the right to adjust it on April 1 and October 1 of each year based on the variation of the CPI of the United States of America. However, Public Emergency and Exchange Regime Reform Law No. 25.561, dated January 6, 2002, set forth that in contracts entered into by public administrations under public law regulations, including public service contracts, all indexation clauses based on foreign price indexes and any other indexation mechanisms would become void. This law also stipulated that the prices and rates resulting from such clauses be set in pesos at the exchange rate of one peso per U.S. dollar ($1 = US$1). Furthermore, it authorized the Executive Branch to renegotiate the aforementioned contracts, taking public services into account. This law has been subject to successive extensions since its enactment.

On February 15, 2006, TASA and the National Government subscribed a memorandum of understanding ("2006 Memorandum of Understanding"), whereby the parties committed to comply with and maintain the legal conditions set forth in the Transfer Agreement and the regulations in force as of that date. Thirty days after the Public Hearing to discuss the 2006 Memorandum of Understanding, which was held on April 28, 2006, both TASA and its shareholders had to suspend, for a period of 210 business days, all claims, appeals and complaints filed or pending, whether of an administrative, arbitrat or judicial nature, both in the country or abroad, that were based on or related to the emergency events or measures provided for in Law No. 25.561 concerning the Transfer Agreement and TASA's license. Accordingly, TASA and its shareholders timely submitted the suspension requests referred to in the 2006 Memorandum of Understanding, followed by successive extensions, the last of which expired on April 6, 2009. Upon its expiration, TASA, its shareholders and the Argentine Government expressed their intention to negotiate the terms of the next steps to be taken. In this regard, TSA and the Argentine Government by mutual consent requested the International Centre for Settlement of Investment Disputes ("ICSID") Tribunal to conclude the arbitration proceeding initiated by TSA, which the Tribunal did on September 24, 2009. The conclusion of the arbitration proceeding does not amount to TSA or the Argentine Government’s waiving any of their rights.

In the 2006 Memorandum of Understanding, it was stated that, in order to ensure the necessary predictability in the telecommunications sector and considering the expertise and experience provided by sector companies, the Executive Branch committed to use its best efforts to consolidate an adequate and homogeneous regulatory framework that, based on the legal and technical aspects that constitute the industry's pillars, complements and strengthens the applicable regulations.

Within this framework, and following the enactment of the Argentina’s Digital Law (as amended and regulated), which introduced changes to the pricing and tariff regime, TASA proceeded to adjust the subscription fees for basic voice services starting in 2016.

In addition, regarding prices and rates, Resolution No. 286/2018 approved new General Interconnection and Access Regulations, which, among other things, put an end to the regime set forth by Resolutions No. 157/1997 and 263/1997 of the former Secretariat of Communications, i.e. the "Calling Party Pays" (CPP) or "Mobile Party Pays" (MPP) modalities under which mobile service providers offered their services. In turn, TASA established a specific charge for calls originating from the basic telephone service to the mobile communications service.

During the years 2020 and 2021, the Executive Branch issued several Emergency Decrees (DNU) that had an impact on the Company.

In this regard, on March 25, 2020, Decree No. 311/2020 was published, setting forth that providers of fixed or mobile telephony, internet, and cable television, whether by radio or satellite link, could not suspend or cut off services to economically vulnerable customers in case of late or non-payment of up to three invoices, later extended to seven. It also set forth the obligation to provide a reduced service for that group of customers and a prepaid service with free features. Additionally, it required providers to offer payment facility plans and not to charge late payment interest.

On February 27, 2021, the ENACOM, by means of Resolution 221/2021, established a new sanctioning regime under which cases initiated after its effective date would be subject to it. This regime sets fines significantly higher than those of the previous system. The Company will challenge this regime in court based on the concepts of process of cognizance and precautionary measure, if sanctioned under the new provisions.

Regarding pricing, on August 22, 2020, the Executive Branch issued Emergency Decree No. 690/2020, amending Section 48 of Argentina’s Digital Law and incorporating provisions setting forth that the prices of essential and strategic ICT public services in competition, those provided under the Universal Service, and those determined by the enforcement authority for public interest reasons would be regulated by such law.

It should be noted that Emergency Decree No. 690/2020 also reinstated Section 15 of Argentina’s Digital Law, which had been removed by Emergency Decree No. 267/2020, stating that Information and Communication Technology (ICT) Services and the access to telecommunications networks for and among ICT service licensees qualify as essential and strategic public services in competition. The enforcement authority shall ensure their effective availability. Section 54 also classified mobile telephony services as a public services, determining that the prices thereof will be regulated by the enforcement authority.

Additionally, Section 4 of DNU 690/2020 suspended any increase or modification in the prices set or announced on or after July 31, 2020 and until December 31, 2020.

Finally, on December 21, 2020, the ENACOM issued Resolution No. 1,466/20, authorizing a price increase for retail customers of up to five percent in January 2021. Subsequently, Resolution No. 203/2021 authorized an increase of 7.5% in February 2021 and up to 2.5% as from March 1 for Mobile Communications Service (SCM) licensees, while Resolution No. 204/2021 allowed Fixed Telephony Service (STF) licensees to increase their retail prices by up to 5% in March 2021. All price increases or adjustments made to date have been duly and timely notified to the ENACOM.

All these measures have had, and are expected to continue having, negative impacts on TASA, for which several administrative and legal actions have been brought.

On March 10, 2021, Federal Court No. 1 of Córdoba granted the preliminary injunction requested by CATRIE TELEVISORA COLOR S.R.L. in the case "CATRIE TELEVISORA COLOR S.R.L. v. NATIONAL GOVERNMENT AND OTHER on DECLARATORY ACTION OF UNCONSTITUTIONALITY," ordering that "the requested preliminary injunction be granted, meaning the suspension of the application and enforcement of Emergency Decree No. 690/2020, as well as all measures adopted as a result or on the basis thereof, requiring the Executive Branch and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered." The Argentine Cable Television Association (ATVC) requested joint litigation and the extension of the preliminary injunction issued in favor of CATRIE TELEVISORA COLOR S.R.L. to all licensees of ICT services collectively represented by ATVC, which was granted on March 30, 2021.

TMA and TASA started a judicial nullity process against Emergency Decree No. 690/2020, which was filed with Federal Court on Administrative Litigation Matters No. 5 and entitled "TELEFONICA MOVILES ARGENTINA SA AND OTHER v. NATIONAL GOVERNMENT AND OTHER on COGNIZANCE PROCESS," also requesting the issuance of a preliminary injunction ordering the immediate suspension of its effects.

On September 7, 2021, the first-instance judge denied the preliminary injunction, for reasons such as the failure to prove the verisimilitude of the right claimed with the degree of evidence required for the requested relief or that the unconstitutionality challenge of Law 26,122 (Legal Regime of Emergency Decrees) exceeded the scope of a precautionary measure. This ruling was subsequently appealed by the plaintiffs.

On December 17, 2021, Chamber I of the National Court of Appeals overturned the first-instance ruling, granted the requested preliminary injunction, and accordingly, ordered the suspension of the effects of Sections 1, 2, 3, 5, and 6 of Emergency Decree No. 690/2020 and ENACOM Resolutions 1466/2020, 203/2021 and 204/2021 for six months or until a final ruling was issued, whichever occurred first. This measure was extended. On December 27, 2022, Federal Court on Administrative Litigation Matters No. 5 once again extended the preliminary injunction of the effects of Emergency Decree No. 690/2020 in favor of TASA for another six months. Finally, on August 2, 2023, the preliminary injunction was extended for an additional six months, and a further extension request is currently pending resolution by the court.

Remuneration of Directors, Executive Committee and Other Key Employees

TMA has considered the members of the Company's Board of Directors and Executive Committee as key personnel. It should be noted that, under the Argentine legislation, an individualized disclosure of the compensation of the Board of Directors or the Executive Committee is not required, and the Company does not publicly disclose this information.

a)	Remuneration of Directors

Shareholders determine the compensation of the Board of Directors annually at the Shareholders' Meeting. Those Board members who are not employees of the Company receive a compensation for their responsibilities. However, Board members who are employees of the Company receive a compensation for the roles they perform therein.

In 2024 and 2023, the aggregate compensation paid in the form of attendance fees, salaries and bonuses to both non-employee Board members and TMA’s employees amounted to 1,782,094,308 and 4,632,910,858, respectively.

b)	Remuneration of the Executive Committee

The total compensation and benefits accrued in 2024 and 2023 for Executive Committee members who are not members of the Board of Directors amounted to 3,294,308,021 and 3,066,722,583, respectively. These amounts include the annual salary and a performance bonus.

The criteria for granting and paying the performance bonus vary depending on the activities carried out by different areas. Consequently, the payment of bonuses may differ based on the department and the specific activities performed by each member.

c)	Stock Compensation Plans

TMA has participated in various compensation plans implemented by Telefónica. These plans are implemented by granting a certain number of Telefónica shares, based on the degree of achievement of the commercial and institutional goals set for the Telefónica Group.

The total expense accrued in 2024 for the outstanding shares granted to the Board of Directors and the Executive Committee amounted to 2,858 million pesos.

19.	Legal Provisions

a)	Officially Sealed Books

TMA has recorded its operations in the general journal using an accounting registration system through optical media, authorized by the IGJ under No. 7,251 on November 7, 2011, which at that time was the regulatory entity of corporations.

The Company uses various commercial systems in the process of issuing invoices to customers, with the information subsequently being recorded in the sales subledger.

Due to delays in the book legalization process, the details of sales from January to April 2024 are based on the accounting records transcribed into officially sealed books dated after the recorded transactions.

b)	Treasury Shares

As a result of the merger described in Notes 1 and 21 of these Financial Statements, and due to the share exchange ratio resulting from the such merger, on May 2, 2024, the Company's Shareholders' Meeting resolved to capitalize the comprehensive capital adjustment account as a result of the capital increase derived from the merger with Telefónica de Argentina. Accordingly, the number of treasury book-entry ordinary shares increased from 92 to 261 shares, of $1 nominal amount each.

c)	Information required by Section 64, sub-section I, paragraph b) of Law No. 19,550

Below there is a breakdown of the item Other expenses for fiscal years ended December 31, 2024 and 2023:

2024

	TOTAL	Operating expenses	Selling expenses	Administration expenses
Leases and expenses	1,767,582,442	946,726,028	-	820,856,414
Telephone service and access charges	203,117,243,995	203,117,243,995	-	-
Charge of impairment and low turnover provision	270,810,478	270,810,478	-	-
Cost of goods sold	162,825,819,658	162,825,819,658	-	-
Other supplies	129,594,373,259	117,563,149,670	668,135,946	11,363,087,643
Salaries and social security charges	506,450,278,967	242,904,972,043	184,824,798,736	78,720,508,188
Other employee expenses	100,611,348,885	17,762,663,324	13,362,699,630	69,485,985,931
Short-term or low value leases	36,478,499,102	20,258,941,649	11,502,346,954	4,717,210,499
Fees and compensation for services	157,665,821,129	14,250,716,549	124,446,463,605	18,968,640,975
Remuneration of directors and supervisory committee	1,795,272,581	-	-	1,795,272,581
Travel expenses, accommodation and mobility	6,793,667,295	3,411,188,544	1,502,805,039	1,879,673,712
Maintenance and repairs	158,201,102,313	109,173,680,823	22,622,509,331	26,404,912,159
Advertising and promotion	41,981,790,706	476,965,536	39,941,443,807	1,563,381,363
Security and safety	25,469,139,216	13,466,459,204	155,898,139	11,846,781,873
Training	2,702,798,483	1,280,623,823	982,380,364	439,794,296
Commissions	162,070,254,292	-	162,070,254,292	-
Energy and securitization	56,054,756,288	54,948,606,533	-	1,106,149,755
Transportation	19,923,862,845	1,006,950,163	11,329,529,900	7,587,382,782
Mail and courier services	1,926,419,395	1,926,419,395	-	-
Contingencies	5,715,201,674	-	-	5,715,201,674
Insurances	8,529,566,682	20,288,862	-	8,509,277,820
Other external services	86,249,670,545	83,175,519,729	1,801,841,018	1,272,309,798
Bad debt expenses	63,401,887,492	-	63,401,887,492	-
Taxes, fees and contributions	243,651,089,152	4,334,454,596	138,162,024,337	101,154,610,219
Other operating expenses	65,027,473,708	365,536,187	50,736,753,557	13,925,183,964
PP&E impairment losses	899,909,088,533	849,440,333,412	22,440,541,305	28,028,213,816
Intangibles impairment losses	467,854,521,518	226,410,337,128	194,957,582,393	46,486,601,997
Depreciation of PP&E	279,120,609,387	263,466,950,741	6,960,278,148	8,693,380,498
Depreciation of investment properties	2,703,695,157	2,703,695,157	-	-
Depreciation of rights-of-use assets	78,179,033,988	78,179,033,988	-	-
Amortization of intangibles	67,654,832,345	32,740,419,714	28,192,145,089	6,722,267,542
Total	4,043,697,511,510	2,506,428,506,929	1,080,062,319,082	457,206,685,499

2023

	TOTAL	Operating expenses	Selling expenses	Administration expenses
Leases and expenses	3,223,424,924	2,493,901,986	-	729,522,938
Telephone service and access charges	227,843,555,681	227,843,555,681	-	-
Recovery of impairment and low turnover provision	(1,388,777,835)	(1,388,777,835)	-	-
Cost of goods sold	247,769,294,036	247,769,294,036	-	-
Other supplies	135,477,522,600	120,920,157,101	3,948,153,045	10,609,212,454
Salaries and social security charges	565,564,852,399	291,777,831,785	170,775,037,259	103,011,983,355
Other employee expenses	214,698,472,737	84,516,359,629	43,885,705,811	86,296,407,297
Short-term or low value leases	28,717,341,219	9,206,172,765	10,790,982,624	8,720,185,830
Fees and compensation for services	235,209,077,918	54,259,601,545	148,766,715,312	32,182,761,061
Remuneration of directors and supervisory committee	4,657,525,616	-	-	4,657,525,616
Travel expenses, accommodation and mobility	5,701,904,339	3,439,411,512	1,074,247,373	1,188,245,454
Maintenance and repairs	159,015,448,059	120,503,108,916	15,837,760,068	22,674,579,075
Advertising and promotion	44,707,614,680	89,112,702	44,157,725,714	460,776,264
Security and safety	22,420,036,914	19,740,298,005	19,037,889	2,660,701,020
Training	2,964,929,771	1,159,327,700	723,431,963	1,082,170,108
Commissions	155,642,586,342	-	155,642,586,342	-
Energy and securitization	49,882,239,725	49,398,712,802	-	483,526,923
Transportation	18,438,274,488	6,938,637,583	11,408,766,452	90,870,453
Mail and courier services	2,742,637,943	2,454,826,564	85,305,698	202,505,681
Contingencies	5,891,388,752	-	-	5,891,388,752
Insurance	8,176,549,625	21,676,559	-	8,154,873,066
Other external services	3,505,346,502	2,467,882,083	654,126,846	383,337,573
Bad debt expenses	60,243,778,037	-	60,243,778,037	-
Taxes, fees and contributions	249,193,517,801	16,417,606,653	166,925,726,312	65,850,184,836
Other operating expenses	47,976,683,408	-	36,779,793,461	11,196,889,947
Depreciation of PP&E	350,519,991,758	314,297,527,686	8,431,214,966	27,791,249,106
Depreciation of investment properties	2,419,360,915	2,419,360,915	-	-
Depreciation of rights-of-use assets	77,603,680,538	77,603,680,538	-	-
Amortization of intangibles	61,625,080,647	29,778,947,176	30,861,433,768	984,699,703
Total	2,990,443,339,539	1,684,128,214,087	911,011,528,940	395,303,596,512

20.	Economic Context

The Company operates in a complex economic environment, where key variables have experienced strong volatility, both nationally and internationally.

Regarding the international context, the global economy is expanding in an environment marked by heterogeneous patterns and cyclical discrepancies. The United States and China are leading global expansion, while Europe, the other advanced economies, and emerging markets have shown mixed performances. In Latin America, most economies have recovered, though still below their potential.

Global inflation has declined, albeit unevenly across different economies and regions. At the same time, central banks have begun easing their monetary policies. Despite progress, and with few exceptions, inflation has not yet converged to its trend levels and, in this context, the restrictive bias of monetary policies is expected to persist for some time. Fiscal consolidation remains a challenge for most economies, as public debt has increased due to COVID-19, and higher interest rates threaten its sustainability unless governments succeed in balancing their public finances. In this framework, long-term interest rates have remained high. Additionally, constant geopolitical tension, the U.S. presidential elections, and other specific situations have injected volatility into financial markets.

Regarding the local context, the monthly economic activity index recorded an average decline of 2.7% in 2024, mainly due to contractions in the industrial, trade and construction sectors stemming from the reconciliation of relative prices and a strong fiscal adjustment that has interrupted public infrastructure spending. However, the agricultural sector has mitigated the GDP decline, showing solid growth following the drought of 2023.

The main indicators in our country are:

•	The unemployment rate increased to 6.9% in September 2024 (latest data) vs. 5.7% in September 2023.

•	The accumulated inflation for 2024 reached 117.8% (CPI).

•	Between January 1 and December 31, 2024, the peso depreciated by 27.7% against the U.S. dollar, according to the reference exchange rate of the Central Bank of the Republic of Argentina.

Regarding the last point, the monetary authority has gradually eased certain regulations for access to the foreign exchange market, although other restrictions remain in place. These measures, aimed at containing volatility in the financial market, require prior authorization from the Central Bank of the Republic of Argentina for certain transactions. Foreign currency assets and liabilities as of December 31, 2024 have been valued based on the prevailing exchange rates in the official foreign exchange market (MULC).

The environment of volatility and uncertainty continues as of the issue date of these financial statements. The Company’s Management continuously monitors the evolution of variables affecting its business to define its course of action and identify potential impacts on its financial condition. The Company’s financial statements should be read in light of these circumstances.

21.	Corporate Reorganization of TASA and TMA

On March 29, 2023, the Boards of Directors of TASA and TMA approved a preliminary merger agreement, under which TMA agreed to absorb TASA in accordance with Section 82 and related sections of the General Companies Law (“GCL”). The transaction was carried out under the corporate reorganization contemplated in Sections 80 and 81 and related sections of Income Tax Law No. 20,268 and Sections 172 to 176 of the regulatory decree of such Law.

The Extraordinary General Meetings of TASA and TMA, held on April 17, 2023, approved the Corporate Reorganization, along with the financial statements of their respective companies as of December 31, 2022, the Consolidated Special Merger Balance Sheet as of December 31, 2022, and the corresponding preliminary merger agreement entered into on March 29, 2023, including the share exchange ratio contemplated therein.

Additionally, and as a result of the reorganization process, the above referred Extraordinary General Meeting of Telefónica Móviles Argentina S.A. approved a capital increase through the issuance of shares of $1 nominal amount each and entitled to one vote per share, totaling 1,450,022,273 shares, which were delivered to the shareholder TLH HoldCo in exchange for the shares it held in TASA.

On December 29, 2023, the Boards of Directors of TASA and TMA resolved that, as all the conditions set forth in the Preliminary Merger Agreement and the Final Merger Agreement had been met, the effective date of the Merger was January 1, 2024, and all rights, human resources, and obligations of the absorbed company were transferred on that date.

As of the effective date of the merger, TMA continued TASA’s activities, generating the corresponding operating, accounting and tax effects. On that date, TMA, as the absorbing and continuing company, incorporated all assets and liabilities, including registered properties, rights and obligations previously belonging to TASA as the absorbed company, and the transfer of all human resources was completed.

As a result of the merger, the absorbed company was early dissolved without liquidation, and its shares were canceled.

Finally, on January 23, 2024, the merger was submitted to the IGJ for registration, and on March 4, 2024, the merger was officially registered.

There follows a breakdown of TASA’s balances by item, net of eliminations, incorporated as of January 1, 2024 (the effective date of the merger):

Amounts in Pesos	12/31/2023
ASSETS
A) NON-CURRENT ASSETS	1,302,395,729,874
Intangible assets	13,428,012,344
Property, plant & equipment	1,173,911,611,101
Rights-of-use assets	11,984,790,926
Investment properties	28,078,645,932
Investments in companies	7,846
Financial assets	590,261,318
Other assets	70,056,612,964
Tax credits	4,345,787,443
B) CURRENT ASSETS	491,055,069,913
Inventories	21,277,920,785
Trade receivables	162,048,239,086
Other assets	79,758,208,478
Financial assets	1,544,003,303
Cash and cash equivalents	226,426,698,261
TOTAL ASSETS (A+B)	1,793,450,799,787

Amounts in Pesos	12/31/2023
LIABILITIES
A) NON-CURRENT LIABILITIES	271,655,341,374
Leases and other financial liabilities	583,284,388
Trade and other payables	26,841,549,190
Deferred income tax liabilities	169,210,645,684
Provisions	75,019,862,112
B) CURRENT LIABILITIES	414,541,707,478
Leases and other financial liabilities	7,894,563,206
Trade and other payables	245,924,498,732
Tax liabilities	36,639,381,589
Provisions	124,083,263,951
TOTAL LIABILITIES (A+B)	686,197,048,852

22.	Subsequent Events

On February 3, 2025, the Company's Board of Directors resolved to convene an Extraordinary General Shareholders' Meeting to be held on February 24, 2025, to consider the appointment of a shareholder to approve and sign the minutes and the partial release of funds from the Reserve for Future Dividends and the distribution of dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 19, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations